8/8

07025807

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME British Land Co PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 13 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34741

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/8/07

RECEIVED

2007 AUG -8 A 2:01

The British Land Company PLC

ANNUAL REPORT & ACCOUNTS 2007

BUILDING TOGETHER



Cover: The iconic new Willis building at the heart of the City is a fine example of how British Land works closely with customers – from its unique location opposite Lloyd's of London to the scale and layout of its floorplates, this building will support the activities of Willis Group as a world leader in risk management.

OUR BUSINESS IS BUILT AROUND OUR CUSTOMERS, ENSURING WE DELIVER SPACE TO SUPPORT THEIR SUCCESS

In the property market, location and product are key; our ability to secure prime sites and deliver quality buildings helps our customers meet their business goals. We listen closely to their requirements and respond – our solutions may be practical and innovative, such as open floorplates to allow for future flexibility or dual power supplies to provide 24 hour functionality. Detail is everything: with retail clients we have worked to clarify sightline enhancing their visibility to their customers. Careful planning ensures our properties assimilate well into their environment, and into the lives of the people who use them.

Our customer focus and awareness of the wider context are important ingredients in the financial success of British Land. The images in this Annual Report reflect the customer-centric approach that drives us.

British Land seeks to achieve superior long-term growth in shareholder value by:

focusing on customer needs with prime assets in the office and retail sectors;

creating exceptional long-term investments with strong covenants, long lease profiles and good growth potential;

enhancing property returns through active sales, purchases, management and development;

maximising risk-adjusted returns through optimal financing and partnership with others; and

taking advantage of opportunities in the property market through entrepreneurial flexibility, deal-doing and financing.

FINANCIAL HIGHLIGHTS

Underlying profit before tax[1,2]

year ended 31 March
£m


147
149
181
228
257
03
04
05
06
07

Net asset value per share[2,3]

as at 31 March
pence


867
975
1128
1486
1682
03
04
05
06
07

Dividends for the year

year ended 31 March
pence


13.40
14.50
15.70
17.00
20.35
03
04
05
06
07

Gross Rental Income[4]

£706 million

Underlying Profit before Tax[1] up 13%

£257 million

Profit before Tax[4]

£1,270 millio

Underlying Earnings per Share[1] up 22%

43 pence

Dividend per Share up 20%

20.35 pence

NAV per Share[3] up 20%[5]

1682 pence

Total return[6]

21.3 %

1 See note 2 on page 88.
2 2003 and 2004 are as reported under UK GAAP and have not been restated under IFRS.
3 EPRA basis, see note 2 on page 88.
4 With proportional consolidation of Funds and Joint Ventures, Table A on page 108.
5 Before charges for REIT conversion and refinancin
6 Increase in EPRA NAV plus dividends paid, see not on page 88.





OPEN FLOORPLATES BUILD MAXIMUM INTO CUSTOMER PLANNING

To provide for future needs, our buildings are designed to deliver the optimum degree of adaptability. They allow customers to accommodate major changes with the minimum of fuss.



WE ARE VERY MUCH ALIVE TO OUR INFLUENCING ROLE ON THE BUILT ENVIRONMENT

It is with great pleasure I make this inaugural report to you in British Land's new guise as a Real Estate Investment Trust (REIT). Having taken up the Chairman's role on 1 January 2007 after four years on the Board as a non-executive director, I can report that on closer scrutiny your Company looks even better.

Results

As you will read, British Land enjoyed an excellent year in 2006/7. Our Net Assets are up, our Earnings per Share up and our owned and managed assets now total £21.3 billion. On top of that, shareholder returns again outperformed the Real Estate Index and the FTSE 100.

In the light of these results we have declared a final quarterly dividend of 8.25 pence per share (to be paid in August), making 20.35 pence for the year (up 20% on 2005/6) and reaffirm our minimum dividend pledge for 2007/8 of 33 pence per share.

REITs

In January it was a pleasure to celebrate the start of REIT trading in the UK with the property industry in my other role as Chairman of the London Stock Exchange. British Land is a flagship of the new regime and focused on making the most of this reform. Quoted REIT vehicles are a vital and growing part of international capital markets.

As a REIT, British Land is unchanged in all structural senses from before, but now has the benefit of being substantially tax free as to both income and capital gains.

Our dividends are going up and will take a slightly different form as explained in the Financial Performance section of the following Review. We also submit to a light touch regulatory regime, underpinning our property focus and secure capital structure.

However, in strategic terms, REITs are also an important development. UK property companies previously operated under a disadvantageous tax regime relative to most other real estate participants, which limited the size of the quoted sector and its delivery of shareholder value. With a level playing field now granted, REITs can further improve returns from active, tax efficient portfolio management. And with the benefits of liquidity, governance, management talent and gearing, I expect UK REITs to take market share from less liquid private and institutional property vehicles over the medium term.

There will be property cycles, but overall we are confident that British Land will be more valuable to shareholders in REIT format than otherwise.

Property industry

The property industry is a fascinating one. Its central role in developing our built enviro is increasingly important. Providing the modern space for our service industries to grov intermediating society's need for social and environmental advances in physical space itself a major challenge.

But less appreciated by many is the property industry's unique dynamics at the inte of two markets – the global investment markets that establish traded values for real es alongside and in competition with other financial asset classes – and the 'bricks and m occupier driven markets where space is manufactured to compete for demand and val created or lost in ways comparable to most other non-traded industries.

This juxtaposition is particularly relevant at present as a period of major change in investment markets' relative valuation of real estate ebbs, while a period of continuing change and growing demand in occupier markets flows. In this context British Land's enduring characteristic has been the ability to understand and respond to both market Strong capital market skills leverage investment market trends and are complementec by an increasingly impressive property level activism, to ensure we capture superior as value from meeting our customers' needs.

We are also very much alive to our influencing role on the built environment and the community and environmental responsibilities implied thereby. British Land is leading the industry in these areas, partnering with customers, suppliers, communities and pu authorities to advance the cause of sustainability.

York House

British Land is changing – building on its distinguished past and adapting decisively to challenges ahead. Our move to new headquarters at York House in March was an exen of this change – a transformation in our own space, efficiency and culture, highlighting importance of modern, well located space to service industry occupiers in general whi also showcasing our own development skills.

The Board

Nowhere are the changes more notable than at the human level. May I pay tribute to m predecessor as Chairman, Sir John Ritblat. John was truly a giant of the real estate indu over the last 35 years. From very small beginnings he built an industry leader in British l Along the way he created immense shareholder value whilst never diluting his charism entrepreneurial personality. We are proud to keep a symbolic connection with John as Honorary President and owe him a debt of gratitude for the Company he built and for its handover in the best of health.

Similarly there is much other human change ongoing at British Land. Across the Co our Chief Executive is working swiftly with his colleagues to renew our management ra install a determined performance culture. In so doing we are all conscious of the debt to those retiring from the Company and thank them for their sterling service. This is esp true at Board level. 2006/7 saw the retirement of Sir Derek Higgs as Deputy Chairman John Weston Smith and Patrick Vaughan as executive directors; and Michael Cassidy r as a non-executive at our AGM this July. I am pleased to note that we are already back strength as a Board. Andrew Jones and Tim Roberts joined the Board last July, running Retail and Office sectors, and have made a major contribution. Our non-executive rank ably boosted by Kate Swann and Lord Turnbull who joined last April. I am delighted alsc welcome Clive Cowdery (Chairman of Resolution plc) and John Travers (ex CEO, Cush & Wakefield EMEA) as non-executive directors.

The coming years will almost certainly bring more exacting market conditions. I am therefore delighted at the close partnership that is developing with Stephen Hester, ou Chief Executive, and have every confidence in him and the whole executive team takin business forward. We look forward to the challenges and believe your Company to be f them in fine shape.

Chris. Gibson-Smith.

Chris Gibson-Smith
Chairman
21 May 2007

CHIEF EXECUTIVE'S STATEMENT



BRITISH LAND IS WELL PLACED FOR CONTINUING SUCCESS

2006/7 was a notable year for British Land. We reported strong financial results. The election to REIT status was successfully made. Our overhaul of the Company to boost future prospects is being well executed. And most importantly, our customer-led strategies are producing high occupancy of our buildings, profitable delivery of more and attractive rising rental streams as testimony to the appeal of our real estate. British Land is well placed for continuing success.

2006/7 Results

Underlying earnings per share grew 22% to 43 pence on the back of record underlying profits of £257m and headline pre-tax profits of £1,270m. The headline figures are distorted by REIT related charges which saw a balance sheet offset in the release of £1.6 billion in deferred tax provisions to boost statutory net assets.

EPRA net asset value was 1682 pence per share (up 20% before charges for REIT conversion and refinancings). EPRA net assets are £8.9 billion.

Our profit growth was driven by three factors: like-for-like rental growth ahead of the market overall; strong income from asset management fees and our Canary Wharf investment; lower average interest rates reflecting debt refinancings. Total rents fell slightly as a result of asset sales but more than offset by associated falls in interest cost.

Our growth in asset value was driven by property valuation gains and profits on asset disposals. Rental growth prospects drove our valuations along with development profits and yield shift – the latter now largely complete. These gains translated to outperformance at the Net Asset level as a result of our efficient gearing policy.

British Land's total return (Net Asset growth plus dividends pre-charges) was 21.3%.

British Land's Strategy

We are focused on delivering outperformance for shareholders. With real estate markets increasingly customer driven, we are building our business around meeting their needs and thereby capturing the superior total return resulting from high occupancy and rental growth.

We seek to 'add value' at each level of the business from an activist approach to:

- sector and market selection
- asset creation and selection
- asset management
- balance sheet management
- partnership and structuring.

Superimposed upon all this are the twin disciplines of attention to shareholder value creation and concentration on markets where we have or can build competitive advantage.

Delivery on our promises

The implementation of our strategy and continued strengthening of our capability to outperform were clearly visible in our 2006/7 activities.

Our market leadership in prime retail and office property was made more distinctiv by increased focus on London offices and out-of-town retail, including the leadership position we have built in Europe in this latter category since 2005.

An intense pace of activity saw over £3 billion of asset sales and purchases to improve the growth prospects of our assets and ensure our capital is working hard. The development programme is the biggest in our history with successful pipeline building, starts and completions to deliver space at the forefront of customer appeal.

Throughout the business, asset management initiatives honed the appeal of our buildings and contributed to rental growth outperformance.

All of this rests on the capabilities of our people. The year saw a continuation of our substantive management renewal process and further embedding of a strong 'performance driven' culture.

Our activity enabled the financial outperformance British Land delivered in 2006/7 But perhaps of greater import, it gives us good prospects to deliver more in the future.

Real estate markets

Real estate markets produced another strong year as the repricing of the asset class b investment markets in relation to other financial assets was completed. Real estate's growing cash flows and strong downside protection position it between bonds and eq in the hierarchy of total return prospects. Superimpose the benefits of active manager development and gearing and you have, in British Land, an attractive equity vehicle, defensively priced.

Markets' relative relationships fluctuate in response to changes in investor sentime and movements in other asset classes which are hard to accurately predict. Real estat current positioning seems to represent a fair equilibrium on which to build fundamenta value, though rises in long-term interest rates may have an impact if sustained.

Real estate markets are now reverting, therefore, to a more normal position as occu driven markets where quality and location of space capture occupancy and rental gro which in turn drives asset values forward. The UK is a densely populated island, with concomitant scarcity of modern space. The service industries that are powering econ growth and employment are the real drivers of property values.

We are pleased that the appeal of British Land's space drove rents forward in 2006/7 which in turn underpinned the quality of our asset valuation growth in greater measure th the market overall.

Looking ahead

2007/8 will be one of our most active years as we capitalise on REIT status to accelerat portfolio repositioning whilst driving home the strategic themes discussed above. The investment market is likely to be more challenging than last year, underlining the importance of value creation from rental growth.

We believe in the Company's strategy and capabilities. Our size and shape will be a outcome of value creation from our property dealings. We expect our industry leading position, our market leadership positions and our efforts to make the assets perform w to combine and continue to present British Land as 'the company of choice' in our sect

As ever, we would have achieved nothing this year without the efforts of our people My thanks and gratitude, on shareholders' behalf, go to them.



Stephen Hester
Chief Executive
21 May 2007


M&S

HELPING OUR CUSTOMERS CONNECT WITH THEIR CUSTOMERS

We work in partnership with leading high street retailers who are seeking to expand into the out-of-town locations that shoppers increasingly prefer.



DISTINCTIVE FEATURES

MARKET LEADERS IN RETAIL AND OFFICES
CONTINUOUS ASSET SELECTION

CUSTOMER FOCUSED
BUSINESS BUILT AROUND MEETING CUSTOMERS' NEEDS

EARNINGS GROWTH
BUILT IN AND WITH FURTHER POTENTIAL

SECURE RISK PROFILE
CONSISTENT, INTEGRATED BUSINESS MODEL

SUPERIOR TOTAL RETURNS
OUTPERFORMING COMPETITORS

QUALITY ASSETS
BEST PROPERTY IN PRIME LOCATIONS

LONG LEASES
SUSTAINABLE, ASSURED CASH FLOWS

ACTIVELY ADDING VALUE
INTENSE PURSUIT OF ASSET MANAGEMENT AND DEVELOPMENT GAINS

FINANCIAL ACUMEN
ACCOMPLISHED DEAL-MAKING AND CAPITAL STRUCTURING

ABLE MANAGEMENT
A KEY TO ALL WE DO

OUR STRATEGY AIMS TO CAPTURE SUPERIOR TOTAL RETURN THROUGH THE HIGH OCCUPANCY AND RENTAL GROWTH WHICH RESULTS FROM SUCCESSFULLY BUILDING OUR BUSINESS AROUND CUSTOMER NEEDS

Introduction

This Operating and Financial Review ('OFR') sets out what British Land has achieved in the year under review. It shows how our actions fit the strategies we have laid out. It shows the business and financial results of those actions. We seek to highlight positioning for the future, risks in our business and how we are managing them as well as giving Key Performance Indicators ('KPI') to judge progress.

Importantly we show also the way our business is shaped by and responding to the needs of our customers and the wider needs of society in relation to the built environment of which we represent an important part.

Objectives and strategy

British Land's primary objective is to produce superior, sustained and secure long-term shareholder returns from management of our chosen real estate activities and their financing.

Our strategy aims to capture superior total return through the high occupancy and rental growth which results from successfully building our business around customer needs. We seek to do this in a number of ways. Property sales and purchases adjust the market and sector mix of our property portfolio to best capture growth trends in customer demand. Within our selected markets we also recycle capital, buying and selling buildings to improve the appeal and growth prospects of our holdings. And we look to create more value from new development in areas where demand for the best new space is highest. Our occupancy and rental growth is further enhanced by active asset management to hone our buildings' customer appeal.

The importance of the investment markets which interlink with our occupier markets also dictates that adroit financial management, partnerships and deal-doing complement our property based strategies to capture and translate property returns most efficiently to our shareholders.

In executing these strategies our 'bedrock' disciplines are:

- a focus on areas where we have or can build competitive advantage
- clarity that our business success will come from serving customers well
- a bias to high-quality assets, with long lease profiles and favourable demand and supply characteristics
- strong integrated risk management skills – blending leasing development, asset and liability risk into a single attractive and secure growth proposition for shareholders
- a confident, entrepreneurial, performance-driven culture
- particular regard for long-term income/cash flow growth
- an appreciation of the importance of sustainability to our customers and other stakeholders in the built environment on which we operate.

British Land's activity in 2006/7

This was a year of real progress and achievement for British Lar We delivered outperformance for shareholders whilst strength the Company's prospects to deliver more in the future. As we n last year, investment market led capital growth is slowing. Our f on adding value in a more demanding environment is founded customer-led strategy. This way we can capture high occupancy and rental growth to provide future outperformance for shareh

The commentary in this Review *highlights the actions we ha* taken to produce financial outperformance in line with the strat we describe above. These actions rest on the effectiveness of c people and, as before, much work has gone into building still fu our human capital and a performance culture with which to exe our business plans.

Under 'Portfolio Reshaping' we report on over £3 billion (gro property purchases and sales. These reduced our holdings in m sectors where we forecast weaker customer demand and reinf our market leadership positions where prospects are strong. It shows how, even in favoured markets, we keep capital working by investing in property best placed to capture demand trends reducing our holdings in more mature assets where we cannot much more to improve them.

We highlight newer initiatives in Europe and indexed-lease property which leverage our existing market skills into areas where customer demand can drive growth and we perceive pricing to be attractive.

The 'Development' section showcases one of our more distinctive added-value areas. By creating new buildings at the forefront of modern service industry needs, we use our property skills and financial strength to make attractive incremental return. Our notable success in letting these buildings is the acid test of their customer appeal.

Under 'Asset Management' we show the range of work we undertake to better tailor our existing buildings to areas of greatest customer demand. In turn this results in the above market rental growth.

Our 'Property Market Outlook' and sector commentaries explain in more detail the implementation of strategy and its rationale.

In the 'Financial Performance' section and the 'Partnerships' section, the ways we have added value to supplement our property activity are described alongside an explanation of the financial results of this activity and the KPIs that show its effectiveness. Our balance sheet and debt management continue to be distinctive strengths, amplifying property returns. Equally fiscal management and especially our REIT election were major value creators during the year. And by working with others, inter alia through Joint Ventures and Unit Trusts, we earn valuable extra income, leverage our skills and capital and increase manoeuvrability in the property markets.

This year we also highlight more fully, in our Corporate Responsibility Report, our actions on sustainability including the commitment to lead our industry and become carbon neutral. We are a business of the built environment. Our careful use of scarce resources and our buildings' impact in improving our communities and facilitating growth remain integral to our business success. The CR Report may be viewed in full on our website: www.britishland.com

Portfolio reshaping

We continually review the prospects and expected performance of each asset in our portfolio in the light of market conditions, deciding across the portfolio when to buy, hold or sell, as part of the ongoing process of improving risk adjusted returns. Our occupier led strategy informs these decisions, concentrating on markets, sectors and properties with positive supply/demand characteristics, and focusing on providing efficient and flexible accommodation in the right locations. Our principal themes are:

- to amend and refine the sector and market mix of our portfolio to best capture trends in customer demand and rental growth; and
- within our selected markets to recycle capital, buying and selling properties to improve the appeal and growth prospects of our holdings.

Bob Bowden
Property Investment Director



Refining sector mix

We have further strengthened our positions in our favoured markets:

- prime offices, especially in London, with new investment primarily via our development programme, to capture the increasing rental values driven by strong demand for accommodation from the financial and business services industries;
- UK out-of-town retail, principally open A1 use parks and superstores, where consumer sales are growing fastest and retailers require increasing representation and new flexible trading formats. Together with the constrained supply characteristics of this sector, these factors are resulting in rising rental values;

Sales 12 months to 31 March 2007	Price £m	BL Share £m	Gain/ (loss) %[1]
Retail:			
Queensmere & Observatory Shopping Centres, Slough	200	200	(9.0)
Gallions Reach Shopping Park, E6[2]	192	35	8.4
29 in-town retail units	146	146	9.0
Weston Favell Shopping Centre, Northampton[3]	122	61	22.0
9 Retail warehouse parks	112	75	9.2
Marsh Mills Retail Park, Plymouth[4]	57	28	12.6
4 Homebase stores	56	56	22.2
New Cross Gate, SE14, Sainsbury's and retail units[5]	48	48	20.5
Purley Way, Croydon, Units 1-3	44	44	12.5
2 B&Q warehouses: Stockton-on-Tees and Dagenham	41	41	(1.1)
Sainsbury's, Hanley	21	21	(5.0)
	1,039	**755**	**5.2**
Offices:			
Plumtree Court, EC4[6]	120	43	18.8
133 Houndsditch, EC3	110	110	41.2
51 Eastcheap, EC3	55	55	7.1
2-12 & 20-21 Cornwall Terrace, NW1[5]	50	50	59.8
Provincial offices	39	39	8.3
	374	**297**	**27.7**
Others:	60	50	82.3
	1,473	**1,102**	**12.7**

[1] Sale price versus last year end valuation (March 2006)
[2] Hercules Unit Trust (HUT)
[3] The Tesco British Land Property Partnership
[4] BLT Properties Ltd
[5] Completed April 2007
[6] City of London Office Unit Trust (CLOUT)

- European out-of-town retail where initial and prospective returns are favourable, responding to changing customer demographics and shopping trends which are expected to follow similar growth patterns to those seen in the UK; and
- properties subject to long leases with fixed or indexed annual rental increases. The RPI indexed increases are both more certain and potentially higher than 'all property' rental growth estimates and therefore are likely to be increasingly valued investments in a market with slower capital growth and intense focus on rental improvements.

Conversely, we have decreased our holdings where we see limited remaining opportunities to add value under our management and where we are less confident of their growth prospects in comparison with the alternatives available to us.

The sectors reduced this year are in-town shopping centres and high street units, retail parks with bulky goods profiles, provincial offices and industrial units. The strong investment market has provided good opportunities to achieve high sale prices; proceeds which we have reinvested into areas where we can create greater value.

Our decision to sell the in-town **Slough** shopping centres (at a loss versus March 2006 valuation) also reflects our disciplined focus on future trading prospects.

In May 2007 our joint venture, the Scottish Retail Property Limited Partnership, exchanged contracts for the sale of the **East Kilbride** Shopping Centre, which provides virtually all of the retail and leisure facilities in the town.

Our portfolio choices have already added value as the sectors and assets picked have performed more strongly than those reduced.

Recycling capital within selected markets

We also continue to adjust holdings within our favoured markets. This is because, even where our sector view is positive, there may be assets which for their own specific reasons have less we can do to improve them further or represent outsize commitments overall. Disposals of retail parks, for example, included the sale by HUT (and others) of **Gallions Reach Shopping Park**, Beckton for £192m. The 'Phase 2' site adjoining Gallions Reach owned by British Land was also sold for £15m, against a book value of less than £1m. The City offices sold were less prime, mature investments and we had the opportunity to take profits and recycle the proceeds more eff in our developments.

After the year end, in April 2007 we began marketing for sa the landmark building at **One Exchange Square**, in the heart of Broadgate, currently the headquarters of the European Bank f Reconstruction and Development. Contracts have recently be exchanged for the sale to KanAm Grund for £406.3m, with completion due in June.

We also launched in April 2007 proposals to introduce inve partners for our 1.5 million sq ft regional shopping centre, **Mead** Sheffield. Investors will have the opportunity to acquire a stake Meadowhall. Since this is an exceptional asset, British Land ex to remain the largest individual investor and will act as Fund ar Property Asset Manager, enhancing the returns from our in-ho skills. Further details of Meadowhall are shown later in this rep

The **retail parks acquired** are part open A1 schemes in pror positions which attract strong customer demand. With scope f our proactive asset management to tailor the accommodation amenities to further increase the appeal of parks for both tena and shoppers, we expect to achieve increasing rents.

The new **Limited Partnership with Tesco** PLC (our fourth joi venture with them) incorporates 21 high quality superstores ac the UK, on leases subject to annual RPI indexed increases. Tes is a strong superstore operator, attracting increasing numbers customers and spending, and these investments are in limited due to land and planning restrictions. We expect the propertie rise in value, reflecting these attributes, while the lease structu guarantees increasing rental income. The occupational leases Tesco also provide tenant operational flexibility, reflecting both Tesco's strategy and our customer focused approach.

The purchases of the B&Q stores (each of c 100,000 sq ft), the TGI Friday's restaurants and the Somerfield stores, all in go trading locations, together with the Cable and Wireless offices, involve long leases with fixed or **indexed annual rental increase** subject to a cap.

Our holdings of properties subject to this type of lease, wit certain level of cash flow and security of return, now amount to £1.6 billion. The market is not presently attributing full value to t types of leases – they provide attractive initial yields with guara increasing cash flow growth, plus where market rental growth f

£3.4 BILLION ASSET TURNOVER – OUR PORTFOLI CHOICES HAVE ADDED VALUE AS THE SECTORS AND ASSETS PICKED HAVE PERFORMED MORE STRONGLY THAN THOSE REDUCED

Purchases 12 months to 31 March 2007	Price £m	BL Share £m	Value uplift %[1]
Retail:			
UK			
50% share of 21 Tesco superstores portfolio[2]	325	325	–
50% share of BL Davidson portfolio	269	269	9.7
9 B&Q warehouses[3]	230	221	6.8
Centre Retail Park, Oldham	115	115	–
Hatters Way Retail Park, Luton[4]	39	14	–
Giltbrook Retail Park, Nottingham[5]	35	35	–
2 further retail parks: Dartford[6] and Hyde	24	16	8.9
Worcester Road, Evesham[7]	20	5	0.1
8 Somerfield supermarkets	20	20	4.1
Europe			
Nueva Condomina, Murcia, Spain[8]	237	118	–
9 retail parks in Europe[9]	200	63	–
50% share of Puerto Venecia, Zaragoza[10]	69	69	–
	1,583	**1,270**	**3.4**
Offices:			
50% share of BL Davidson portfolio	96	96	26.2
9 Cable & Wireless offices/network sites[11]	88	88	–
Osnaburgh Street Estate, NW1[12]	55	55	–
Colmore Row, Birmingham[12]	25	25	2.0
	264	**264**	**9.7**
Others:			
Leisure, hotel & office ancillary investments	47	36	–
14 TGI Friday restaurants[11]	44	44	8.0
	91	**80**	**4.4**
	1,938	**1,614**	**4.5**

1 From purchase price to March 2007 valuation (or earlier sale price)
2 £650m portfolio acquisition in new Limited Partnership, March 2007
3 Includes 7 acquired in portfolio, 1 in Hercules Income Fund (HIF)
4 HUT (completed May 2007)
5 Existing park and new development project
6 Dartford acquired by HUT
7 HIF – forward purchase of retail development
8 Joint venture BL/PREF (Pillar Retail Europark Fund), exchanged contracts with completion due summer 2007
9 PREF – 3 parks in Portugal, 2 in Spain, 2 in Switzerland, 1 in Belgium and Italy
10 Purchase of 50% interest from and joint venture development agreement with Copcisa Corp (a Spanish construction company) and private investors
11 Completed April 2007
12 For development

property exceeds RPI, the further increase is recognised in valuations and captured at the open market review or at lease expiry.

The acquisition of the outstanding 50% of the **BL Davidson** joint venture brought into our portfolio properties including further retail parks and London offices. We are making selective profitable disposals of the smaller assets.

Post year end, in April 2007, **HUT formed a new £680m joint venture** limited partnership with The Crown Estate incorporating three major retail investments: HUT's £480m Fort Kinnaird Shopping Park in Edinburgh (550,000 sq ft) and The Crown Estate's Gallagher Retail Park, Cheltenham (246,000 sq ft) and The Shires Retail Park, Leamington Spa (140,000 sq ft), together £200m. British Land will act as property adviser to the new limited partnership. HUT unitholders will benefit from diversification of investment, gaining exposure to two new high quality retail parks (not available on the market) which, together with Fort Kinnaird, offer further asset management opportunities under joint ownership. It also enables HUT to realise cash for reinvestment and degearing.

In the **office sector**, the acquisition of the remaining freehold interest in **Osnaburgh Street**, NW1 from The Crown Estate has enabled us to begin construction of the next phase of development of the Regent's Place estate, as set out below.

The freehold of the former Natwest building in **Colmore Row, Birmingham**, is a prominent and prime office site in the centre of the city for prospective redevelopment. We are designing some 250,000 sq ft of new high quality offices, to provide an attractive addition to the Birmingham office market.

Investment in European retail

In an important strategic step, we extended our investment in Europe, becoming market leaders in its **growing out-of-town retail park market**. This profitably leverages the management infrastructure and expertise we have built in the UK and our European representation. There is an under provision of modern out-of-town retail parks in many of the major countries in Europe, resulting in attractive supply/demand characteristics. The Eurozone retail market currently has lower rents and higher initial yields than in the UK, with similar customer preference trends which indicate that the market will develop and grow. 'Out-of-town' retail offers customers great value compared with the high street, with rents on average only 10-15% of those in town – and some 50% of a fashion park in the UK. These assets have strong prospects for growth and are attracting increasing international investor interest.

In May 2006 we completed the purchase of a 50% joint venture interest in the Puerto Venecia retail and leisure development project of 200,000 sq m (2.2m sq ft) in **Zaragoza, Spain**; further details are set out below.

British Land and PREF formed a joint agreement in March 2007 to acquire a new prime regional shopping centre and retail park known as **Nueva Condomina in Murcia, Spain** for c €350m (£237m) with completion expected in the summer. The 120,000 sq m (1.3 million sq ft) scheme includes a two storey enclosed shopping centre, which opened in September last year, with a multiplex cinema and a hypermarket, and a retail park due for completion shortly. The scheme is overall 96% let to major international and Spanish retail brands.

British Land also has an effective 40% interest in PREF, which now owns 12 income producing retail parks in Spain, Italy, Portugal, Belgium, France and Switzerland, and has contracted conditionally to acquire a further six parks currently under development – plus the Murcia scheme. The combined area of these PREF schemes and developments when completed will total 460,000 sq m (4.9 million sq ft) with an estimated market value of over €1 billion (£680m).

Development

Development is one of our key levers of value creation. It combines our skills in development itself with our customer and market focused real estate knowledge to create distinctive added value – for customers whose modern premises requirements are optimally met and for our investors who enjoy the results of successful development completions.

The **objectives of our development activities** are to:

- add high quality assets to the portfolio in areas of strong customer demand;
- provide new buildings to meet modern business requirements in both the retail and office sectors;
- create investments with potential for growth;
- realise attractive capital returns.

Important elements of development projects include the transport and other infrastructure attributes of the location, quality of specification, configuration and flexibility of accommodation, and timing of delivery into market demand. Emphasis is also placed on working with talented architects to create well designed and sustainable buildings that enhance their location. Construction is rigorously managed to achieve efficient completion with high health and safety standards.

Our London Office development programme represents an ideal way for us to meet customer needs in this sector, producing high quality buildings of architectural merit in the right locations, offering flexible, efficient floorplates and an attractive working environment. In turn, the programme is an effective way to increase our holdings in this sector, generating higher returns than those available in the current investment market.

Completed projects

Four projects totalling 843,000 sq ft have completed since 31 M 2006, on schedule and generating significant profits. **The Willis Building** at 51 Lime Street, EC3, designed by Foster and Partne with all the offices pre-let to leading risk managers Willis Grou is now in the fit out phase. The new 29 storey tower and adjoini 10 storey building occupy a prime site opposite Lloyd's of Lon and are a striking new addition to the City skyline.

York House, W1, is complete and we now occupy c 40,000 as our new head office. In May 2007 we contracted to let 33,7C the majority of the remainder of the office space, to Governme Singapore Investment Corporation at £67.50 per sq ft. Three o four retail units also have terms agreed for letting. The 22 resid apartments in York House have all been let, or reserved for lett assured shorthold tenancies. Aside from its profitability, York H is a prime example of the merits of modern flexible office spac strong design, redefining the attractions of its location and ca customer demand in so doing.

Completed projects (since 31 March 2006)	Sq ft 000	Rent £m pa Total[1]	Rent £m pa Let/ pre-let	Site cost £m	Construction cost & interest £m	Value March 200 £n
York House	137	7.4	6.1	23	60	127
Blythe Valley (G2)	35	0.7	0.7	1	7	1
Willis Building	491	21.4	21.1	48	230	360
	663	29.5	27.9	72	297	498
Coleman Street (CLOUT – forward sold)	180	–	–	9	30	4

[1] Current headline rent (excludes provision for tenants' incentives)
Data for Group and its share of Funds and Joint Ventures (except areas which are shown

Carefully Timed and Customer Focused Office Development

The York Building 137,000 sq ft | The Willis Building 491,000 sq ft | 35 Basinghall Street & One Coleman Street 379,000 sq ft | Ludgate West 127,000 sq ft | The Broadgate Tower & 201 Bishopsgate 822,000 sq ft | Ropemaker 593,000 sq ft | Regent's Place Osnaburgh Street 490,000 sq ft | The Leadenhall Building 612,000 sq ft | Regent's Place North East Quadrant 508,000 sq ft[1]



Completed
81% let[2]
Completed and
fully pre-let
Both pre-sold
69%
under offer[2]
39%
under offer[2]
100% let
or under
offer[2]
Euston
Statio
Broad
2006
0.1m sq
2007
1.0m sq ft
2008
0.8m
2009
1.1m sq ft
2011
1.1m sq
2012

[1] Planning application submitted [2] Based on office space only (includes space under option)

Committed projects

London office developments

201 Bishopsgate and The Broadgate Tower are well underway and on programme for completion in 2008. The steel frame for the tower has reached its full height at level 35, establishing its position, with the adjoining 13 storey building, as the next phase of Broadgate. This project is the largest speculative office development undertaken in the City of London and has already attracted considerable tenant interest. Contracts have been exchanged with Henderson Group plc for a pre-letting of 124,000 sq ft at 201 Bishopsgate. Henderson will relocate from 4 Broadgate which we plan to redevelop; the first element of unlocking the future development potential at Broadgate under our '2020' master planning exercise. In addition, at 201 Bishopsgate, heads of terms have been agreed for a pre-let of 223,000 sq ft with Mayer, Brown, Rowe & Maw LLP, one of the largest international law practices. Taking into account the additional accommodation over which Henderson and Mayer Brown have options, all the offices at 201 Bishopsgate are fully reserved.

We have also agreed heads of terms for a pre-let of 155,000 sq ft at The Broadgate Tower.

Construction of **Ludgate West** is also progressing as scheduled, towards estimated completion in late 2007. We have recently announced heads of terms agreement to pre-let about 69% of the offices to Charles Russell LLP, a leading firm of lawyers.

London development lettings:	Total	Pre-let, heads of terms, under offer, or forward sold
Completed developments	754,000 sq ft	**98%**
Under development with PC 2007/8	1,148,000 sq ft	**69%**

Our development of the **Regent's Place estate** has redefined this area of London's West End, creating a new working environment with modern office floorplates, together with retail and public spaces – meeting occupier demand with accommodation not otherwise available in the crowded West End, and generating rental growth. We have already developed 1 million sq ft and at Osnaburgh Street and the North East Quarter will provide another 1 million sq ft. Osnaburgh Street is a 2.5 acre site on the west side of Regent's Place where demolition of the existing buildings has begun in preparation for a mixed use scheme of 380,000 sq ft offices and 110,000 sq ft of residential accommodation for completion in the second half of 2009. The North East Quarter will be the next phase; a detailed planning application has been submitted to provide a further 384,000 sq ft of offices and 124,000 sq ft of residential units.

Ropemaker, a prominent 1.2 acre City site close to Moorgate, was purchased in March 2006 with planning consent in place for an office development of 505,000 sq ft. During the year we changed the design and have obtained a revised and increased planning consent for a building of 593,000 sq ft, which will maximise the efficiency, floor areas and tenant appeal of the project we are taking forward. Construction is well underway.

At **Leadenhall**, following achievement of revised planning, demolition of the existing building is also underway to prepare for construction of a new striking City office tower which we consider destined to be recognised as London's finest such tower.

The Building Research Establishment Environmental Assessment Method (BREEAM) was established to evaluate a broad range of the environmental impacts of various new building types. All our London offices developments have target or provisional **BREEAM ratings** for the buildings of **Very Good or Excellent** (at the top of the scale). As examples of these environmental factors, the appeal of The Broadgate Tower and 201 Bishopsgate is enhanced by their energy efficiency (they are expected to produce a 29% lower level of emissions than is stipulated by current building regulations) and the design of Ropemaker also incorporates highly efficient plant to reduce energy use and carbon emissions.

Committed projects	PC[1]	Sq ft 000	Cost £m[2] Total[1]	Cost £m[2] To complete	Value, March 2007 £m	Notional interest £m[3]	Rent pa £m[4]	Sales £m[5]
London Offices:								
201 Bishopgate and Broadgate Tower	Q3 2008	822	302	174	369	17	42.1	–
The Leadenhall Building	Q1 2011	612	396	368	114	46	36.9	–
Ropemaker	Q2 2009	593	229	211	175	29	31.5	–
Osnaburgh Street[6]	Q3 2009	490	228	214	77	19	19.4	51
Basinghall Street[7]	Q2 2007	199	40	8	32	–	–	43
Ludgate West	Q4 2007	127	49	20	71	2	6.2	–
Total Offices		**2,843**	**1,244**	**995**	**838**	**113**	**136.1**	**94**
Retail Parks								
Puerto Venecia, Zaragoza[8]	Q4 2007-9	2,159	106	88	77	8	9.3	21
Giltbrook, Nottingham	Q2 2008	199	46	44	10	3	3.9	2
Total		**5,201**	**1,396**	**1,127**	**925**	**124**	**149.3**	**117**

[1] Estimated practical completion of construction
[2] Estimated construction cost
[3] From 1 April 2007 to PC
[4] Current estimated headline rent (excludes provision for tenants' incentives)
[5] Parts of development expected to be sold, no rent allocated – see also footnotes 6 and 7
[6] Regent's Place, development includes 110,000 sq ft residential, expected to be sold
[7] CLOUT – BL share 35.9% – forward sold
[8] Joint venture (Eurofund Investments Zaragoza) – BL share 50%

Data for Group and its share of Funds and Joint Ventures (except areas shown at 100%)

DEVELOPMENT IS ONE OF OUR KEY LEVERS OF VALUE CREATION

Retail developments in UK and Spain

Giltbrook Retail Park, Nottingham was purchased in mid-2006. We redesigned the project, achieved a revised planning consent and are proceeding with a 199,000 sq ft mixed used scheme of retail and industrial space, with improved environmental attributes. The development of the park is expected to complete in 2008, anchored by an adjacent existing IKEA store. Approximately 50% of the new area is under offer, attracting premium rents and confirming our expectations that Giltbrook will become an important regional retail destination.

The joint venture development project, **Puerto Venecia**, **Zaragoza**, Spain, will provide a retail park, a shopping centre and a specialist retail and leisure park, with ancillary facilities. Zaragoza is Spain's fifth largest city, approximately 300 kilometres from each of Madrid, Barcelona and Valencia. This important project will provide a new regional centre for the City, which will host the International EXPO in 2008.

Infrastructure works for Puerto Venecia are making good progress – including the access required to enable the opening of the IKEA store in May 2007. IKEA will anchor the retail park and we have exchanged contracts with El Corte Ingles, Spain's largest department store operator, to anchor the shopping centre with an owner occupied store of distinctive design, providing over 400,000 sq ft. Other tenants for the retail park include Leroy Merlin, Conforama and Porcelanosa. Over 70% of the retail park has been pre-let, pre-sold or is under offer, with units planned to begin opening from the end of this year. We are in the process of further design enhancement for the retail and leisure centre, with good interest from major retailers.

Development prospects

Network Rail recently chose British Land as the preferred part
for a major mixed use redevelopment of **Euston Station**. We w
work with Network Rail to prepare a masterplan for the creatio
a landmark station interchange. The 15 acre site will accommo
up to 4 million sq ft of mixed use development including retail,
residential and the new station, realising its commercial poten
and assisting with the on-going regeneration of the area. Follo
settlement of legal agreements, a planning application is expe
to be submitted in early 2009.

We are also working with Sheffield City Council for the ma
planning of the land we own adjacent to Meadowhall Shoppin
Centre. The proposals, including offices, residential and car sh
facilities have attracted strong interest from potential comme
occupiers and will provide a further boost to the economic act
and amenity of the area.

'Broadgate 2020' is a master planning exercise for Broadga
presently a relatively low rise and low density estate. We are exp
the possibilities of higher rise development in certain areas and
extra floors to some existing buildings. In particular, 4 Broadga
been identified as a redevelopment prospect for a new tower
with substantially increased floor areas. We aim to submit a pl
application in due course. Other elements include working wit
Crossrail which has proposed an adjacent station with a new
Broadgate ticket hall, giving opportunities for improved transp
links and additional amenities.

Development prospects

		Sq ft 000	Cost £m[1]	Value, March 2007 £m	Notional Interest[2] £m	Rent pa[3] £m	Sales £m	
Regent's Place	NE Quarter	508	222	38	13	18	64	S
Colmore Row	Provincial Office	249	70	26	9	8	–	
Blythe Valley Park Phase 1	Business Park	697	116	16	4	14	–	Outline
Blythe Valley Park Phase 2	Business Park	680	114	–	3	14	–	
New Century Park[4]	Business Park/Distribution	582	76	21	3	8	12	
Meadowhall additional land	Mixed use	1,270	293	24	6	22	38	
Theale	Residential	204	31	15	2	4	–	S
Preston	Deepdale Retail Park	67	14	3	–	1	–	
4 Broadgate	City Office	master planning in progress						
Euston Station[5]	West End retail, office, residential	master planning in progress						
Canada Water[6]	Mixed use	master planning in progress						

[1] Estimated construction cost to complete
[2] During construction to PC
[3] Current estimated headline rent (excluding cost of tenant incentives)
[4] Post year end to be sold to BL Rosemound JV
[5] In partnership with Network Rail
[6] Joint venture with Canada Quays Limited

Asset management

Our aim to add value to the portfolio and our attention to customer needs and service across the business are reflected in the range of asset management and development activity. Good results have been generated from new and renewed lettings, rent reviews, lease restructurings, planning improvements and scheme refurbishments. Our market leadership in Retail and in Central London offices offers tenants an unrivalled choice – and this scale benefits both parties.

New lettings and lease renewals (including Funds and Joint Ventures)	Number	Sq ft 000	Rent, £m pa New total	Rent, £m pa BL share of increase
Retail warehouses	75	554	13.3	8.0
Shopping centres	135	485	16.9	6.9
High street	16	87	1.3	0.1
Central London offices	22	197	8.1	4.4
Other	129	543	5.4	2.5
Total	**377**	**1,866**	**45.0**	**21.9**

Rent reviews (including Funds and Joint Ventures)	Number	Rent, £m pa New total	Rent, £m pa Increase	Rent, £m pa BL share of increase
Retail warehouses	57	20.4	5.1	3.6
Superstores	27	31.0	2.6	2.1
Shopping centres	115	28.8	2.4	1.8
High street	15	3.4	0.4	0.4
Central London offices	20	39.3	0.1	0.1
Other	23	5.1	0.2	0.2
Total	**257**	**128.0**	**10.8**	**8.2**

Across the portfolio, we concluded 257 reviews at overall 5.5% above the external valuer's applicable ERV, generating an increase in current rental income to British Land of over £8m pa.

Retail parks

During the year we have achieved more lettings at our out-of-town locations to retailers who are either moving from in town or introducing new formats for out-of-town trading. We are able to deliver both revised unit sizes and new formats at these properties, responding flexibly and **meeting retailers' changing requirements.**


desire
nugent

Nugent Shopping Park, Orpington

Our completed development at Nugent Shopping Park, Orpington is now fully let or under offer; major retailers represented there include Game, HMV, Vision Express and WH Smith Stationery. The latter two are first lettings to these companies in out-of-town retail park formats. HUT has secured the first out-of-town lettings to Stylo Barratt's new concept store, Shutopia, at Parkgate, Rotherham and Borehamwood Shopping Park. HSBC also took their first out-of-town unit at Borehamwood.

Marks & Spencer is one of the retailers active in developing new out-of-town formats, and extending their 'Simply Food' outlets. Across our portfolio this year we have concluded seven new lettings to M&S over a total floor area of 250,000 sq ft at locations including Stockton, Edinburgh, Preston and Hayle – and there are more in negotiation. In several cases we have been able to revise planning and design, and improve configurations, to meet this customer's individual requirements.

GOOD RESULTS HAVE BEEN GENERATED FROM LETTINGS, RENT REVIEWS, LEASE RESTRUCTURINGS, PLANNING IMPROVEMENTS AND SCHEME REFURBISHMENTS


Extra

Tesco, Bulwell

Meadowhall shopping centre

Letting activity has included 29 new lettings and renewals covering over 220,000 sq ft. These include the reconfiguration of the area previously occupied by Sainsbury's where **Primark** and **Next** have taken units of 73,000 sq ft and 66,000 sq ft in the new space, recently delivered to these tenants for their fit out. The major refurbishment programme is well advanced and expected to complete on schedule in October 2007. These works have included the balcony bulkheads being cut back to improve the visibility of the shops when viewed between ground and first floor levels. The Arcade columns have been reduced in diameter, lighting and signage have been enhanced, and escalators and lifts are being renewed. All these improvements are designed not only to maintain Meadowhall as a pre-eminent regional shopping centre but also to provide customers with ease of movement around the centre and a more comfortable shopping environment.

Superstores

In this sector of the portfolio we see operators continuing to p
long leases to secure their trading positions. During the year v
completed a surrender and renewal of the lease to **Sainsbury**
a store in Surbiton which was due to expire in 2014. The new l
has a term of 30 years from March 2007 (an effective extensi
23 years) at an increased rent.

Our joint ventures with **Tesco** have agreed and funded ext
to provide a total of 72,000 sq ft of new space at four stores –
way to add to our holdings in this selected sub sector where t
restricted supply. The extensions include one complete redeve
(increasing the store size by over 50,000 sq ft) to provide a ne
Tesco Extra store with ancillary units. Further extensions of a
50,000 sq ft have been agreed and are being implemented ov
course of this year.

London offices

New lettings at Plantation Place South, EC3 in the year of a to
73,000 sq ft have been achieved, including 28,000 sq ft to AIG
and 19,000 sq ft to Arch Insurance. Plantation Place South is r
76% let. We have also let (after the year end) the last remainin
of 14,500 sq ft at 10 Exchange Square, Broadgate, to Herbert
at £55 per sq ft – a new rental high for the estate.

A number of value enhancing initiatives have been taken a
London offices over the year. Reflecting our confidence in the
we negotiated the take-back of the lease to Baring Investmen
Services in respect of 38,000 sq ft at 155 Bishopsgate. We hav
refurbished this area, as part of our ongoing programme, and i
available for open market letting. **UBS**, an existing tenant at Br
had a requirement for further office accommodation. To meet
needs we were able to agree with two other tenants the surre
leases at 6 Broadgate and re-let 66,000 sq ft to UBS. This esta
revised open market rental value for unrefurbished space, and
indication of the improvement in City occupational market co

A planning application has been submitted and preparato
are in hand at 338 Euston Road, Regent's Place in respect of a
refurbishment and extension of the ground floor and common
together with at least 20,000 sq ft on three floors; this project i
intended to create a new standard and profile, and to establis
market rental evidence on relettings.

Customer focus

In our 2005 Annual Report we recorded major changes in our
approach to customer service. There have been encouraging
from this activity. To assess our progress, in early 2007 we und
independent Customer Surveys to understand our occupiers'
perception of our management effectiveness:

- 73% rated British Land as excellent or good in fulfilling its role as a landlord
- 84% said they would recommend British Land.

Portfolio composition and valuation

The table opposite shows the principal valuation movements for the year to 31 March 2007, by sector, across our £16.9 billion portfolio. All sectors improved in value, contributing to the **9.7% uplift** for the 12 months.

The **capital return from the portfolio at 10.9%**, as measured by IPD (calculated, excluding Europe, on average capital employed and excluding capitalised interest) was ahead of the IPD Benchmark at 10.7%.

Contributing to this performance was like for like growth in rental value (ERV) for the portfolio, ahead of the market at 6.9% (IPD Benchmark 4.3%), generated from both Central London offices and out-of-town retail. The net equivalent yield (after notional purchaser's costs) on the portfolio also tightened by 23 bps to 4.7% over the year.

The main sector drivers of the valuation increase were:

- London offices, including developments, at 35.1% of the portfolio rose by 14%, including 12.8% ERV growth on the investments, reflecting the improving occupational market and sustained investment demand;
- Retail warehouse parks at 24.1% of the portfolio were up by 10.3%, led by rental growth and sustained demand for open A1 parks in particular;
- Superstores, which represent 13.6% of the portfolio, increased in value by 9.5%, based on ERV growth and a measure of further yield compression under strong investor demand.

British Land also owns 17.8% of Songbird Estates PLC, which in turn owns 60.8% of **Canary Wharf** Group PLC, providing a 'look through' 10.8% economic interest in the London Docklands estate, comprising 7.9 million sq ft of high quality investment properties valued at over £6 billion. Canary Wharf is an internationally recognised premier office estate, having established new standards of construction, and has done much to facilitate London's financial services sector growth.

British Land invested £97m in Songbird in June 2004. Cash dividends totalling £67m have been received since that date. The investment was independently valued for accounting purposes at 31 March 2007 at £255m, equivalent to 227 pence per share. The market value of the AIM listed B shares at 31 March 2007 was 323 pence per share.

Valuation by sector	Group £m	Funds/JVs[1] £m	Total £m	Portfolio %	Uplift[2] %
Retail					
Retail warehouses	2,503	1,566	4,069	24.1	10.3
Superstores	1,678	622	2,300	13.6	9.5
Shopping centres[3]	1,999	512	2,511	14.8	3.4
Department stores	797	148	945	5.6	5.1
High street	348	–	348	2.1	4.6
All retail	**7,325**	**2,848**	**10,173**	**60.2**	**7.6**
Offices					
City[4]	4,126	–	4,126	24.5	13.1
West End[5,6]	964	–	964	5.7	18.0
Business parks and provincial	172	3	175	1.0	5.6
Development[6]	899	1	900	5.3	13.6
All offices	**6,161**	**4**	**6,165**	**36.5**	**13.6**
Industrial, distribution, leisure, other	531	34	565	3.3	7.4
Total	**14,017**	**2,886**	**16,903**	**100.0**	**9.7**

[1] Group's share of properties in Funds and Joint Ventures
[2] Increase in value for 12 months to 31 March 2007 – includes valuation movement in developments, purchases and sales, net of capital expenditure
[3] Meadowhall Shopping Centre valuation up 3.5% to £1,640 million (up 5.8% pre cap-ex); ERV £83 million; net equivalent yield 4.63% (true equivalent yield 4.76%)
[4] Broadgate valuation up 10.6% over 12 months to £3,569 million; headline ERV range £44-55 per sq ft (average headline ERV is £48.60 per sq ft); net initial yield 4.78% (assuming top up of rent free periods and guaranteed minimum uplifts to first review)
[5] Regent's Place valuation up 12.3% over 12 months to £651 million; headline ERV range £23.50-49.00 per sq ft; net initial yield 4.5% (assuming top up of rent free periods and guaranteed minimum uplifts to first review)
[6] West End now includes York House, previously shown under Development

CAPITAL RETURN FROM THE PORTFOLIO WAS AHEAD OF THE IPD BENCHMARK

Portfolio yields (excluding developments)	**Annualised net rents**[1] £m	**Reversionary income**[2] £m	**Current yield**[3] %	**Reversionary yield**[2,3] %
Retail				
Retail warehouses	153	30	3.8	4.6
Superstores	102	6	4.4	4.7
Shopping centres	114	17	4.6	5.2
Department stores	42	6	4.5	5.1
High street	16	2	4.6	5.1
All retail	**427**	**61**	**4.2**	**4.8**
Offices				
City	173	32	4.2	5.0
West End	35	12	3.9	5.2
Business parks and provincial	8	3	4.5	6.1
All offices	**216**	**47**	**4.1**	**5.1**
Industrial, distribution, leisure, other	30	4	5.2	5.9
Total	**673**	**112**[4]	**4.2**[5]	**4.9**

[1] Net rental income under IFRS differs from annualised net rents which are cash based, due to accounting items such as spreading lease incentives and contracted future rental uplifts, as well as direct property costs
[2] Includes rent reviews and lease break/expiry and letting of vacant space at current ERV (as determined by external valuers) within five years, plus expiry of rent free periods
[3] Portfolio yield (gross to British Land, without notional purchasers' costs)
[4] £59m contracted under expiry of rent free periods and minimum rental increases
[5] *Current yield after adding back rent frees 4.5%*

Strong growth in cash rents is targeted within the next five years from the existing portfolio and from the committed development programme. At current market rental values, without projecting any growth or inflation, achievement of the reversionary income and letting of committed developments would add £261m to our annual passing rents (while interest costs on the funding for the development costs would also increase). Contracted increases of £59m per annum are due from expiry of rent free periods and fixed/minimum rental uplifts. (It should be noted that accounting policies under IFRS require that portions of these contracted rents are anticipated in the Group's income statement).

Leases and occupancy (excluding developments)	**Average lease term, years to first break**	**Underlying**[1] **vacancy rate %**	**Vacancy rate %**
Retail			
Retail warehouses	13.4	0.8	2.2
Superstores	20.4	–	–
Shopping centres	12.8	2.8	5.3
Department stores	29.8	–	–
High street	10.0	0.5	1.7
All retail	**16.3**	**1.2**	**2.5**
Offices			
City	11.0	1.7	2.9
West End	10.1	2.4	11.4
Business parks and provincial	12.2	11.2	11.5
All offices	**10.9**	**2.2**	**4.8**
Industrial, distribution, leisure, other	22.2	4.1	4.1
Total	**14.7**	**1.6**	**3.3**

[1] The underlying vacancy rate excludes asset management initiatives and units under offer

Our portfolio income is low risk, from leases with an overall w
average term of 14.7 years to first break. Occupancy is very hi
across all the sectors, with only 1.6% of the total accommodat
being available for letting. Vacancies in West End offices at th
end are primarily due to completion of York House (where the
of the space is now let or under offer) and our asset managem
project at Regent's Place where we have taken back accomm
for refurbishment and extension.

Property market outlook

The UK property investment market continued to be strong d
the year as the repricing of the asset class in relation to other
assets was completed. Real estate's growing cash flows and s
downside protection position it between bonds and equities i
hierarchy of total return prospects, while value can be added
active management, development and gearing to produce en
equity returns.

As the rate of yield shift subsides future performance is like
more dependent upon rental value growth. Rents remain affor
most sectors and the economy's prospects should support co
growth in the service industries, with rising employment and co
spending. However, all occupiers face their own competitive p
and will be discriminating as to which space is most appropria
for them.

Investor demand has been good and continues to be so, a
increasingly selective. Transaction levels have been high, with
maintained liquidity and demand from both UK and overseas in

**The British Land portfolio has leading positions in the tw
sectors with the best prospects for rental growth – out-of-to
retail and London offices.**

Portfolio positioning

56%[1] Retail 41%[1] Offices
80% Out-of-town 97% Central London



Retail warehouses
Superstores
Meadowhall
In-town shopping centres
Department stores
High street
Central London offices
Office development
Business parks and provincia
Other

[1] Proforma for committed developments at external valuers' estimated end value at cor



Andrew Jones
Head of Retail

Retail sector

- **£10.3 billion portfolio***
- **total property under management £14.5 billion**
- **80% out-of-town**

Investment market

Demand for prime retail, in the right locations and providing well configured trading floorspace, continues to be healthy and market prices are robust. Superstores and Open A1 retail parks are experiencing particularly strong demand with limited supply. The majority of available supply is of secondary assets and there are initial signs of differentiation in yield levels between these and prime. We consider this differentiation should widen to reflect correctly their relative growth prospects.

Occupier market

While retail trading remains competitive and retailers' experience in the current market varies, with some affected by the impact of e-commerce, consumer spending is continuing to grow, albeit at a lower rate. Total retail sales are forecast to grow over the next five years, with out-of-town shopping locations maintaining the trend of taking an increasing share. Driven by factors including convenience and enhanced choice, out-of-town is expected to see sales growth of 18.5% to 2011 compared to in town at 5.8% (Verdict).

Retailers find the size and layout of out-of-town space advantageous, while the overall costs of occupation and servicing such locations are typically lower. Migration or expansion by tenants from the high street to out-of-town is continuing with several utilising new store formats. The UK food retail sector is also strong with operators stepping up expansion to provide increasing non-food sales capacity. All retailers require ongoing flexibility of unit use and configuration, with favourable car parking ratios. Accordingly, there is strong demand for the types of out-of-town retail parks and superstores in which we are invested, against an increasingly constrained supply. Conversely, the market development pipeline is expected to increase availability of in-town shopping centre space over the next five years. These features are producing higher than average rental growth for out-of-town retail.

*including completed value of committed developments

Strategy and positioning

British Land has a distinctive retail portfolio, being the **largest owner of UK out-of-town retail warehouses and superstores.** In retail warehouse parks we favour **open A1 planning** consents where supply is extremely restricted and customer demand remains high. Our **occupier led strategy**, understanding the customer and providing the preferred trading space, is focused on these assets – their popularity with both tenants and shoppers bring continuing prospects of superior returns. We also hold selected in-town assets where we see opportunities for adding value.

We pursue acquisitions and disposals which further strengthen the portfolio. Assets are subject to regular review as we recycle capital into those retail assets which offer best prospects for rental growth. **Sales in the year amounted to over £1 billion** (our share £755m) including: retail warehouses either primarily occupied by 'bulky goods' tenants where demand for space is lower, or open A1 schemes which are highly rented following our asset management and where advantageous market prices have been obtained; shopping centres which are similarly 'mature' or where our expectations of future growth is more limited; and in-town retail where we consider trading is likely to be weaker going forward. We have purchased new retail parks within our preferred sub-sectors, for example parks in the BL Davidson portfolio and at Oldham, where Centre Retail Park is dominant in its catchment area and offers good asset management opportunities for us to generate increased value.

Out-of-town: £8.2 billion portfolio*

- 208 retail schemes, including superstores
- providing 22 million sq ft
- arranged in 1,680 retail units
- let to over 590 tenants
- average lease length to first break of 15.6 years

Key features in the out-of-town portfolio are:

- open A1 use, applying to 85% of our retail park schemes (including 11% 'open restricted'), which can attract high street retailers
- larger schemes, usually over 100,000 sq ft, capable of dominating their catchment area
- flexibility of unit size and configuration, to ensure that we can offer retailers their preferred floorplate at both shopping parks (where trend is towards smaller units for efficient trading) and superstores
- schemes we can manage overall to improve the tenant mix and to provide better facilities (from cafes to cashpoints) in an environment which will increase shoppers' dwell time and improve sales densities for our retailers, while keeping occupational costs at a reasonable level in each case to benefit the retailers trading and our opportunities to generate rental growth.

We calculate that we are the largest owner of UK **superstores**, other than the occupiers themselves. The superstore operators are gaining an increasing share of consumer expenditure through broadening product ranges, especially non-food, while maintaining their customer appeal of convenience and accessibility. In an increasingly restrictive planning environment *which* is limiting new supply of these assets, the retailers continue to require more and larger, flexible stores, and are prepared to commit to full lease lengths of over 20 years. The profile of rental growth with highly secure income is an attractive asset for British Land's portfolio. We have added to our portfolio in this sub-sector this year through the purchase of a 50% interest in 21 Tesco superstores – high quality assets in good locations let on 20 year leases to Tesco with RPI linked annual rent increases. The sale of New Cross Gate, with a Sainsbury's superstore, at a sub-4% yield and 20% above book value, provides further evidence of market demand and pricing, which should assist our superstore portfolio valuation going forward.

The **Meadowhall** Shopping Centre of 1.5 million sq ft is also an important component of our out-of-town portfolio and probably the best scheme of its kind in the UK, with exceptionally strong ongoing customer appeal. Our strategy is to capitalise on these strengths, positioning Meadowhall for attractive low risk growth through active management and ongoing refurbishment. This is expected to be complemented by the introduction of investment partners to the asset's ownership structure, and we have recently announced our plans to offer the market the opportunity to acquire such a stake in Meadowhall.

In-town: £2.1 billion portfolio

- 7 shopping centres – 3.7 million sq ft
- 38 department stores – 5.6 million sq ft
- 53 high street shops
- 11 supermarkets

Key features

- **shopping centres** £839m
  Our focus for in-town shopping centres is on those which have specific asset management opportunities. The centres are typically:
  - located within large catchment populations
  - well anchored and the dominant retail scheme in the area
  - of sufficient size to enable future redevelopment to provide new sales space
  - where we believe income growth can be achieved through our proactive asset management, including introduction of additional customer facilities which will also be income generating, such as catering and leisure operations.
- **department stores** £945m
  These stores are fully let to Debenhams and House of Fraser with a weighted average term of over 30 years. Income growth from these assets is underpinned by provisions in the leases for guaranteed increases in rent, such that gross rents will increase by some £5m (14%) over the next five years.

  All the stores are located in town centre retailing locations and opportunities for adding value are under review, including sales and development.
- **high street shops** £348m
  Disposals in the year of 27 high street shops, and two in-town supermarkets have been made, for a total of £146m, tightening our focus in the sector, and where particularly good market prices have been achieved. More such disposals are planned.



The Peacocks, Woking

Asset management and development

Initiatives continue apace, including the acquisitions and dispo lettings, rent reviews, unit reconfigurations, refurbishments, developments and the major project at Meadowhall, all as set earlier in this report. In summary across the retail portfolio, dur this year:

- 214 rent reviews were concluded at £7.9m per annum (BL above the previous rent and overall 5.8% above ERV
- 226 lettings and renewals generated £15m per annum (BL of new rent
- implementation of 225,000 sq ft of additional space at mez level in retail park units (part of the c 1 million sq ft of poten such projects within the portfolio)
- improving tenant mix and shoppers' choice at out-of-town parks by replacing catering units of c 4,000 sq ft with sever smaller units of c 1,000 sq ft let to retailers including Costa and Subway
- amendment of the planning consent for the development retail park at Giltbrook, Nottingham has been achieved. So of the new floor area is under offer and we expect to genera premium rents at this attractive regional destination park.

The market is very competitive in the UK and retailers are focu margins and selective on trading locations. As a result tenants becoming more demanding and we are seeing an increase in incentives for less than prime space. We expect modest rental rates for the sector overall, with increasing differentiation depe on location, planning, trading performance, tenant mix and uni flexibility. However, the diversity and quality of our portfolio en us to respond positively to trends, deliver the required accommo to our tenants and take advantage of new retailing concepts, s Marks & Spencer Simply Food, Tesco Home Plus and Asda Livi stores. We are also expanding in Europe, through PREF and ou investments and developments, as set out earlier in this review



Tim Roberts
Head of Offices

Office sector

- £6.2 billion portfolio
- £7.6 billion including completed value of committed developments

London Office investment market

London's global stature as a place to do business continues to grow with its unique competitive advantages as a pre-eminent financial and business service centre. To boot, these markets, including insurance, accounting and law, are themselves expanding. As a result, London's GDP is growing at a rate of 3.6%, higher than the UK's overall GDP growth of 2.8%, and employment is increasing. The investment market demand is still strong with the favourable expectations of rental growth keeping yields low, although yield compression is slowing. Transaction levels continue high, with improved prospects maintaining liquidity from a diverse range of investors.

Central London vacancy



16
14
12
10
8
6
4
2
0
vacancy %
1997
1999
2001
2003
2005
2007
City
West End

Source: Jones Lang LaSalle

Occupier market

The employment growth in London has been fuelling demand for accommodation, in particular top quality Grade A. Increased demand has led to a significant improvement in take up of offices and, on the supply side, vacancy rates in London are low and falling. In the City, where the majority of our office portfolio is located, vacancy rates have reduced by 34% over the year, now standing at 6.1% overall, or 3.4% for Grade A offices, while rents are increasing.

Central London rental growth



80
70
60
50
40
£ psf
120
100
80
60
40
2001
2003
2005
2007
2009
2011
City (LHS)
West End (RHS)

Source: Jones Lang LaSalle historic and agents' consensus forecasts

The immediate outlook is positive. We expect the strong levels of rental growth seen last year to continue this year, as rents remain affordable both in real terms and compared with other operating costs. Towards the end of the decade, primarily in the City and in response to rising rents, we do anticipate increased supply, although building cost inflation and the overall economics of many redevelopment opportunities may be limiting factors. That is why, especially in relation to our development programme, we are keeping our focus on capturing occupier demand by delivering the right product for our customers at the right time in the market, and thereby increasing rents.

LONDON'S GLOBAL STATURE AS A PLACE TO DO BUSINESS CONTINUES TO GROW

Strategy and positioning

Our strategy is focused on four themes:

- concentrating our efforts on and **increasing our weighting** in London offices where relative returns are likely to be attractive over the medium term
- focus on **providing occupiers with the right accommodation** and best in class property and management services
- actively varying the amount invested and **assessing development starts and timing** of completions, depending on our judgement of the stage of the office cycle
- enhancing returns through **active management and recycling capital** from the sale of mature assets into our carefully timed, customer focused development programme.

Our market leading office portfolio has performed well in the year due to increasing rental value, particularly in the second half of the year, and yield shift, which was a feature of the market in the first half of the year and is now slowing. We have limited exposure to downside risks in the investment portfolio due to the strong income flows under average lease lengths of 13 years to lease expiry, 11 years to break.

Portfolio 97% in Central London:

- 5 million sq ft prime offices in the City
- 1.4 million sq ft prime offices in the West End
- weighted average lease length of 11 years
- 3.4 million sq ft London office developments

plus our investment in Canary Wharf through Songbird Estates.

Activity during the year

We progressed our strategy with initiatives including:

- **recycling capital** through the sale of 'mature' investments, and those which in our view do not offer adequate risk adjusted returns. Total sales of over £370m of offices have been made in the year, achieving significant gains over valuation. Further sales will be made where we do not see adequate growth potential or where we believe the market is pricing too aggressively against the risks involved;
- **increasing our weighting** in the sector through the **development pipeline** (set out earlier in this report), where we are delivering the best quality product to the market, and well timed to meet rising demand at higher rents. During the year the development programme has risen, through a combination of spending of over £250m and value increase. Completed London office developments this year have added some 600,000 sq ft to our investments, and a further 2.2 million sq ft is being scheduled for delivery in 2007 – 2009;
- **achieving lettings** in the year to March 2007 of some 200,000 sq ft in the City and West End, generating over £8m of rent and, importantly, the recent further 600,000 sq ft let or under offer at our committed developments. These are confirming the improved market rental levels, overall in line with or ahead of our projections, and generate development profits through higher values – mostly to follow after the year end valuation. The prospects of further lettings of the accommodation becoming available in the developments are good, and we expect to achieve new hig rental levels. The minimal current vacancies in completed buildings are nearly all new or 'take back' accommodation;
- employing **asset management projects**, such as taking bac space and reletting it on the open market to establish new levels in otherwise fully let office investments, demonstrati confidence in market rental levels and demand and enablir to establish increased rents in open market transactions. W reported, as part of our asset management activities, earlie this report our taking back and reletting of offices at Broad and Regent's Place. In the case of Broadgate, the rents pas at present range between £44 and £55 per sq ft some of w as the market continues to improve, will become reversiona Our aim for the accommodation taken back at 155 Bishops having refurbished the offices, is to relet it in the open mark a level which will demonstrate further that rents at Broadga are rising;
- further **rent reviews** and preparation for the 1.9 million sq ft London offices in the portfolio which is due for review in 20 presently at an average rent passing of £41.75 per sq ft, wh we expect to see strongest growth;
- **working hard to improve the services we offer**, and our relationships with occupiers. This has led, to a marked incre in our customer satisfaction ratings. It also means we are cl to key occupiers like UBS and Henderson at Broadgate, so can work with them to meet their changing accommodatio requirements.



York House, London W1



ONE CLIENT, TWO ADJOINING BUILDINGS; OUR SOLUTION WAS AN ELEGANT EXAMPLE OF ADAPTABILITY

Business growth led a customer to take space in the property next door. To speed the flow of people moving between offices, we installed a bi-level bridge connecting the two blocks.





Graham Roberts
Finance Director

Financial performance

- **underlying earnings per share up 22% to 43 pence**
- **net asset value per share 1682 pence, up 20% pre-charges**
- **total return for the year 21.3%**

Introduction

The intense reshaping of the business over two years is reflected in a strong financial performance. The focus on rental growth, asset management, sector and asset specific buy, sell or hold decisions, the refinancing programme and our positive engagement with the REIT process, each contributed to financial outperformance.

The election for REIT status became effective on 1 January 2007 enabling our UK property rental activities to operate largely on a tax exempt basis. Nonetheless taxation will continue to arise on our overseas businesses, interest and fee income and surpluses on investments, including the units we hold in the HUT, HIF and PREF funds. The impact of REITs on the financials are explained further below.

Total return

British Land has delivered a total return for the year of 21.3%, before refinancing and REIT charges, which follows the 34.6% return in the previous year. Over five years, our annualised total return has been 18.6% (pre-exceptional charges). The valuation gains from our development programme, our active management as well as continuing positive market conditions and gearing contributed to this strong performance.

	March 2007	March 2006	% Increase
NAV per share[1]	**1682p**	1486p	13
Underlying earnings per share[2]	**43p**	36p	22
Dividends paid per share	**17.4p**	16.1p	8
Total return per share[1,3]	**21.3%**	34.6%	

[1] EPRA basis – note 2 to the accounts
[2] See note 2
[3] Before charges for REIT conversion and refinancings

Total returns are delivered from capital growth and income – the key components are described in the following paragraphs.

Capital growth

Net revaluation gains for the year were £1,630m. A revaluation surplus of £1,234m arose on wholly owned properties and £22m from investments (principally Songbird Estates PLC). Net revaluation gains from our share of Funds and Joint Ventures amounted to £257m.

The quirks of IFRS require us to recognise this unrealised surplus in different parts of the financial statements and a reconciliation is provided in note 6 to the accounts.

During the year, the Group appropriated its trading properties to investment properties, giving rise to a gain of £68m, which is unrealised but is recognised in the income statement in accordance with IFRS. This amount is not included in underlying profits.

The largest component of growth is the valuation uplift of 9.7% which includes the valuation movement in developments, purchases and sales, net of capital expenditure. Offices contributed 13.6%, all retail 7.6%.

Capital profits realised on sales of properties amounted to £82m, measured against the carrying value at 31 March 2006.

Net asset value growth

EPRA net assets at 31 March 2007 were £8.9 billion, 1682 pence per share, 13% ahead of the previous year and 20% ahead before charges for REITs and refinancings. The principal components of the 196 pence increase in EPRA NAV per share are as follows:

	Pence per share
At 31 March 2006	1486
Revaluation of properties and gains on asset disposals	292
Underlying profit after tax	43
Dividend paid	(17)
REIT conversion charge (see REIT section below)	(64)
Refinancing charges, net of tax relief	(40)
Other	(18)
NAV per share at 31 March 2007	**1682**

Income returns

A proportionally consolidated Income Statement and Balance Sheet are included as Table A to the accounts for the benefit of stakeholders who wish to see the results of British Land's interest in Funds and Joint Ventures on a look-through basis. The following commentary refers to financial information of the Group as reported under IFRS where the after tax results of Funds and Joint Ventures are shown as a single line on the Income Statement.

Gross rental and related income for the year is down 6% at £649m, principally due to sales as shown below.

Gross rental and related income	**£m**
Year ended 31 March 2006	690
Purchases	24
Sales	(76)
Like for like growth	10
Other	1
Year ended 31 March 2007	**649**

THE INTENSE RESHAPING OF THE BUSINESS OVER TWO YEARS IS REFLECTED IN A STRONG FINANCIAL PERFORMANCE

On a like for like basis rental income (including our share of Joint Ventures and Unit Trusts) showed growth of 3.5%, which is ahead of the market overall (IPD at 2.9%). The rental income growth was strongest on retail properties at 4.0% and 2.6% on offices. Office market rental levels have been growing and in so doing have largely eliminated the gap between market rents and the higher passing rents in our portfolio. Future rent review settlements in Central London above these levels will increase income.

Net rental income has reduced to £561m (2006: £589m) and represents 93.9% of gross rental income, after taking into account void costs and the expenses of individual asset management initiatives charged to property income. This is an improvement on the previous year (92.8%), partly due to the impact of sales.

The contribution to underlying profits from **Funds and Joint Ventures** is £37m, a reduction of £2m from the previous year reflecting BL Davidson becoming a subsidiary during the year.

As required by IFRS the reported results for Funds and Joint Ventures are included on a post tax basis as a single line with profits totalling £459m, an increase of 47.6% on the prior year. This profit includes financing costs of £57m, profit on sale and valuation gains £257m and a taxation credit of £170m.

Underlying **fees and other income** were £50m, the same level as the prior year, and include dividends from our investment in Songbird of £18m (2006: £16m) and performance and management fees from our fund management business of £30m (2006: £29m). A further special dividend from Songbird of £33m results in total reported fees and other income of £83m.

We again enjoyed a healthy level of performance fees where the HUT Fund enjoyed a total return of 17.5% and so outperformed its relevant IPD benchmark (15%) by 2.5%. The absolute amount of the performance fees is lower than the previous year, which had benefited from the effect of stronger yield shift in that period. The performance fees are earned by exceeding stretching targ in a calendar year and are measured against the relevant benc Our management fees are based on a percentage of the portfo value. The third party element only of fees earned are recognis in the income statement.

Only half of the performance fee earned is recognised immediately, while the balance is released over a vesting perio at the rate of 50% of the undistributed amount, provided there no significant underperformance against the benchmark in ea subsequent year. There is no clawback of released income. At 31 March 2007 fees of £13m have been deferred and are subje to potential clawback.

Underlying **administration expenses** amount to £78m whic is £3m lower than the previous year partially due to one-off ite in the current and prior year. In December and January a Grou reorganisation was carried out allowing the Group to reduce complexity in its corporate structure and ongoing compliance and operating costs. Retirements and redundancies in the yea have largely offset salary and other cost inflation.

Finance costs include net interest payable and exceptional refinancing charges. Net interest payable (before refinancing charges) is some £313m, 15.2% lower than the previous year representing the reduced interest costs through the sales in th current and prior period, as well as the effect of refinancing the superstores and Meadowhall securitisations and our higher coupon legacy debentures.

The refinancings gave rise to an exceptional cost of £305m and have the beneficial effect of reducing ongoing interest cos

Underlying profits

Underlying profits have increased by 12.7% from £228m in 2006 to £257m in 2007. The £29m increase is due to the following factors:

	£m
New lettings and rent reviews (net of £17m lease expiries)	10
Effect of purchases and sales	3
Interest savings from refinancings	14
Administration cost savings	3
Other	(1)
Increase	**29**

Amortisation of intangible assets and goodwill

The fair value of fund management contracts acquired with Pillar is amortised over the contractual lives. The charge for the year is £15m (2006: £10m) leaving an unamortised balance of £50m.

Taxation

The underlying tax rate this year is 12% (2006: 19%). This low rate arises principally through the effect of REIT exempt income in the fourth quarter, non-taxable Songbird dividends, capital allowances and capitalised interest. The rate of tax on disposals is low because refinancing costs have been used to relieve gains in the current year.

The conversion to REIT status leads to a release of some £1.6 billion of deferred taxation representing the amount of tax provided for under IFRS on valuation surpluses, which is now exempt from tax on a disposal. This deferred taxation was previously added back under EPRA guidelines in calculating NAV, so this release does not affect reported NAV.

The £338m cost of the REIT election represents a conversion charge of 2% of the relevant assets payable for the most part in July 2007 and includes related costs of £13m. Unlike deferred tax, this item has reduced NAV in the year.

Impact of REITs	£m
Deferred tax benefit	
on investment properties	1,673
on development properties	84
Goodwill impairment	(106)
Elimination of deferred tax, net of goodwill	1,651
REIT conversion charge and costs	(338)
Net effect of REIT conversion	**1,313**

Goodwill impaired during the year amounted to £106m (2006: £240m). Goodwill primarily arose through the recognition of deferred tax on acquisition of subsidiary companies and such goodwill has been expensed as a result of the decision to become a REIT. The related deferred tax has also been released.

Dividends

In November we announced a move to a quarterly dividend cycle, which mirrors rental cash inflows, as rents are typically settled quarterly. Together with our final dividend proposal for the year of 8.25 pence, our total dividend for the year will amount to £107m, 20.35 pence per share, an increase of 20% on the previous year.

Dividends (pence)	2007	2006
February (interim)	**5.6**	5.2
May (first quarterly dividend)	**6.5**	
August (final, proposed)	**8.25**	11.8
Total per share	**20.35**	17.0

As announced in November, our dividend for the year to 31 March 2008 is expected to be not less than 33 pence per share, a 94% increase on 2006. We intend to maintain a progressive dividend policy thereafter, growing dividends in line with our underlying business.

The REIT rules provide for a minimum payout of 90% of relevant profits, being UK rental business profits adjusted for capital allowances and interest capitalised (Property Income Distribution ('PID')). Our dividend proposals for 2007 and 2008 however will exceed this minimum by a substantial margin.

Accordingly, future distributions will comprise a combination of PID and normal dividend. The coupons sent to investors will make the split clear. Withholding tax will be applied at the rate of 22% (20% from April 2008) to the PID element. Certain investors, such as pension funds and charities, may receive their PID income without withholding tax (but to do so must first complete formalities with our registrars).

The PID calculation for the quarter to 31 March 2007 must be distributed before 31 March 2008. As the PID for the year to 31 March 2008 is currently expected to be unusually low, the final dividend for 2007, due in August, will be payable out of non-PID income, that is as a normal dividend. The split of the November distribution between PID and normal dividend will be announced at the same time as the results for the quarter to 30 June 2007. Investors should note that the split between PID and non-PID will vary over time.

Earnings per share

Diluted earnings per share increased to 470 pence from 227 pence in 2006. Underlying earnings per share have risen 22% to 43 pence, due to both the increase in underlying profits and reduced tax charge.

Cash flows

Cash generated from operations has increased by £24m to £479m. Reduced interest costs and higher levels of cash distributions from Funds and Joint Ventures have increased the net cash flow from operating activities by £100m (96%).

	March 2007 £m	March 2006 £m
Cash generated from operations	**479**	455
Net cash flow from operating activities	**204**	104
Net investment cash flows	**(39)**	986
Financing	**(11)**	(1,025)
Dividends paid	**(91)**	(84)

Accounting judgements

The most significant judgements made in preparing these accounts relate to the carrying value of properties and investments which are stated at open market value. The Group uses external professional valuers to determine the relevant amounts.

Significant accounting policy judgements are highlighted in our accounting policy note. The most important judgement affecting comparability with other property companies is the approach to deferred tax, albeit following the introduction of the REIT regime this has become of less significance.

Finance and capital structure

British Land is managed on an integrated basis to produce secure and attractive risk adjusted returns to shareholders. Risk management is a distinctive skill at British Land where the mix of assets, leases, developments and debt are managed together to ensure the most effective result. Overall, the Group's prime assets and their secure long term contracted rental income, primarily with upward only rent review clauses, present lower risks than many other property portfolios, enabling the returns to be enhanced using financial leverage. A 45-55% loan to value ratio is currently targeted, subject to the Board's view of markets, the prospects of and risks within the portfolio and the recurring cash flows of the business. At 31 March 2007, this was 41%, 45% proportionally consolidated (43% and 47% respectively pro forma for payment of REIT conversion charge).

Since we seek to maximise shareholder returns, we prefer to a equity issuance, except where the commercial opportunity cle merits it. We also would expect to return capital to shareholde over the medium term surplus funds arise over and above that we believe can be attractively deployed in the business.

Debt is raised from a variety of sources with a spread of ma dates. Longer term debt is raised principally through securitisa and debentures. Securitisations have a range of benefits, inclu long maturities at competitive rates with no recourse to other companies or assets in the Group, and without financial coven by British Land. Debentures benefit from long maturities and bullet repayment.

Unsecured revolving bank facilities provide flexibility of dra and repayment and are committed for terms of five to ten year aim to spread the maturities of the different facilities from a wi range of banks. Other unsecured funding includes US private placements, with terms of up to 20 years.

The Group borrows at fixed and floating rates and uses derivatives to achieve the desired interest rate profile; currentl policy is to maintain around 85% (subject to 5% tolerance) of c fixed or capped rates taking into account prospective transact including development funding. This interest rate profile is clos monitored as part of our management of the overall financial e of transactions. The year end position of 96% fixed/capped ref recent disposals (and expenditure due in respect of the develo programme).

The Funds and Joint Ventures are separately financed, and their own interest rate derivatives, all with no recourse to Britis

Financing statistics	31 March 2007
Group:	
Net debt	**£6,404m**
Weighted average debt maturity	**14.1 yrs**
Weighted average interest rate	**5.32%**
% of net debt at fixed/capped interest rates	**96%**
Interest cover[1]	**1.70**
Loan to value[2]	**41%**
Unsecured debt to unencumbered assets	**28%**
Undrawn committed facilities and cash	**£1,855m**
Group and share of Funds and Joint Ventures:	
Net debt[3]	**£7,741m**
Weighted average debt maturity	**12.7 yrs**
Weighted average interest rate	**5.36%**
Interest cover[1]	**1.69**
Loan to value[2]	**45%**

[1] Underlying profit before interest and tax/net interest excluding refinancing charges
[2] Debt to property and investments
[3] See Table A

BRITISH LAND IS MANAGED TO PRODUCE SECURE AND ATTRACTIVE RISK ADJUSTED RETURNS

This has been another busy year for refinancings and raising new finance for the business, in each case reducing future interest costs and increasing distributable income:

- a **£1 billion restructuring of the British Land debentures** was completed in August 2006, creating a debenture security pool valued at £1.8 billion. A pre-tax refinancing charge of £228m, mainly due to the difference between the market and book values of the debentures, reduced EPRA NAV per share by 30 pence; there was virtually no effect on NNNAV (being NAV less the mark to market of debt and deferred taxation). British Land's annual interest costs are reduced by some £10m and the weighted average cost of debt is reduced by some 0.3% per annum. With the simplified uniform structure, improved common covenants and enhanced transparency, the new debentures are already showing benefits of greater liquidity;
- the **refinancing of the Meadowhall Shopping Centre securitisation**, with a new simplified structure provided rating improvements for bondholders and a lower on-going interest cost for the Company of 4.98% per annum. This refinancing incurred a charge of £39m;
- the last of British Land's higher coupon debentures (8.875% 2035 and 9.375% 2028) were refinanced by replacing them with a new amortising 2035 debenture at a rate of 5.0055% per annum, subject to a charge of £38m;
- we issued **£98m 5.50% Senior Notes 2027** to US investors, effectively refinancing a similar amount of maturing notes. The new notes are unsecured and have a term of 20 years with no amortisation, with the same covenants as all other unsecured facilities;
- over **£1 billion of new or renewed bank committed** revolving credit facilities were raised during the year. These included a successful syndicated seven year loan facility of £405m, at lower market pricing to replace more expensive lines with shorter terms.

Over the last two calendar years we have taken advantage of financial market opportunities to refinance all British Land's secured and securitised debt of some £4.9 billion, and have agreed new or renewed bank facilities of over £2.7 billion. The refinancings have contributed to reducing our interest costs going forward; the weighted average interest rate at 31 December 2004 was 6.49% which reduced by 31 March 2007 to 5.36%.

In the Funds and Joint Ventures we have arranged the development finance for the Joint Venture project at Puerto Venecia, Zaragoza, provided in October 2006 by a syndicate of banks in Spain. The Tesco Aqua Limited Partnership was financed on completion in March 2007 by a term loan facility.

Key performance indicators

Property is a long-term business. Decisions taken to create value over time frequently affect current year's earnings and so the Board measures performance over a range of time periods. Our management judgements over sector views, asset selection, redevelopments, financial structure, corporate and community responsibility all combine to deliver a single set of financial returns and these should be judged against the risk profile adopted.

In measuring and benchmarking performance, a number of key performance indicators are used to indicate the impact of management actions. At the 'total company' level, the three most visible indicators are 'total shareholder return', 'total return' and 'earnings per share growth', reflecting the performance of the whole business. Benchmarking is undertaken against our major quoted peers and the FTSE Real Estate Index.

The key performance indicators demonstrate British Land's strong track record in relative and absolute value creation over the last one, three and five years.

Performance indicator	One year	Three years	Five years
Total shareholder return[1]			
– British Land	24.3%	49.4%	23.7%
– Peer group[2]	21.7%	39.6%	20.8%
– FTSE Real Estate Index	22.3%	45.4%	19.4%
– Ranking in peer group	2	1	1
Total return[3]			
– British Land	21.3%	24.3%	18.6%
– Peer group	20.8%	21.2%	14.6%
– Ranking	2	2	1
Earnings per share growth[4]			
– British Land	22.0%	7.9%	7.5%
– Peer group[4]	5.2%	5.4%	4.7%
– Ranking	1	1	2

[1] Total shareholder return represents growth in share price plus dividends per share (assuming reinvested)
[2] Average of major peers – Land Securities, Hammerson, Liberty and SEGRO (some differences in year ends)
[3] Total return (pre-exceptional) represents growth in adjusted, diluted net asset value per share plus dividends per share
[4] Adjusted diluted earnings per share (excluding exceptional items, profits on asset disposals and revaluation gains)

Non financial performance indicators which are also key to the business and used as measures of progress are, as reported under Portfolio Valuation above:

Year to March 2007	British Land	IPD Benchmark
Like for like rental value growth (ERV)	6.9%	4.3%
Portfolio capital return per IPD (ungeared)	10.9%	10.7%

Risk management

British Land generates returns to shareholders through long-term investment decisions requiring the Company to evaluate opportunities arising in the following core areas:

- demand for space from occupiers against available supply;
- differential pricing for premium locations and buildings;
- alternative use for buildings;
- demand for returns from investors in property, compared to other asset classes;
- economic cycles, including their impact on tenant covenant quality, interest rates, inflation and property values;
- price differentials for capital to finance the business;
- legislative changes, including planning consents and taxation; and
- construction pricing and programming.

These opportunities also represent risks, the most significant change to the value of the property portfolio. This risk has high visibility to senior executives and is considered and managed continuous basis. Executives use their knowledge and experie to knowingly accept a measured degree of market risk.

The principal **external business risks** identified can be summarised in the table below.

Key **internal management and process** risks are also identifiec British Land's formal risk management process. These interna are the focus of assurance work performed by the Group's Int Audit function. The risk management process includes define areas and a risk scoring methodology based on the assessed of the risk event and the likelihood of its occurrence. The princ risks identified are considered and reviewed at various stages the process, culminating in consideration of and discussion b Executive Directors, the Audit Committee and the Board.

Risk:	Principal mitigations:
Property market	
Market pricing and other changes affecting property value, including:	Regular investment appraisals assess prospects and identify properties for disposal where
• Change in investor and occupier demand	Upward only long leases on good quality well located buildings
• Letting risk on speculative development	Occupier led development strategies with a phased pipeline of projects
• Environmentally unsustainable buildings	New developments built in line with a formal Sustainability Brief
• Tenant default	Spread of tenants with strong financial covenants and regular covenant review process
Debt market	
Reduced availability or increased cost of finance	Leverage regularly reviewed
	Borrowing covenant headroom maintained
	Spread of sources and maturities of facilities
	Sufficient lines maintained for spending commitments
	Interest rate management policy with high level of hedging
Currency exchange movement	Foreign currency assets financed by matching currency borrowings
Development	
Poor control of design and construction programme, or contractor failure leading to cost overruns and programme delays	Contractor performance closely monitored within project management process
	Regular monitoring and forecasting of project costs
	Contractor financial covenant review process
Reputation	
Health and safety	Health and Safety Policy and defined responsibilities and reporting throughout the Group
Non-compliance with regulation	Independent compliance auditing programme
People	
Retention of key staff	Career development and succession planning for key executive positions
	Key man insurance
	Remuneration structure reviewed and benchmarked

Partnerships

British Land's net investment in Funds and Joint Ventures is £1,610m (2006: £1,234m) at 31 March 2007. This investment is principally in four active funds and 15 (2006: 13) active Joint Ventures, which hold in total £7 billion (2006: £6.4 billion) of properties in retail, offices and development. The Funds and Joint Ventures are financed by £3.1 billion (2006: £2.8 billion) of external debt, all of which is without recourse to British Land.

The Funds provide British Land with interests in properties in our key sectors. British Land acts as property adviser to the Funds and receives performance and management fees.

Funds

HUT

The Hercules Unit Trust ('HUT') was established in 2000 as a Jersey based closed ended property unit trust with a fixed life to September 2010, subject to extension with consent of unitholders. Its aim is to acquire and own retail warehouse and shopping park investment properties throughout the UK, with a view to providing an annual total return on the portfolio in excess of the IPD Annual Retail Warehouse Index over the life of the Trust.

The **Trust return** for the year to 31 December 2006 was 22.5%, with a three year annualised return of 31.5% per annum. At the property level, without the effect of gearing, the portfolio returned 17.5% for the year, compared to the IPD Annual Retail Warehouse Universe (excluding HUT) of 15% for the same period. Drivers of this performance were:

- rental value growth of the portfolio of 4.4% over the year (IPD Retail Warehouse Index 2.9%)
- low vacancy rate at 2.3% (IPD Retail Warehouse Index 7.5%).

In HUT's year to December 2006:

- the net asset value of the Trust increased to £2.1 billion (2005: £1.7 billion)
- the net asset value per unit rose 20.8% to £1,635 (2005: £1,354)
- the underlying property portfolio increased in value to £3.4 billion (2005: £3.0 billion), despite net property sales of £87m.

At 31 December 2006, gearing equated to 35.6% of the aggregate Trust value, well within the Trust's limit of 60%.

The **secondary market** has continued to be active, with no new units issued in the year. A total of 174,532 units were traded over the year with a total value of £252.5m. The units traded at a premium of 7% above their net asset value during the year with the exception of one large portfolio sale.

British Land Property Advisers Ltd is HUT's property adviser, and Schroder Property Managers (Jersey) Ltd is the Fund Manager.

PREF

PREF (Pillar Retail Europark Fund) was created in March 2004 as a closed-end Luxembourg based Fonds Commun de Placement to invest in out-of-town retail parks in the Eurozone – particularly France, Spain, Italy, Portugal and the Benelux countries together with Switzerland. On completion of outstanding contracted acquisitions, the target of a €1 billion portfolio, set when the fund was launched, will be exceeded.

The annualised total return for the year to 31 December 2006 was 15.2%. Gearing at 31 December 2006 was 58%. PREF gears up to 60% loan to value with debt provided by a syndicate of banks.

The Investment Manager is BL European Fund Management LLP, in which British Land has a 70% interest.

HIF

Hercules Income Fund ('HIF') was established in September 2004 as a Jersey based closed ended property unit trust with a fixed life of 10 years, subject to extension with unitholder consent. Its objective is to target smaller retail park assets, and with an emphasis on a higher distributable yield.

The Trust return for the year to 31 December 2006 was 18.9% and the property return was 19.3% compared with the IPD Annual Retail Warehouse Universe Benchmark of 15.3%. HIF's loan to value is currently low, but it is intended to raise the level of gearing to nearer HIF's target of 50% in order to further enhance returns when acquisition opportunities arise.

In the year to December 2006:

- net assets have increased to £145m
- the net asset value per unit has risen from £1,137 to £1,307
- the underlying property portfolio has increased in value to £149m (2005: £144m) despite net property sales of £13m.

British Land Property Advisers Ltd is the property adviser, and Pillar Property Management (Jersey) Ltd is the Fund Manager.

Fund	Portfolio	Value £m	Net Rent £m[1]	Finance £m	BL Share %	BL Interest £m
Hercules Unit Trust ('HUT')	Retail shopping parks	3,408	112	1,225	36.27	787
Pillar Retail Europark Fund ('PREF')	European retail parks	340	20	201	22.35[2]	29
City of London Office Unit Trust ('CLOUT')	Offices	–[3]	–	69	35.94	10
Hercules Income Fund ('HIF')	Retail warehouses	153	6	6	26.12	39

[1] Annualised
[2] Will increase to 40% when committed new equity fully contributed
[3] CLOUT investments all forward sold or sold during the year

Joint Venture Portfolio	JV Partner	Portfolio Valuation £m	Net Rent £m[1]	Finance £m	B
BLT Properties Ltd 1 retail park, 8 Tesco superstores	Tesco PLC	363	15	185	
Tesco BL Holdings Ltd 2 retail parks, 2 shopping centres each anchored by Tesco, 5 Tesco superstores	Tesco PLC	705	29	315	
Tesco British Land Property Partnership district shopping centre anchored by Tesco	Tesco PLC	109	5	45	
Tesco Aqua Limited Partnership 21 Tesco superstores	Tesco PLC	652	29	487	
The Scottish Retail Property Limited Partnership shopping centres in Aberdeen and East Kilbride	Land Securities PLC	703	37	430	
BL Fraser Ltd 12 department stores	House of Fraser PLC	296	14	130	
Eurofund Investments Zaragoza SL[3] Puerto Venecia, out-of-town shopping scheme	Private Investors and Copcisa Corp	154	–	16	

[1] Annualised [2] BL share of net assets [3] Development project

Joint Ventures

The Joint Ventures provide British Land with access to desirable properties (often off market), within a separate entity formed for the purpose, and controlled on a 50:50 basis by a board carrying equal representation from each partner. The entities are able to raise finance on the strength of their assets, usually with no support from the partners, thereby significantly lowering the initial equity investments and enhancing returns on capital. The enterprise is shared by the partners, over a specific agreed lifetime for the venture.

Key activity since April 2006 included:

- In March 2007 a fourth joint venture with Tesco PLC was formed, The Tesco Aqua Limited Partnership. The £650m portfolio has an initial rent of £29m per annum from 21 superstores let to Tesco.
- The formation in May 2006 of the new joint venture in respect of Zaragoza, Spain, to develop a 2.2 million sq ft out-of-town shopping scheme.
- The acquisition of the outstanding 50% ownership of BL Davidson for approximately £256m in August 2006.

Although some of the Joint Ventures have different year ends from British Land, the accounting periods recognised have now been aligned to the Group's March year end using management accounts, to assist the requirements of quarterly reporting.

The summary details of the principal Joint Ventures in which we have a 50% share are shown above.

People

Individuals are essential ingredients in our long term success. It is important that we retain and attract motivated and skilled professionals able to deliver our strategy and work effectively in a small and focused team.

The business model is people light and asset heavy – it leverages the work, skill and judgement of a relatively small staff over a large value of efficiently financed assets. The strategy and business changes introduced in 2005 are designed to emphasise the 'human value added' in order to lift performance at the property level, whilst retaining efficient translation to profits and net asset value via financial and fiscal structure. This is all the more important in a market where outperformance is going to be delivered througl superior rental growth and an activist approach to asset selec and management.

To accomplish our performance goals and the shift in busi model, the Company is engaged in a process of management renewal and culture change, targeting a high performance, op and meritocratic culture where its people are motivated indivi and as a team to outperform competitors, subject to maintena of quality and security overall.

During the year that process has included:

- reinforcement of the annual appraisal process introduced in 2005 with specific financial and non-financial goals for executives, and alignment of the remuneration structure to support performance against objectives
- succession planning for a number of key retirements during the period
- recruiting further property professionals to assist the exec of our intensive asset review and management process
- expanding our development team in response to the increa programme activity
- reshaping the Finance & Tax teams following the major restr of the Group's internal corporate structure on REIT conversi

At a time of intense business activity, our staff have responded challenges presented by major changes in the composition of ou

Our move to a new Head Office is aimed at providing our s with the modern efficient environment we offer to our custome and we are already reaping the benefits of improved communi and effectiveness at York House.

Forward looking statements

In preparing this Business Review we have had regard to the recommendations and guidance issued by the Accounting Sta Board, insofar as we consider they are relevant to our business and industry. We have provided herein a commentary on our m activities and prospects. Readers will understand that where w make forward looking statements they reflect our current view future results will depend on many factors and interactions wh may cause outcomes to differ from those anticipated.


IN A HIGHLY COMPETITIVE
MARKETPLACE, VISIBILITY
DRIVES SALES


SPORTS

We chamfered the balcony edge to improve sightlines between ground and first floor levels. This subtle adjustment improves our retailer branding and helps them attract shoppers.

This is our fifth year of corporate responsibility reporting. This section provides a summary of our corporate responsibility activity. Our full Corporate Responsibility Report is available online in a format that is designed to be widely accessible and provide easy navigability for users. This corporate responsibility section contains an overview of our:

- approach to corporate responsibility management;
- focus areas of risk and opportunity: resource use, waste management, regeneration, biodiversity, British Land people, community and occupiers and suppliers;
- progress against a selection of 2006 targets; and
- key performance indicators, objectives and targets for 2007.

View our full Corporate Responsibility Report at www.britishland.com/crReport/2006

Managing corporate responsibility

As one of the UK's largest property investment companies we finance, develop and manage property for the long term.

Our **integrated approach** to corporate responsibility helps in our development and management of sustainable, commercially viable properties that are attractive to occupiers, leading to better returns for our shareholders. Taking our corporate responsibilities seriously helps us meet existing and potential regulatory requirements, and also protects and enhances our reputation.

The Board regularly reviews risks to the business, including those arising from corporate responsibility issues. Peter Clarke, Executive Officer, chairs the Corporate Responsibility Committee, and reports to the Executive Committee and Board.

The **Corporate Responsibility Committee**, consisting of heads of department and senior representatives, takes direct responsibility for targets. This Committee also oversees **working groups**, each focusing on a key area, such as the supply chain.

In 2006 we continued to focus on the seven areas of **risk** and **opportunity** agreed in 2005 following a two year consultation process with shareholders, employees, occupiers, local communities, suppliers and experts. These focus areas will be reviewed again in 2007.

Our approach to corporate responsibility is underpinned by **policies and documents** including our Corporate Responsibility Policy, Sustainability Briefs for Developments and Refurbishments, Service Commitment for Occupiers, Waste Management Plan, Biodiversity Programme and sustainable Travel Plans. You can download these at www.britishland.com/downloads.htm

Resource use

Carbon neutral company

Earlier this year we announced the decision to become carbon neutral by 2008/9. The target will be achieved through on-going measurement and reduction of carbon dioxide emissions, by maximising energy efficiency, increasing the use of renewable energy and by using offsetting as a final step to achieve carbon neutrality. We will also continue to work in close partnership with suppliers and customers to help them to reduce their carbon footprints.

Reporting resource use

We use energy to power lighting, heating, ventilation and cooling, and for cleaning activities. We use water for domestic facilities, cooling and landscape watering.

We record **energy and water information** for the common (landlord-controlled) areas of our multi-let properties. These are the areas where, as landlord, we control usage and can directly effect improvements. Information for April 2005 to March 2006 is compared to information for the same period in 2004/5, according to Department for Environment, Food and Rural Affairs ('DEFRA') guidelines. Information was reported from properties with a total common floor area of 1.49 million square metres (m^2) in 2005/6, a 42% increase on 2004/5.

Total **water use** decreased by 16% to 417,926 cubic metres (m^3) in 2005/6. Approximately 60% of our total reported water usage was in offices and over 30% was in shopping centres. Overall intensity of water use decreased from 0.82 m^3 per m^2 in 2004/5 to 0.51 m^3 per m^2 in 2005/6. Residential properties used water most intensely per m^2 compared with other property types. During 2006 we sold our residential portfolio and so our water management activities now focus on our shopping centre and office portfolios.

Total **consumption of all energy** types (electricity, gas and oil) decreased by 4% to 66,041,930 kWh in 2005/6. Associated **CO_2 emissions** also decreased by 2.7% to 22,527 tonnes in 2005/6. This slight decrease reflects year on year changes in the composition of the property portfolio as well as year on year reductions in reported resource use by properties.

Electricity use accounts for almost 80% of the total CO_2 emissions from the property portfolio and represents our most intensive source of CO_2 per m^2. **Gas use** accounts for almost all of the remaining CO_2 emissions and is our most intensively used energy source per m^2. **Oil use**, which was reported in only one of our properties, makes a minor contribution to our CO_2 emissions and remains consistent with 2004/5.

Total CO_2 emissions associated with electricity use in offices decreased by 16.6% to 6,938 tonnes in 2005/6, largely due to the energy management activities at Broadgate. Total CO_2 emissions for electricity in shopping centres increased by 10% to 9,787 tonnes in 2005/6, largely due to data from two additional properties and a significant increase in electricity reported from one shopping centre. Total CO_2 emissions for electricity in 'other' properties increased by 56% to 1,154 tonnes in 2005/6, due to the inclusion of one retail property which reported high consumption; the accuracy of this property's data will be reviewed in 2007.

Total CO_2 emissions associated with gas use in offices decreased by 13% to 4,043 tonnes in 2005/6, largely due to properties reporting a decrease in use and fewer reporting properties. Total CO_2 emissions for gas use in shopping centres increased by 16% to 605 tonnes in 2005/6 due to more centres reporting gas use and an increase in gas use. However, CO_2 emissions per m^2 for gas use in shopping centres decreased by 65% to 1.9 kilograms in 2005/6, largely due to newly reporting properties reporting a low consumption relative to common floor area.



324 cubic metres of rainwater were harvested and re-used at Meadowhall in 2006

Energy use and carbon dioxide emissions

Monitoring and managing energy use reduces our carbon dioxide emissions, minimises the impact of increasing energy prices and helps us to meet existing and future regulatory requirements.

We have been working with the Carbon Trust since 2003 to develop and implement our **energy benchmarking tool**, which provides an active means of controlling energy use in the common (landlord-controlled) areas of our portfolio. In 2006 we rolled it out to managing agents. Based on initial findings, we carried out energy surveys for seven properties and developed improvement recommendations covering aspects such as management and control of services, lighting, space heating, ventilation and building fabric.

As well as benchmarking the energy performance of the common areas of our portfolio, we engaged with **occupiers at Broadgate** to monitor and manage the areas that they are responsible for. We are also evaluating the energy performance of our development projects and assessing the likely Energy Performance Certification level of two development projects, Ropemaker Place and The Leadenhall Building.

As part of the **carbon management programme** we are reviewing opportunities to reduce carbon dioxide ('CO_2') emissions by switching to no or low-carbon energy sources. 67.5% of the CO_2 emissions reported for the common areas of our portfolio in 2005/6 was from energy supplied entirely from Climate Change Levy exempt sources.

Annual CO_2 emissions	CO_2 (tonnes per year)		
	2005/6	2004/5	2003/4
Electricity (kWh)	17,879*	17,980	18,269
Gas (kWh)	4,648	5,173	5,998
Oil (kWh)	0.17	0.312	35
Total	**22,527**	**23,153**	**24,302**

Total CO_2 emissions (tonnes) are calculated by converting reported energy use into kilograms of CO_2 using DEFRA conversion factors.

*All CO_2 calculations include emissions from energy used in properties supplied by Climate Change Levy exempt sources through the National Grid. During 2005/6, 100% of the electricity supplied to properties, with a total common floor area of 422,624m², was from Climate Change Levy exempt sources, which represents 85% of the total reported CO_2 emissions associated with electricity and 67.5% of total reported emissions.

Other initiatives

324,000 litres of rainwater harvested and used for landscaping, cleaning an flushing toilets at Meadowhall Shopping Centre.

140 cycle spaces at Regent's Place as part of our sustainable Travel Plan for

11% Meadowhall Shopping Centre **reduced energy consumption** by 11% in reducing carbon dioxide emissions.

Waste management

Resource recovery at Meadowhall

Responsible waste management reduces our impact on clima change, saves valuable resources and can reduce disposal an transport costs.

In 2005 Meadowhall became the first UK shopping centre t develop an on-site Resource Recovery Centre. The Centre inv £35,000 in facilities to sort, separate and send materials for re including paper, cardboard, plastics and metals.

In 2006 it is estimated that the return on investment was ov **£100,000**. This was due to the savings on transport and disposa combined with the revenue from the segregated materials. In 2 **92% of waste** entering the Resource Recovery Centre was **rec**

By working in partnership with Crown Hill Employment, adu with learning difficulties benefited from **job opportunities** at th recycling facility. They are now able to work without the suppor of carers from Crown Hill Employment and are extremely good at running the facility efficiently while maintaining an excellent working atmosphere.

Regeneration

Regeneration at Regent's Place

The Regent's Place Masterplan aims to help transform areas of Euston Road in London into a vibrant place, with street life, attractive landscaping, major squares and green spaces.

Following two years of consultation, detailed **planning perm** was received for our development at Osnaburgh Street in Rege Place. This scheme will include residential units with over 50% affordable housing, high quality offices, a community theatre a shops around a new public space. We are now working with the community to manage the project with minimal disruption to the

We have also been **consulting** with stakeholders about pro for more offices, residential units and community facilities in th north-east quadrant of the estate. The proposals include high q offices, community facilities and new landscaped routes. Follo stakeholder feedback, there will be a new community One Sto a new community arts centre and a larger performance space increased seating at Triton Square.

In 2006 we invested £100,000 in a joint project with Transp London and Camden Council to design **improved pedestrian ac** at the Euston Road underpass. We also worked with Squint Op Edco, Farrells and South Camden Community School to review how the area could be improved. As part of Enterprise Week and the London Architecture Biennale, a group of 14 year olds creat a video of ideas for the area.

Visit www.britishland.com/crReport/2006 to view the 'Hustle and Flow' video.

Biodiversity

Our Biodiversity Programme

By enhancing local ecosystems our properties are more attractive places to work, live in and visit, and are thus more attractive to occupiers.

The British Land **Biodiversity Programme**, published in 2005, promotes the consideration of biodiversity at each stage of the property lifecycle.

We manage and enhance biodiversity at our properties through **Biodiversity Action Plans** ('BAPs'). In 2006 we implemented site-specific BAPs for Teesside Shopping Park and Regent's Place and developed them for Meadowhall Shopping Centre and Blythe Valley Park.

Our **Urban Generic BAP** and our **Soft Landscape Generic BAP** can be implemented across the portfolio at properties which do not require their own site-specific BAP. They contain generic measures, for instance relating to providing habitats for birds and bats.

British Land people

Move to York House

An efficient and high quality Head Office that is designed and equipped to meet the needs of our people.

During 2006 we prepared for our Head Office move from Cornwall Terrace, London NW1, to York House, London W1, in Spring 2007. A **Relocation Committee**, consisting of senior managers and executives, was formed. This Committee **consulted** with employees and experts to ensure that York House meets the needs of our people.

Employees were **updated about progress** through newsletters and a section on the Company's Intranet. We also consulted them on various features of the new offices including printing, faxing and telephone requirements, as well as the chairs and desks that they will be using. During December 2006 **tours** of York House were organised to discuss seating and operational arrangements.

The fit out of the property was guided by the **British Land Sustainability Brief**. Nearly £500,000 was invested in corporate responsibility measures, including installing cycle racks, showers and energy mains metering. A draft Travel Plan for York House was developed in December 2006; it will be published in 2007.

Community – strengthening local ties

Investing in the future

By supporting good causes we enhance our reputation. Supporting local initiatives also builds our relationships with local stakeholders.

In 2006 we invested over £650,000 in good causes, such as **education, the arts and sport**. Our sponsorships included:

- The British Land UK Chess Challenge.
- The British Land National Ski Championships for the 28th consecutive year.
- The British Land British Open and Amateur Championships for Real Tennis for the 13th year.

Our property management teams have responsibility for community funding decisions at our properties. This enables a speedy response and entrusts decision making to those who are most familiar with the needs of their **local communities**. In 2006 local sponsorship included:

- Eastgate Shopping Centre supporting St Luke's Hospice.
- Teesside Shopping Park supporting a multi-use games area.
- Meadowhall Shopping Centre supporting the European Brandenburg Ensemble.

Occupiers and suppliers

Customer satisfaction

The value in our portfolio comes from customers choosing to lease our buildings. We are committed to continuing to develop the ways we work to support our customers' own business needs more effectively.

In 2006, based on occupier feedback, we made a number of changes to improve how we manage our properties:

- We established a **Key Account Programme** involving our senior management for 85 occupiers.
- We published **Our Service Commitment** to occupiers and began using it to manage the performance of our employees and our managing agents.
- Following a **review of our managing agents** we implemented changes to improve service to occupiers, including consolidating our managing agents from 19 to 9, establishing new contract terms and agreeing key performance indicators.
- We reviewed our **service charge management** and introduced a number of changes to ensure that we exceed the standards set out in the new Service Charge Code.
- We reviewed and amended the **licence application process** for our London office portfolio, streamlining the process and reducing bureaucracy for our customers.

We also continued to support customer service through our active involvement in Real Service, a benchmarking group dedicated to helping the real estate industry improve customer service and generate improved performance.

Progress against targets 2006

Assurance by Bureau Veritas*

Below we review the progress we made during 2006 of just a few of our targets set out in our 2005 Corporate Responsibility Report; for a full report on how we have performed please see our online report.

Corporate responsibility management

Consider corporate responsibility issues within investments

- Sustainability Guide for Property Acquisitions launched in October 2006.

British Land people

Ensure staff needs are considered before and after the Head Office move

- Relocation Committee established, information provided in staff newsletters and on the Intranet, staff and external experts consulted and staff tours conducted of York House.

Occupiers and suppliers

Engage with occupiers to build closer relationships

- Heads of Asset Management contacted 85 key occupiers about how we manage our properties. Key Account Programme and Service Commitment developed. Managing agents reviewed. Programme of meetings with occupiers. Further independent consultation with occupiers commissioned for 2007.

Engage with first tier suppliers (consultants and contractors) to raise awareness of environmentally and socially sound goods and services

- Training presentation on corporate responsibility sent to all Head Office employees during December 2006.
- Distribution of letter on corporate responsibility principles, that British Land expects its suppliers to adhere to, piloted with suppliers in 2006.

Regeneration

Contribute to the regeneration of socially deprived areas where we operate

- *Retail* Foundation Degree established in partnership with Sheffield College and Sheffield Hallam University and to be delivered at *The Source at* Meadowhall by Sheffield College from 2007.

Community

Manage relations with communities to achieve social and business benefits

- British Land's Head of Internal Audit mentored a senior GP at Fountayne Road Health Centre in Hackney. Broadgate Estate's Technical and Environmental Director mentored the Headteacher at St John the Baptist School in Hackney.

Resource use

Promote efficient use of energy and water

- Members of the Broadgate Environmental Working Group identified carbon dioxide emissions relating to their properties and adopted a Carbon Emission Reduction Charter.

Waste management

Maximise opportunities for waste avoidance and reduction

- 92% of the accepted material at the Meadowhall Shopping Centre Resource Recovery Centre recycled in 2006.

Biodiversity

Safeguard and enhance biodiversity

- At Teesside eight of the ten Biodiversity Action Plan actions were completed, including the creation of two floating islands in a balancing pond. At Regent's Place progress was made on all Biodiversity Action Plan actions with completion scheduled for 2007.

Targets 2007

Assurance by Bureau Veritas*

In line with our corporate responsibility focus areas, we have identified Key Performance Indicators (KPI) to be monitored year on year, and have set objectives and targets for 2007; below are just a selection of the objectives and targets. Please refer to the online Corporate Responsibility Report for the full version.

Corporate responsibility management

Objective: Implement effective corporate responsibility management processes

Targets:
- Developments team to implement a management system and certify to the ISO14001 standard.
- Review our approach to carbon management and build on existing climate change mitigation and adaptation strategies.
- Develop systems to amalgamate Group-wide data for corporate responsibility reporting.

British Land people

Objective: Ensure effective staff recruitment, retention and performance

Target:
- Review Human Resources strategy and Key Performance Indicators.

KPI:
- Turnover of staff.
- Lost days/sickness.
- % of pre tax underlying profit given to staff volunteering initiatives and sponsorship.

Occupiers and suppliers

Objective: Deliver improved customer satisfaction

Target:
- Undertake an occupier survey and achieve 30% improvement overall satisfaction rating from 2005.

KPI:
- Average occupier satisfaction rating (%).

Objective: Engage with first tier suppliers (consultants and contractors) to r awareness on environmentally and socially sound goods and services

Target:
- Distribute Corporate Responsibility System Documentation G to all managing agents and development project teams.

KPI:
- % of timber from Forest Stewardship Council (FSC) or equivale certified sustainably managed sources.

Regeneration

Objective: Contribute to the regeneration of socially deprived areas where we

Target:
- Continue to raise awareness and uptake of the Scottish Vocati Qualification in Retailing which is delivered through the Glasgo Partnership for employees and occupiers at Glasgow Fort. Targ participants *signed up* to the course in 2007.

KPI:
- % of construction employment that is drawn from the local community.
- % of employees at Meadowhall from the local community.

Community

Objective: Manage relations with communities to achieve social and business

Target:
- Employees to work with children from two primary schools in C on an architecture based project.

KPI:
- % of managed properties where British Land actively engages the community.

Resource use

Objective: Promote efficient use of energy

Targets:
- Work with Broadgate occupiers to pilot the inclusion of their en data within the performance benchmarking process.
- Complete decentralised low carbon energy feasibility studies a York House and Broadgate.

KPI:

For common (landlord) areas of managed properties:
- CO_2 per m².
- KWh of energy used per m².
- % of energy from Climate Change Levy exempt sources.

For developments:
- % better than Building Regulations Part L2: 2006.

Waste management

Objective: Minimise waste and maximise recycling and the amount of recycl content in materials used

Target:
- Work with site-managers and managing agents to improve the sharing and reporting of waste management information and d across our managed portfolio.

KPI:
- Average target % of waste to be recycled on developments.
- Average target % of recycled content of materials by value on developments.
- % of waste to landfill at Broadgate, Meadowhall and Regent's P

Biodiversity

Objective: Safeguard and enhance biodiversity.

Target:
- Prepare site-specific Biodiversity Action Plans for Leeds Westsi Shopping Park and Oxford Shopping Park.

KPI:
- Number of managed properties covered by Biodiversity Action

*Independent assurance statement by Bureau Veritas. For more details please see the CR Report 2006: www.britishland.com/crReport/2006


4

INTELLIGENT PLANNING PAYS FULL REGARD TO TRANSPORTATION NEED

Our office and retail developments are carefully integrated with local transport infrastructure. At Liverpool Street, commuters move easily from their trains to their desks.



PORTFOLIO HIGHLIGHTS

Retail warehouse portfolio

British Land's share

£4.1 billion

Total value £6.8 billion

118

retail warehouse properties, of which:

78 retail parks with total 1,248 units; and

40 solus units

Total floor area 14.4m sq ft

74% with open A1 use

Tenants include:

- Arcadia
- Argos
- ASDA
- B&Q
- Blacks
- Boots
- Borders
- Carpetright
- Comet
- DFS
- Dixons Group
- ELC
- Halfords
- Homebase
- JJB Sports
- Mamas & Papas
- Marks & Spencer
- Matalan
- Morrisons
- Mothercare
- New Look
- Next
- Pets At Home
- Poundstretcher
- Sainsbury's
- Sports World
- Tesco
- TK Maxx
- Toys 'R' Us
- Virgin
- WH Smith
- Zara

Predominantly freehold

Total rent passing £242m pa

British Land's share £153m pa

Average rent £20.30 per sq ft

Weighted average lease term including breaks 13.4 years


MARKS &
SPENCER

Teesside Shopping Park, Stockton-on-Tees

British Land's retail warehouse park investments represent 24.1% of the portfolio. Included in these investments are:

Teesside Shopping Park, Stockton-on-Tees
This freehold property is located at the intersection of the A66 and A19 trunk roads between Stockton-on-Tees and Middlesbrough and comprises:

Phase 1: 340,000 sq ft of open A1 retail space arranged in 31 units, on a site of 47 acres.

Phase 2: an 8.1 acre site located on the Park's principal access comprises two retail units totalling 42,000 sq ft and three restaurant units totalling 11,700 sq ft.

Phase 3: An 8,000 sq ft retail unit and the reversionary interest in the adjoining unit, plus a 27 acre site which may be considered for future development.

Top rents at the Park are now £47.50 per sq ft.

Homebase DIY stores
The portfolio of stand alone Homebase stores comprises 20 properties. Located mainly in the South East of England, annual rents total £12.9m, averaging £16 per sq ft. The majority are let on 20 year leases from December 2000. Total floor area is 806,000 sq ft.

The Kingston Centre, Milton Keynes
(50% owned in Tesco BL Holdings joint venture)
The Kingston Centre occupies a freehold 35 acre site, close to junctions 13 and 14 of the M1 motorway and provides a total of 242,000 sq ft of open A1 retail space.

The Centre includes: a 136,400 sq ft Tesco Extra superstore; eight retail warehouses totalling 92,900 sq ft, let to tenants including Boots, Mothercare, Next, Marks & Spencer and Mamas & Papas; a covered shopping mall with 12 units totalling a further 9,200 sq ft; a drive-thru McDonalds; a pub; a car showroom; and stand alone units let to Dominos Pizza and Carphone Warehouse.


WHSmith
GAP
New Mersey Shopping Park, Speke


IKEA
Ikea, Puerto Venecia, Zaragoza

Centre Retail Park, Oldham
A freehold park with part open A1/part restricted planning consent (including sports and leisure permissions). There are a total of 127 retail units and three restaurants, over 238,000 sq ft.

Key tenants: Next, Boots, DFS, JJB Sports, Currys, Comet, ASDA Living and Argos.

New Mersey Shopping Park, Speke (HUT)
A freehold part open A1/part restricted planning consent retail park of 481,000 sq ft in 30 units and two restaurants.

Key tenants: Boots, Borders, B&Q, ELC, Gap, Next, Marks & Spencer, River Island and New Look.

Glasgow Fort, Glasgow (HUT)
A long leasehold open A1 park of 387,500 sq ft in 60 units (plus kiosks).

Key tenants: Boots, Zara, Oasis, River Island, Next, Top Shop, Virgin, Starbucks, Argos, H Samuel, Mamas & Papas and New Look.

Parkgate Shopping Park, Rotherham (HUT)
A freehold open A1 park of 561,500 sq ft. There are a total of 37 retail units and a 95,000 sq ft Morrisons foodstore.

Key tenants: Next, Matalan, Marks & Spencer, Boots, TK Maxx, Bhs, New Look, Arcadia, WH Smith, Homebase and Argos.

Fort Kinnaird Shopping Park, Edinburgh (HUT)
A long leasehold open A1 shopping park of 548,000 sq ft in 49 units, four food outlets, two leisure outlets and factory and office space of 91,000 sq ft.

Key tenants: Borders, ELC, HMV, Marks & Spencer, Next, H&M, Gap and New Look.

European out-of-town retail investments include:

Puerto Venecia, Zaragoza, Spain
(50% interest in a joint venture)
A retail park, shopping centre and specialist retail and leisure p development project of 2.2 million sq ft. Key tenants will includ Ikea, El Corte Ingles, Leroy Merlin, Conforama and Porcelanos

Investment in PREF
(British Land has an effective 40% interest in PREF)
PREF owns 12 retail parks in Spain, Italy, Portugal, Belgium, Fra and Switzerland, and has contracted conditionally to acquire a further six schemes currently under development. The combin area of all these investments when completed will be 3.6 millio

Nueva Condomina, Murcia, Spain
(Joint venture between British Land and PREF)
Agreement to acquire a new prime regional shopping centre and retail park, with completion expected in summer 2007.

Key tenants at the 1.3 million sq ft scheme will include: Primark, H&M, *Zara group* and Eroski.

Superstores portfolio

British Land's share

£2.3 billion

Total value £2.9 billion

89

superstores

Located across England, Wales and Northern Ireland
90% of stores larger than 40,000 sq ft
Average store size 69,000 sq ft
Total floor area 6.14m sq ft
Total site area 567 acres

Tenants:
Morrisons/Safeway (2 stores)
Sainsbury's (44 stores)
Somerfield (7 stores)
Tesco (35 stores)
Waitrose (1 store)
55 stores 100% owned
34 stores owned 50% in joint ventures
Total rent passing £129m pa
British Land's share £102m pa
Average rent £20.83 per sq ft
Weighted average lease term to break (and expiry) 20.4 years


Sainsbury's
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Sainsbury's, Cambridge

British Land's investment in superstores represents 13.6% of the total portfolio.

We calculate that we are the largest owner of UK superstore properties, other than the occupiers themselves.

In an increasingly restrictive planning environment and with limited new supply, the retailers continue to require more and larger stores and are prepared to commit to full lease lengths of over 20 years.

These investments, acquired over some 17 years, have been enlarged by 49 extensions and redevelopments, adding a total of 727,000 sq ft.

In addition to these, British Land also owns, directly or 50% in joint ventures, a further 12 superstores which are included in other sectors of the portfolio (such as retail warehouse parks), and total a further 1 million sq ft.

Meadowhall, Sheffield

Value

£1.7 billion

1.5 million sq ft retail and leisure

Site area 191 acres (of which 74 acres undeveloped)
216 shop units, 10 anchor stores, 11 screen Vue cinema, 25 speciality kiosks, 23 mall kiosks
30 restaurants and cafes (including Oasis food court) seating for some 3,300
25 million customers per annum – 800,000 per week at peak time
Direct access to junction 34 of M1 motorway
Free parking for over 12,000 vehicles
On site transport interchange with bus, train and supertram services
www.meadowhall.co.uk

Anchor stores:
Bhs
Boots
Debenhams
H&M
House of Fraser
Marks & Spencer
Next
Primark
Sports World
WH Smith
Freehold
100% owned
Rent passing £77m pa
Average rent
£58.87 per sq ft
Weighted average lease term including breaks 13.7 years



Meadowhall

Meadowhall is one of the largest and most successful shoppin centres in the UK – a prime super-regional destination in a den populated catchment area.

This two level, fully enclosed mall with excellent transport li continues to be attractive to retailers of international calibre ar their customers. For 80% of the multiple retailers at Meadowha their unit is in the top 10 performing outlets of their company.

A major refurbishment programme is well advanced and th final phase is expected to complete in October 2007.

Redevelopment of the area formerly occupied by Sainsbur completes in August 2007 and will include a new mall, two larg stores for Next and Primark and ten shop units.

The Centre is run by a renowned and innovative manageme team whose proactive approach to asset management has maintained Meadowhall's high quality shopping experience wh keeping a focus on environmental factors. The team has won m national and international awards, including the ICSC 'Maxi Aw for Best Single Event and PR/Media Relations for the 'BBC Flas event, from BITC for Employability, Energy Efficiency and Wast Management and from BCSC for Customer Service.

In addition to the shopping centre, Meadowhall includes two petrol filling stations, a training and conference centre (known 'The Source'), a Premier Travel Inn, a TGI Friday's restaurant anc distribution centre which accommodates an innovative supply facility ('The Arc'). Further undeveloped land of 74 acres adjoin the Centre and is part of the Lower Don Valley Masterplan – a n mixed use vision, for this Sheffield gateway.

PORTFOLIO HIGHLIGHTS

British Land's share

£2.1 billion

Total value £2.8 billion

7 shopping centres
3.7 million sq ft
38 department stores
5.6 million sq ft
53 high street shops
11 supermarkets

Major tenants:
Argos
ASDA
Debenhams
House of Fraser
Marks & Spencer
Miss Selfridge
New Look
Next
Primark
River Island
Sainsbury's
Somerfield
TK Maxx
Top Shop
Woolworths
Predominantly freehold
Total rent passing £133m pa, British Land's share £101m pa
Weighted average lease term including breaks 18.6 years, to expiry 20.2 years



Eastgate Shopping Centre, Basildon

This portfolio includes shopping centres, department stores and high street shops in selected locations in major towns and cities.

Eastgate Shopping Centre, Basildon

The Eastgate Centre provides the prime retail offer for Basildon town centre. The covered centre was developed in two phases in 1980 and 1985 with the second phase providing two trading levels and a 2,000 space multi storey car park. In addition to 700,000 sq ft of retail space there are three blocks of offices totalling 127,000 sq ft.

The centre is anchored by ASDA and Debenhams. Construction work is under way to create a new 17,000 sq ft store, pre-let to H&M.

A comprehensive refurbishment of the centre has commenced which will provide a contemporary shopping environment including new and expanded customer facilities.

The Peacocks, Woking

A long leasehold covered shopping mall of 417,890 sq ft on three trading levels built around a central atrium. Completed in 1992, the scheme is the prime retail destination in the town. There is a direct link to the Rhoda McGaw Theatre and 6-screen cinema complex, and parking for 2,500 cars. A 137,000 sq ft Debenhams anchors the scheme; there are a further 77 units, plus a 540 seat food court.

Bon Accord and St Nicholas Centres, Aberdeen

The Scottish Retail Property Limited Partnership (a joint venture with Land Securities) owns these shopping malls in the principal retail centre for north-east Scotland. Combined, they provide more than 80 retail units with leisure and office facilities. The Bon Accord is anchored by a John Lewis department store (not owned by the Partnership). A new 54,000 sq ft further anchor store pre let to Next Plc is being developed to enhance the Centre.

St Stephen's, Hull

We have forward purchased the freehold of St Stephen's Shopping Centre, which is scheduled for practical completion mid 2007.

The scheme will include a Tesco superstore of 108,500 sq ft, a covered mall providing approximately 325,000 sq ft of retail accommodation in 35 retail units and mall kiosks, plus leisure uses totalling 85,000 sq ft. In addition there will be a 128 bedroom, 3-star hotel above the main entrance to the shopping centre, and car parking for around 1,500 cars. Lettings have already been exchanged with H&M, Next, New Look, Oasis, Sportsworld, Orange, Gala and Tesco.

Department stores

We are investors in 38 department stores, 26 owned directly and 12 owned within the BL Fraser joint venture.

Of those owned directly, 24 are subject to leaseback to Debenhams for a minimum of 27 years unexpired. In total these comprise 3.4 million sq ft in locations including the flagship store in London's Oxford Street (366,700 sq ft); Market Street, Manchester (466,000 sq ft) and St Davids, Cardiff (140,000 sq ft). The total gross annual rent passing is £30.6m. The leases provide for minimum 2.5% per annum rental increases and five yearly open market reviews from 2019 onwards.

The 12 stores within the BL Fraser joint venture comprise a total of approximately 1,640,000 sq ft in locations including Cardiff, Guildford and Leeds. All are let on leases to House of Fraser with approximately 32 years unexpired. The aggregate rent passing of approximately £14m per annum is subject to open market review in 2009, when a minimum increase based on 3% per annum applies, and five-yearly thereafter.

Separately but on similar lease terms, we own the 500,000 sq ft House of Fraser store in Corporation Street, Birmingham. We also own the Primark store in Kingston upon Hull.

High street shops and in-town supermarkets

The 53 high street shops are located in prime high street positions throughout the UK. The 11 supermarkets are mainly located in smaller, market towns and all except one are let to Somerfield.


NE BROADGATE
One Broadgate

Broadgate (continued)

1-3 Finsbury Avenue – 480,000 sq ft
Centred around the landscaped Finsbury Avenue Square and arranged over ground and seven upper floors. The buildings have been extensively refurbished to create modern dealing floor facilities. Fully let to UBS and comprising part of their campus headquarters at Broadgate together with 1-2 Broadgate, 6 Broadgate and 100 Liverpool Street.

1-3 Broadgate – 392,000 sq ft
Offices let to UBS, ICAP and KBW. The building has been refurbished and adapted to meet these tenants' needs and incorporates state-of-the-art trading platforms.

4 Broadgate – 165,000 sq ft
Henderson currently occupy this ground and seven upper floor office building as their headquarters. Henderson has agreed to relocate to 201 Bishopsgate, releasing this building to unlock its potential for a high rise redevelopment due to commence early in 2009 – the first step of our Broadgate '2020' master planning exercise.

6 Broadgate – 263,000 sq ft
Arranged around a central atrium with trading floors at lower level, this building is ideally suited to accommodate both professional and financial occupiers. It is currently multi-let to occupiers including Mitsubishi, Lehman Brothers and UBS.

100 Liverpool Street – 383,000 sq ft
Occupied by UBS. A dual aspect building constructed over ground and seven upper floors with imposing entrances onto Liverpool Street and Broadgate Circle, located at the main gateway to Broadgate and immediately adjacent to the western access to Liverpool Street Station.

135 Bishopsgate – 360,000 sq ft
Ground and 12 upper floors of offices, adjacent to the eastern entrance to Liverpool Street Station. Let in its entirety to RBS who have recently refurbished the building to provide state-of-the-art dealing floors.

155 Bishopsgate – 409,000 sq ft
Currently the largest single building at Broadgate. Multi-let to a number of major financial institutions, including Bank of Scotland, Baring Asset Management, Framlington, HBOS, Norinchukin Bank, Sumitomo and Tullet Prebon.

175 Bishopsgate – 385,000 sq ft
Let to EBRD. We have exchanged contracts for sale post year end to KanAm Grund for £406.3m.

199 Bishopsgate – 146,000 sq ft
Office accommodation on 10 floors, principally let to ABN AMRO.

Exchange House – 385,000 sq ft
This building has a dual aspect facade fronting onto Exchange Square and Primrose Street. The 10 floors of office accommodation are multi-let to legal and financial institutions including Herbert Smith, Société Generale and F&C Asset Management.

Broadwalk House – 302,000 sq ft
Ground and six upper floors, at the northern entrance to the Broadgate Estate and adjacent to our new development at 201 Bishopsgate and The Broadgate Tower. The principal occupiers are Ashurst and Calyon.

1 Appold Street – 189,000 sq ft
Let to Deutsche Bank on ground and seven upper floors, with a Holmes Place health club at basement level. The building has dual aspect onto Exchange Square and Appold Street.

10 Exchange Square – 161,000 sq ft
Accommodation on ground and 11 upper floors. The most recently completed office building on the Broadgate Estate, with two entrances – one fronting onto Exchange Square and one onto Appold Street. Multi-let to tenants including Herbert Smith, Close Brothers, Western Asset Management and Legg Mason.

Regent's Place, London NW1

Value

£651 million

1 million sq ft

office, retail and leisure accommodation

5 buildings, plus development

10.4 acre site, West End of London

Close to Euston mainline and 4 underground stations

4.9 acres for further development at Osnaburgh Street and the North-East Quadrant

Community website www.vicinitee.com

Tenants include:
Abbey
Atos Origin
Balfour Beatty
British Telecom
Capital One
Elexon
General Medical Council
HM Government
Hodder Headline
JP Morgan Chase Bank
Regus
Mainly freehold
100% owned
Rent passing £28m pa
Average office passing rent £33 per sq ft
Weighted average lease term including breaks 11.2 years, to expiry 13.6 years

Located on the Marylebone Road/Euston Road corridor, one of London's main arterial roads, Regent's Place occupies a prominent position at the north of the West End, with significant transport links – four underground stations are within walking distance and Euston Station is also nearby.

Regent's Place comprises a distinctive and striking mix of buildings. The offices form part of an estate which also provides public spaces and a range of facilities including a crèche, health and fitness club, supermarket, coffee and sandwich outlets and wine bar.

The footprint of Regent's Place has been altered in the past year with the acquisition from The Crown Estate of the Osnaburgh Street frontage, allowing the development of this site to proceed.

Euston Tower

At 36 storeys, this West End landmark building provides 330,000 sq ft of offices let to HM Government to 2019 and ground floor retail units.

2-3 Triton Square

This major headquarters building of c 200,000 sq ft is let in its entirety to Abbey on leases to 2022.



2

2 Triton Square

1, 4 & 7 Triton Square

A 6 storey building of c 217,000 sq ft providing a mix of office, retail and leisure space.

The offices of 185,600 sq ft are let to Atos Origin and JP Mo on leases with expiries between 2017 and 2022. Triton Square provides a pedestrian through route with retail units. It also ho the Estate Office for Broadgate Estates Limited which provide onsite dedicated team dealing with all security and day to day management issues. Triton Square is an important public spac hosting a variety of entertainment events during the year and featuring three striking and diverse pieces of artwork.

350 Euston Road

This striking building of 121,000 sq ft has full glass wall frontage a prominent position. The offices are let to the General Medical C Elexon Limited, Balfour Beatty, Capital One Bank and Networki People Limited for terms generally in excess of 10 years unexp

338 Euston Road

This 17 storey building provides 111,000 sq ft of offices. The ma tenant is Hodder Headline, occupying 59,100 sq ft on eight floo The other tenants are Regus, Grant Thornton and British Teleco who renewed a lease of 7,250 sq ft to 2015 during the year.

Further London offices:

The Willis Building, Lime Street, EC3

This 491,000 sq ft development, designed by Foster and Partners, has completed and is now in the fit out phase, following the pre-letting of all the offices to leading risk managers, Willis Group. The building occupies a prime site directly opposite Lloyd's of London, comprising a striking 29 storey tower and adjoining ten storey building.

Plantation Place South, EC3

Plantation Place South comprises approximately 161,000 sq ft office, retail and ancillary accommodation arranged on two lower ground floor levels, ground floor and nine upper floors.

This freehold building was developed by British Land as part of the Plantation Place Estate, completed in the final quarter of 2004. It is well located, close to Fenchurch Street and Cannon Street mainline stations and six tube stations.

Tenants include the Beazley Group, AIG, Arch Insurance, Liberty and Royal and Sun Alliance.

York House, W1

York House was completed in early 2007 and delivers over 90,000 sq ft of office space, with adaptable and efficient floorplates, on the imposing island site close to Marble Arch in the West End. The development also includes 11,000 sq ft of retail space and 22 residential units. British Land occupies some 40,000 sq ft of the offices as its new head office. The majority of the remainder of the office space is let or under offer. All residential units have been let or reserved.



Plantation Place South, EC3

Committed projects

201 Bishopsgate and The Broadgate Tower, London EC2
Work is now well underway on the next phase of Broadgate, which will comprise two imposing new buildings by architects Skidmore, Owings & Merrill, providing a total of 822,000 sq ft. The 35 storey tower and adjoining 13 storey building are meticulously designed to meet the needs of both financial and professional occupiers. Between the two buildings will be a major new public space and galleria, with shops, bars and cafes. 201 Bishopsgate and The Broadgate Tower are on programme for completion in 2008. The buildings represent the biggest speculative office development ever undertaken in the City of London. The development has attracted strong occupier interest, with over 500,000 sq ft of the space now let or under offer.

Ludgate West, London EC4
Construction of Ludgate West, which will provide 127,000 sq ft of new top specification accommodation. It will form the next phase of the successful Ludgate development. Within close proximity to St Paul's and Blackfriars, the building, designed by Skidmore, Owings & Merrill, will be available in late 2007. Some 88,000 sq ft is currently under offer.

Ropemaker, London EC2
Ropemaker is situated on a prominent City island site close to Moorgate. A revised planning consent has been secured for a building of 593,000 sq ft designed by Arup Associates for both professional and financial services occupiers. The building incorporates two trading floors of 42,500 sq ft and expansive roof terraces with stunning City views. Construction has commenced, with a scheduled completion date of mid 2009.

Osnaburgh Street, Regent's Place, London NW1
Following purchase of the freehold interest in the site from The Crown Estate, demolition has commenced, paving the way for a mixed use development comprising 490,000 sq ft of offices and residential space, designed by Terry Farrell and Partners on a 2.5 acre area on the west side of Regent's Place. This development will include a total of 151 residential units, a community theatre and additional retail provision around a new public square.



201 Bishopsgate and The Broadgate Tower, development under



An artist's impression of The Leadenhall Building

The Leadenhall Building, London EC3
Designed by the Richard Rogers Partnership (recently renamed Rogers Stirk Harbour + Partners), the new 47 storey building will rise to a height of 736 ft and provide 612,000 sq ft of the highest quality office space in the City. The spectacular scale of the public space at the base of the building, featuring mature trees and a range of retail and amenity provision, will be unprecedented in London. Demolition of the existing building on site is underway to allow for commencement of development and delivery of the building in early 2011.

Giltbrook Retail Park, Nottingham
Was purchased in mid-2006. We redesigned the project, achieved a revised planning consent and are proceeding with a 199,000 sq ft mixed used scheme of retail and industrial space, with improved environmental attributes. The development of the park is expected to complete in 2008, anchored by an adjacent existing IKEA store. Approximately 50% of the new area is under offer, attracting premium rents and confirming our expectations that Giltbrook will become an important regional retail destination.

Puerto Venecia, Zaragoza, Spain
Is a joint venture development project which will provide a retail park, a shopping centre and a specialist retail and leisure park, with ancillary facilities. Zaragoza is Spain's fifth largest city, approximately 300 kilometres from each of Madrid, Barcelona and Valencia. This important project will provide a new regional centre for the city, which will host the International EXPO in 2008.

Infrastructure works are making good progress – including the access required to enable the opening of the IKEA store in May 2007. IKEA will anchor the retail park and we have exchanged contracts with El Corte Ingles to anchor the shopping centre with an owner occupied store of distinctive design, providing over 400,000 sq ft. Other tenants for the retail park include Leroy Merlin, Conforama and Porcelanosa. Over 70% of the retail park has been pre-let, pre-sold or is under offer, with units planned to begin opening from the end of this year. We are in the process of further design enhancement for the retail and leisure centre, with good interest from major retailers.

35 Basinghall Street, EC2 (CLOUT)
This development has been forward sold to Standard Chartered Bank as their new London headquarters. 35 Basinghall Street will provide 199,000 sq ft of prime office space on nine floors. The project is due for completion in June 2007.

Development prospects

North East Quarter (NEQ), Regent's Place, London NW1
A detailed planning application has been submitted for the North East Quarter of the estate to provide 384,000 sq ft of offices and a total of 172 residential units. The office element is designed by Wilkinson Eyre, with the apartments by Munkenbeck + Marshall.

Colmore Row, Birmingham
Following the purchase, we are evolving design ideas to submit planning this year for a landmark tall building to deliver 249,000 sq ft in central Birmingham's prime office location. The team, with Hamiltons Associates as architect, are working closely with Birmingham City Council and other stakeholders to deliver a high quality building that will be an asset to the City. The project reinforces British Land's strategy to develop in prime locations to meet market demand.

Blythe Valley Park, Solihull
British Land has developed this successful business park, in partnership with Solihull Metropolitan Borough Council.

Considerable potential remains at Blythe Valley Park for new development. In the year, outline planning consent was secured for a major extension to the park, which brings the total consented area up to 2 million sq ft of office accommodation. Individual plots are being brought forward for development to meet market demand.

New Century Park, Coventry
The site remains substantially let to Ericsson and telent plc, but has potential for 582,000 sq ft of business space together with a further 12 acres of residential development land. Development will be brought forward on a phased basis. Following the year end, contracts have been exchanged to sell the site into the BL Rosemound Joint Venture.

Deepdale Shopping Park, Preston
Planning consent has been secured for an extension to this successful park. A restricted retail consent has been received for 45,000 sq ft, six employment units (industrial) of 22,000 sq ft, a crèche and six sheltered housing units. The consent remains conditional upon a transfer of part of the retail consent from the adjacent HUT holding. Phase 1 has been trading for nearly 20 years and is let to Marks & Spencer, Clarks, JJB, Next, Argos, Toys 'R' Us and Arcadia.

Meadowhall – The Lower Don Valley, Sheffield
This proposed mixed-use development is set to transform the area situated around the Meadowhall Shopping Centre in Sheffield. Currently at the master planning stage, the site has potential for up to 1.3 million sq ft of residential and office accommodation, as well as industrial and mixed-use space. Proposals are being progressed for a 120,000 sq ft car showroom retail facility. Planning applications and development will be brought forward on a phased basis.



An artist's impression of Euston Station

Canada Water, London
At Canada Water, in joint venture with Canada Quays Ltd, the Com has entered into a Development Agreement with the London Bo of Southwark for the development of a major mixed-use schem which includes master planning 40 acres of the Rotherhithe Pen Outline consent has been secured for the first phase, comprisin residential units.

Theale
Working with Countryside Properties, we are continuing to purs a residential planning consent at Theale. Following planning ref by the Local Authority, an appeal has been submitted and is being processed.

Euston Station
British Land has been selected by Network Rail as its preferred Development Partner for the redevelopment of Euston Station, a Memorandum of Understanding has been entered into. The 1 site has potential for up to 4 million sq ft of mixed-use developm including office, retail, residential and a new station.



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DIRECTORS AND OFFICERS

The British Land Company PLC

• **Chris Gibson-Smith** (61) BSc, PhD, MS
Non-executive Chairman
Chris Gibson-Smith joined British Land as a non-executive director in January 2003 and was appointed Non-executive Chairman on 1 January 2007. He is Chairman of the London Stock Exchange, a Trustee of Arts and Business, a Trustee of London Business School and a non-executive director of Qatar Financial Centre Authority. Formerly he was a Group Managing Director of BP p.l.c. and until 2005 he was Chairman of National Air Traffic Services Limited, a non-executive director of Lloyds TSB Group plc and a past Trustee of the Institute of Public Policy Research.

■ **Stephen Hester** (46) BA
Chief Executive
Stephen Hester joined British Land as Chief Executive in November 2004, from Abbey National plc. At Abbey he was Chief Operating Officer, having joined in May 2002 as Finance Director. For the previous 19 years he was at Credit Suisse First Boston, holding various Investment Banking roles until becoming Chief Financial Officer in 1996 then Global Head of the Fixed Income Division. Amongst other interests he is a trustee of The Royal Botanic Gardens, Kew Foundation.

■ **Robert Bowden** (64) BSc, FRICS
Property Investment Director
Robert Bowden, a former senior partner of Conrad Ritblat & Co., joined British Land in 1992 as head of property investment and acquisitions. He was appointed an executive director in 1997.

■ **Andrew Jones** (38) BSc (Hons), MRICS
Head of Retail
Andrew Jones joined British Land in July 2005 after the Company's acquisition of Pillar Property PLC. He was appointed to the Executive Committee in August 2005 and elected as an executive director on 14 July 2006. He joined Pillar in 1995, becoming an executive director in 2002 with responsibilities for Retail Park investment and asset management. At British Land he is Head of Retail and is also responsible for the Retail Fund advisory roles.

■ **Graham Roberts** (48) BA, FCA
Finance Director
Graham Roberts joined British Land in January 2002 as an executive director and was appointed Finance Director in March 2002. He was previously senior real estate partner at Andersen. He is a member of the Management Board of EPRA, the European Public Real Estate Association.

■ **Tim Roberts** (42) BSc (Hons), MRICS
Head of Offices
Tim Roberts joined British Land in 1997, was appointed to the Executive Committee in August 2005 and elected as an executive director on 14 July 2006. At British Land he was appointed Joint Head of Asset Management in 2002 with responsibilities including investment sales and purchases. He has responsibility for the Office and 'Other' sectors of the Company's portfolio. Before joining British Land he was a partner at Drivers Jonas, an Investment Agency.

Michael Cassidy (60) CBE
Non-executive Director
Michael Cassidy was appointed a non-executive director of British Land in 1996. He is a practising solicitor and consultant with DLA Piper and Non-executive Chairman of Trinity Capital PLC. He is also President and Chairman of the London Chamber of Commerce and Industry, Chairman of the Museum of London and a non-executive director of International Financial Services London. He was formerly Chairman of the Policy and Resources Committee of the Corporation of London. Michael Cassidy will retire at the Company's AGM on 13 July 2007.

Clive Cowdery (44)
Non-executive Director
Clive Cowdery was appointed a non-executive director of the Company on 10 May 2007. He is Chairman of Resolution PLC, a company he founded in 2003. He was previously Chairman and Chief Executive of GE's European primary insurance operations. Before joining GE in 1998 he co-founded Scottish Amicable/J. Rothschild International Assurance. He is also Chairman of the charity The Resolution Foundation.

*†• **Sir David Michels** (60)
Senior Independent Non-executive Director
Sir David Michels was appointed a non-executive director of British Land in January 2003. Until 2006 he was Group Chief Executive of Hilton Group plc. He is a non-executive director of Marks and Spencer Group PLC, Easyjet PLC, Strategic Hotels Capital, Inc. and RAB Capital PLC. He is also President of the Hilton in the Community Foundation, Chairman of the British Hospitality Association and a Trustee of the Anne Frank Trust.

* **Kate Swann** (42)
Non-executive Director
Kate Swann was appointed a non-executive director of British Land on 1 April 2006. She is Chief Executive of WH Smith PLC. Before joining WH Smith she had been Managing Director of Argos Ltd, within GUS plc, from 2000 and before that Managing Director of Homebase, within J Sainsbury PLC. She began her career in marketing at Tesco and went on to hold senior marketing roles with Homepride Foods, Coca-Cola and Dixons.

†• **Robert Swannell** (56) FCA
Non-executive Director
Robert Swannell became a non-executive director of British Land in 1999. He is Vice-Chairman of Citigroup Europe. He is a non-executive director of 3i Group PLC and a member of the Industrial Development Advisory Board of the DTI.

John Travers (60) BSc (Estate Management), FRICS
Non-executive Director
John Travers was appointed a non-executive director of the Company on 10 May 2007. He is Non-executive Chairman of Cushman & Wakefield Asia. Until recently he was Chief Executive Officer, Cushman & Wakefield EMEA, a member of the Board of Cushman & Wakefield and a member of their Global Executive Committee.

*† **Lord Turnbull** (62) KCB, CVO
Non-executive Director
Andrew Turnbull was appointed a non-executive director of the Company on 1 April 2006. He retired in July 2005 as Secretary of the Cabinet and Head of the Home Civil Service, 2002-05. He was Permanent Secretary of HM Treasury, 1998-2004; and before that Permanent Secretary at the Department of the Environment, 1994-1998. He entered the House of Lords in 2005. He is also a non-executive director of Prudential PLC, Frontier Economics Ltd and the Arup Group. He is a part-time Adviser to the London Partners of Booz Allen Hamilton.

Secretary
Anthony Braine LLB, FCIS

Honorary President
Sir John Ritblat FRICS, Hon FRIBA
Sir John became Managing Director of British Land in 1970 and Chairman in 1971. He retired from the Board on 31 December 2006 and was appointed Honorary President.

■ Member of the Executive Committee
† Member of the Audit Committee
* Member of the Remuneration Committee
• Member of the Nomination Committee

Statement of compliance with the Code of Best Practice

The Company has complied throughout the year with the Provisions of the Code of Best Practice and the Principles of Good Governance set out in section 1 of the 2003 Combined Code.

Board effectiveness

The directors listed on page 60 constituted the Board throughout the year, except that Sir Derek Higgs, Patrick Vaughan and John Weston Smith retired from the Board on 14 July 2006; Sir John Ritblat retired on 31 December 2006; Andrew Jones and Tim Roberts were appointed on 14 July 2006; and Clive Cowdery and John Travers were appointed on 10 May 2007. The Board is responsible for the strategy and effective control and management of the Group. There is a written division of responsibilities at the head of the Company between the Chairman and Chief Executive, which has been approved by the Board. There is a formal schedule of matters specifically reserved for Board approval, which includes approval of the annual and interim accounts, the approval of authority levels below the Board and material acquisitions, disposals and financing arrangements. The Board delegates authority to the Approvals Committee of the Board, which consists of the executive directors of the Company, in respect of certain transactions within defined, limited parameters. The Board has a regular schedule of meetings together with further meetings as required by the ongoing business of the Company. The executive directors and senior executives who comprise the Executive Committee meet weekly, chaired by the Chief Executive, to deal with the ongoing management of the Group.

The Chairman of the Board and individual directors meet regularly, outside formal Board meetings, as part of each director's continuing contribution to delivery of the Company's strategy and superior returns for shareholders. This process also allows for open two-way discussion about the effectiveness of the Board, its committees and individual directors, both executive and non-executive. By this means the Chairman is continuously aware of the views of individual directors and can act as necessary to deal with any issues relating to Board effectiveness before they can become a risk to the Company.

There is a strong and independent non-executive element on the Board as shown by the details of directors on page 60.

BL Board performance evaluation

The formal Board Performance Appraisal process requires eac director to give detailed input annually, the results of which are considered by the Chairman, Senior Independent Non-executiv Director and Board as appropriate and relevant consequential changes made.

The Senior Independent Non-executive Director discusses the performance of the Chairman with other directors annually, or more frequently as necessary. The Chairman meets with each non-executive director annually to discuss their contribution. Th Chairman provides the Remuneration Committee with a writter appraisal of the Chief Executive's performance for the year. Sim the Chief Executive provides the Remuneration Committee wit written assessment of executive directors' performance.

Committees of the Board

The Board has established Audit, Remuneration and Nominatio Committees which operate within defined terms of reference, w are made available on the Company's website www.britishland. and their minutes are circulated to the Board. The Audit and Remuneration Committees are entirely composed of independe non-executive directors. Sir David Michels is the Senior Indepen Non-executive Director.

Attendance at Board or Committee meetings during the year to 31 March 2
(where '–' is shown, the director listed is not a member of the Committee)

Name	Board	Nomination Committee	Audit Committee	Remu Co
Chris Gibson-Smith[1]	6	1	2	
Sir John Ritblat[2]	4	–	–	
Stephen Hester	6	–	–	
Robert Bowden	6	–	–	
Michael Cassidy	5	–	–	
Sir Derek Higgs[3]	2	–	–	
Andrew Jones[4]	4	–	–	
Sir David Michels	4	1	4	
Graham Roberts	6	–	–	
Tim Roberts[4]	4	–	–	
Kate Swann	5	–	–	
Robert Swannell	6	1	4	
Lord Turnbull	6	–	4	
Patrick Vaughan[5]	2	–	–	
John Weston Smith[5]	2	–	–	
No. of meetings during the year	**6**	**1**	**4**	

[1] Three Audit Committee meetings held during Committee membership to 31 December
[2] Four Board meetings held during Board membership to 31 December 2006
[3] Two Board and two Remuneration Committee meetings held during Board membership 14 July 2006
[4] Four Board meetings held since Board appointment on 14 July 2006
[5] Two Board meetings held during Board membership to 14 July 2006

Nomination Committee
The Nomination Committee's responsibilities include making recommendations to the Board on all new Board appointments and succession planning. It consists of Chris Gibson-Smith, Sir David Michels and Robert Swannell.

During the year the Nomination Committee conducted a search, with the assistance of consultants, to recruit two new non-executive directors. In consequence, Clive Cowdery and John Travers were appointed to the Board on 10 May 2007.

The Nomination Committee during the year has also considered, inter alia, the constituency of the Board's committees and the renewal of non-executive directors' letters of appointment.

Remuneration policy and Committee
Details of the Group remuneration policy and Committee are set out in the remuneration report on pages 65 to 73.

Audit Committee
The Audit Committee meets regularly during the year. It has been chaired by Robert Swannell throughout the year and includes two other non-executive directors, Sir David Michels and Lord Turnbull. The Committee's responsibilities include:

- monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance;
- reviewing the Company's internal financial controls and the Company's internal control and risk management systems;
- monitoring and reviewing the effectiveness of the Company's internal audit function;
- making recommendations to the Board in relation to the appointment of the external auditor and approving the remuneration and terms of engagement of the external auditor;
- reviewing and monitoring the external auditor's independence, objectivity and effectiveness;
- reviewing and monitoring the valuation process; and
- developing and implementing policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance.

The Audit Committee has undertaken each of the above responsibilities during the year on which it has received and reviewed relevant reports from management, the valuers, the internal and the external auditors. It has agreed a schedule of internal audit reviews of various of the Group's processes and controls to be undertaken, and has reviewed the results of those reviews already completed.

Rotation of directors
Under the Articles of Association of the Company, each director retires at the third Annual General Meeting ('AGM') after the general meeting at which he was last elected.

Non-executive directors
The Board considers that Michael Cassidy, Clive Cowdery, Sir David Michels, Kate Swann, Robert Swannell, Lord Turnbull and John Travers are independent non-executive directors. In making this determination the Board has considered whether each director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could affect, the director's judgement. The Board believes that it is evident from consideration of the non-executive directors' biographies detailed on page 60 that they are of the integrity and stature to perform their roles of independent non-executive directors.

Notwithstanding that Michael Cassidy has served on the Board for eleven years, the Board does not consider that, given his integrity and stature, this affects his independence. He will retire from the Board at the 2007 AGM.

The terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office and at the AGM.

Internal control
The directors are responsible for the maintenance of a sound system of internal control. The Board continues to apply the internal control provisions of the FRC 2003 Combined Code through a continuous process for identifying, evaluating and managing the significant risks the Group faces. The process has been in place throughout the year, from the start of the year to the date of approval of this report, and the Group has been in compliance with the code provisions set out in Section 1 of the FRC 2003 Combined Code on Corporate Governance. The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Group applies two fundamental control principles:

- a defined schedule of matters reserved for decision by the Board; and
- a detailed authorisation process which ensures that no material commitments are entered into without competent and proper authorisation by more than one approved executive.

In compliance with the provisions of the Combined Code, the Board continuously reviews the effectiveness of the Group's system of internal control. The key risks that the Group faces and features of the internal control system that operated throughout the period covered by the accounts are described below.

Identification and evaluation of commercial risks and related control objectives

British Land has undertaken a comprehensive risk assessment, which has identified over 50 individual risks that affect the Group. The responsibility for management of each key risk has been clearly identified and delegated by the Board to specific executive directors and senior executives within the Group. The executive directors have close involvement with the day-to-day operational matters of the Group. In addition to the main Board of directors, frequent meetings of the executive directors take place to review the Group's activities, specific areas of which are also considered by operational boards.

These include:

- Group management and operations;
- management of property assets;
- management of development activities; and
- financing activities.

The Board, the executive directors and the operational boards consider the risk implications of business decisions. These include matters such as new treasury products and major transactions. The control environment is supported by the various committees of the Board and the operational boards, including the Audit Committee, the Corporate Responsibility Committee and the Derivatives Committee. The way each risk is managed within the Group is considered at least annually by the executive directors and the Audit Committee. The Group reassesses these risks on a regular basis to ensure that any risk arising from changes in the Group's operations or the external environment are identified and appropriately managed.

In order to provide relevant and timely information to the executives responsible for managing risks, the Group has the following key information systems which generate reports as follows:

- a management reporting system which includes regular working capital reports and forecasts;
- operational reporting on property purchases, sales and portfolio management; and
- regular reporting to the Board on financial and treasury matters.

Monitoring

The Audit Committee meets regularly throughout the year and has reviewed the Group's internal controls. The Audit Committee has agreed a schedule of internal audit reviews of various of the Group's processes and controls to be undertaken, and has reviewed the results of those reviews already completed. The Head of Internal Audit reports directly to the Audit Committee.

Investor Relations

The directors place considerable importance on maintaining o and clear communication with investors. The Company's Invest Relations department is dedicated to facilitating communicatio shareholders. The Company has an ongoing programme of dia and meetings between the executive directors and its shareho where a wide range of relevant issues including strategy, perforr the market, management and governance are discussed withir the constraints of the information already known to the market. In addition, the Company undertakes regular roadshows to the US and Europe and participates in sector conferences.

The directors consider it is important to understand the view shareholders, and at each scheduled Board meeting the direct receive a written report of the major issues which have been raise management. Meetings are also held between shareholders ar Senior Independent Non-executive Director and other non-exe directors, and the Company facilitates such meetings on reque

During the course of a year, shareholders are kept informed of the progress of the Company through results statements and other announcements that are released through the London St Exchange and other news services. Company announcements presentations are made available simultaneously on our websit affording all shareholders full access to material information. Shareholders can also raise questions directly with the Compa at any time through a facility on the website.

Additionally there is an opportunity at the AGM for individua shareholders to question the Chairman and the Chairmen of th Audit, Remuneration and Nomination Committees. At the meet the Company complies with the Combined Code as it relates to voting, including votes withheld, the separation of resolutions, t attendance of committee chairmen and voting by poll. The Ann Report and Notice of Meeting are sent to shareholders at least working days prior to the AGM. The voting results are announce the London Stock Exchange and are available on the website a request. In July 2006, all AGM resolutions were passed on a poll were approved by substantial majorities in excess of 95% in eacl

Going concern

After making enquiries and examining major areas which could rise to significant financial exposure the directors are satisfied t no material or significant exposures exist, other than as reflecte in these financial statements, and that the Group has adequate resources to continue its operations for the foreseeable future. Group continues to adopt the going concern basis and the acc have been prepared in accordance with 'Going Concern and Financial Reporting: Guidance for Directors of listed companies registered in the United Kingdom' published in November 1994.

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report, remuneration report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the Group financial statements under IFRSs as adopted by the European Union. The Group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the Company. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Auditors and valuers

The Audit Committee meets with the auditors and valuers to discuss with them the scope and conclusions of their work. The Committee is specifically charged under its terms of reference with considering matters relating to the audit appointment, the independence and objectivity of the auditors, and reviewing the results and effectiveness of the audit. With respect to other services provided by the auditors the following framework is in place:

- Audit related services – the auditors are one of a number of firms providing audit related services, which include formal reporting relating to borrowings, shareholder and other circulars and various other regulatory reports and work in respect of acquisition and disposals. Where they must carry out the work because of their office or are best placed to do so, the auditors are selected. In other circumstances the selection depends on which firm is best suited;
- Tax advisory – the auditors are one of a number of firms that provide tax advisory services, including the preparation and submission of tax returns. The selection depends on who is best suited in the circumstances;
- General consulting – the auditors do not provide general consultancy services except in rare circumstances, and then only after consideration that they are best placed to provide the service and that their independence and objectivity would not be compromised.

An analysis of fees paid to the auditors is set out in note 5 on page 89.

The arrangements with auditors and valuers have been approved by the Audit Committee and are regularly reviewed in the light of changing requirements and best practice.

Unaudited information
The Remuneration Committee comprises Sir David Michels, Lord Turnbull and Kate Swann. Chris Gibson-Smith chaired the Committee until 31 December 2006, when he stepped down from the Committee and Sir David Michels replaced him as Chairman.

The Remuneration Committee took advice during the year from Hewitt Bacon & Woodrow Limited ('Hewitt'), Strategic Remuneration, Sir John Ritblat, Stephen Hester and John Weston Smith. The Committee has retained Alan Judes as its independent adviser throughout the year. For the period from 1 April 2006 to 5 July 2006 he was retained under a letter of engagement between the Company and his then employer, Hewitt, and thereafter the Committee appointed Alan Judes through his own consultancy, Strategic Remuneration. A copy of the letter of engagement between the Company and Strategic Remuneration is on the Company's website. Both Hewitt and Alan Judes advised the Company during the year in connection with certain aspects of its employee share plans. Hewitt also acts as actuary to the British Land Group Final Salary Pension Scheme and gives advice on share scheme and personnel policy matters to the Company. The Committee has considered the potential conflicts of interest, believes there is none and continues to monitor this position.

Statement of Company's policy on directors' remuneration
British Land is an industry leader and ranked in the upper half of the FTSE100 Companies. The Company's goal is to achieve sustained outperformance for shareholders.

The business model is people light and asset heavy – it leverages the work, skill and judgement of a relatively small staff over a large value of assets.

To accomplish British Land's performance goals the Company targets a high performance, open and meritocratic culture where people are motivated individually and as a team to outperform competitors, subject to maintenance of quality and security.

It is important that pay policy reinforces the Company's goals, providing strong incentives for exceptional Company, team and individual performance with significant upward and downward variability.

As well as providing motivation to perform, pay plays an important retention role and hence needs to be competitive with alternative employment opportunities. This is particularly so as British Land's demands on staff are high and the surge in interest in property from all quarters has put increasing scarcity value on proven performers.

It is also important to have strong alignment of management incentives with measures that matter to British Land's shareholders and with shareholder returns via share ownership.

Reflecting its goals, the policy is to set 'base' pay at norms broadly consistent with the Company's FTSE position with appropriate variance for specialist positions, but to provide bonus and Long-Term Incentive Plan ('LTIP') incentive levels that would move overall pay above median towards upper quartile if performance so merits. Directors' remuneration packages comprise a fixed part of basic salary and benefits; and an annual bonus, matching share plan and long-term incentive plans. The total pay position is analysed by looking across each of the different elements of pay: basic salary, annual bonus awards, pension and long-term incentives. This provides the Committee with a total remuneration view rather than just the competitiveness of the individual pay elements and may vary widely to correspond to the need of the role and the performance deli

In using salary and other remuneration data the Committee mindful of not unnecessarily ratcheting up the remuneration le whilst properly incentivising performance and being able to att and retain the best people. The Committee also has regard to economic factors, remuneration trends and the level of pay inc throughout the Company when determining directors' pay.

(i) Basic salary and benefits
Basic salary and benefits in kind for each director are reviewed annually by the Remuneration Committee, taking account of th director's performance and responsibilities.

The Committee considers basic salary levels against two p groups. For roles where corporate size and scope characterist drive duties, basic pay levels and recruitment sources, a peer g of major UK companies across market sectors with a median m capitalisation comparable to British Land is used to establish b salary levels.

For other posts, the Committee will look at pay levels in oth organisations such as agents, fund managers or with compara sized support functions to match with roles of comparable spe scope and responsibility to those within British Land. This refle the 'people light and asset heavy' business model.

Basic salaries are targeted around the median of the releva peer group in both cases. The Company utilises pay surveys fr time to time to ensure pay is correctly positioned against the m Appropriate increases are made to base salary in order to refle individual merit whilst remaining competitive with the market.

(ii) Annual incentive plan
The annual incentive plan consists of a bonus payable to direct reflecting Company performance and the individual's contribu during the preceding year.

For 2006/7 the 'On Target' award level for the Chief Executiv 90% of salary with a maximum award of 135% of salary. 'On Tar award levels for the other executive directors were 65% of bas salary with a maximum of 110% of salary. The awards are not contractual and are not pensionable. One third of the annual b paid in fully vested shares subject to a three year holding requi under the Company's Matching Share Plan described below.

The Remuneration Committee's approach to setting bonus two-fold. Each individual's performance is considered in relatio the goals agreed for their specific areas of responsibility, such

- the success of purchases and sales
- the value added from development activity
- lettings and rent reviews
- asset management activities
- capital markets activities
- control over the Group's finances and accounts
- management of administrative services and human resou

The Committee also considers team contributions made by each individual to overall corporate performance, using as external indicators:

- total return (share price and NAV based) relative to property majors and relevant indices
- rental growth from reviews and new lettings relative to ERV and sector norms

- operating costs as a percentage of rents and assets against prior year and property majors
- EPS relative to prior year, to forecast and to other property majors adjusting for any distorting items.

These factors are then aggregated by the Committee into individual bonus awards on a subjective basis (and taking account of other remuneration elements) rather than by an over-rigid mathematical formula, though supported by the objective individual data points in order to provide a fair and appropriate award to each individual.

For the year to 31 March 2007 the Committee, in determining the bonus paid, took into account the actual results showing outperformance in respect of Total Shareholder Return, Accounting Return, EPS Growth, Rental Growth and Operating Costs as a percentage of rent and NAV.

On advice from Strategic Remuneration following market review, for 2007/8 the 'On Target' levels of bonus are unchanged for the Chief Executive and raised to 75% for other directors. The maximum bonus levels for the Chief Executive is raised from 135% to 180% and for other directors from 110% to 150%. These levels have been carefully benchmarked against external data and are necessary to allow fulfillment of the pay policy described on page 65 in the event of exceptional performance being delivered.

(iii) The Matching Share Plan

The Matching Share Plan is targeted at executive committee members (and, by invitation, other key senior contributors to the Company or members of its Group). It is intended to incentivise and retain senior executives, ensure that such executives are not focused exclusively on short-term performance and, accordingly, increase the alignment of their interests with those of the shareholders.

For those individuals who are eligible to participate in the Matching Share Plan, one third of their after tax bonus (or such other after tax proportion as the Committee may agree) is delivered in British Land shares.

Participants are eligible to receive an award of free shares benchmarked by reference to the number of shares equal in value to the gross amount of their Deferred Bonus on the date such Deferred Bonus was declared. The receipt of that Award is subject to (i) the Bonus Shares being held by the Trustees for a three year period, (ii) the participant remaining an employee or officer of a Group company at the end of that time, and (iii) certain performance conditions being satisfied.

The Matching Share Award is divided into two parts. One part is based on total shareholder return (the 'TSR Part'). The other on the growth in the Company's earnings per share (the 'EPS Part'). The combined maximum amount of shares that can be delivered to a participant pursuant to a Matching Share Award cannot exceed 200% of the number of their Notional Bonus Shares for any relevant year.

As regards the TSR Part, if the total shareholder return over the Performance Period is less than the median of a comparator group of UK property companies, no Matching Share Award will vest for participants in relation to the TSR Part. If the TSR is equal to the median, a Matching Share Award equal to 35% of each participant's number of Notional Bonus Shares vests in relation to the TSR Part. For every 1% that the TSR exceeds the median, each participant's Matching Share Award in relation to the TSR Part is increased by an amount equal to 16.25% of that participant's number of Notional Bonus Shares, subject to a maximum amount under the TSR Part equal to 100% of that participant's number of Notional Bonus Shares.

The comparator group of UK property companies currently consists of Brixton PLC, Great Portland Estates PLC, Hammerson PLC, Land Securities Group PLC, Liberty International PLC and SEGRO plc.

As regards the EPS Part, if the increase in the underlying earnings per share of the Company during the Performance Period is less than 4% per annum (the 'Growth Requirement'), no Matching Share Award vests for participants in relation to the EPS Part. If the increase in EPS is equal to the Growth Requirement, a Matching Share Award equal to 35% of each participant's number of Notional Bonus Shares will vest in relation to the EPS Part. For every 1% per annum that the EPS exceeds the Growth Requirement, each participant's Matching Share Award in relation to the EPS Part shall be increased by an amount equal to 21.67% of that participant's number of Notional Bonus Shares, subject to a maximum amount under the EPS Part equal to 100% of that participant's number of Notional Bonus Shares.

The TSR and EPS conditions have been selected to complement the net asset based LTIP vesting criteria and ensure a balanced alignment of interest with the key financial measures most used by shareholders. The vesting scales have been designed to reward outperformance – in the case of TSR, by reference to competitors – in the case of EPS, by reference to growth rates achieved and expected to be achieved by major competitors which also represents a premium to expected long-term rental growth rates in the economy from which EPS growth in property companies is derived.

(iv) Long-term Incentives

The LTIP permits either market value options or performance shares, as may suit the Company from time to time. The option section of the Plan comprises an Inland Revenue approved part and an unapproved part. Under the Plan, the Company may award a maximum notional value of 150% of base salary in performance shares each year or the equivalent value of base salary in options each year (the latter under current estimations being valued at 25% of their exercise price). The annual limit is set with both the options and performance shares components of the Plan taken together. The split of the awards made each year between performance shares and options may be varied between 0% and 100% at the discretion of the Remuneration Committee. On the same basis as the review of bonus limits, the LTIP limit is being revised subject to shareholders' approval, to 200% of salary for Executive Directors and 250% of salary for the Chief Executive. The Committee is satisfied that this change is necessary to satisfy the remuneration policy described above and, when coupled with LTIP performance conditions described below, can be expected to require strong outperformance levels in order to substantially vest.

Grants made under the Plan are subject to a prescribed performance condition upon which the exercise of options and the vesting of performance shares will be contingent except that grants may be made without any performance condition if required to facilitate the recruitment of a new executive.

The performance condition attaching to options and share awards measures the growth in the Company's net asset value per share against the capital growth component of the Investment Property Databank Annual Index, over a performance period of three years commencing the year in which the options and share awards are granted. Growth in the Company's net asset value per share must exceed that of the Index for a minimum proportion of the options to be exercised and/or performance shares to vest. Stretching outperformance is required for the entire award to vest. The downward move in property yields relative to interest rates has in fact significantly increased the performance stretch required by this measure, looking forward.

The performance hurdles for directors' LTIP awards have been:

Percentage by which the average annual growth of British Land's Net Asset Value per Share exceeds the average annual increase in the capital growth component of the Investment Property Databank Annual Index	Percentage vesting
5% or more	100%
4% or more but less than 5%	80%
3% or more but less than 4%	60%
2% or more but less than 3%	40%
1% or more but less than 2%	20%
more than 0% but less than 1%	10%
0% or less	0%

The Committee reviews these performance conditions on a regular basis to ensure they are both sufficiently stretching and remain relevant to the Company's strategic objectives.

The 2006 AGM gave the Remuneration Committee discretion to make changes to the Group's Long-Term Incentive Plan, including to adjust NAV data for Plan purposes to remove the effect of any relevant one-off financial or tax charges incurred on, or in anticipation of, conversion of British Land to REIT status. Similarly the performance hurdles would be adjusted if justified to reflect the revised dividend requirement of REITs. The Remuneration Committee have concluded, with advice from Strategic Remuneration, that the net effect of conversion to a REIT is sufficiently material to justify an adjustment to the LTIP hurdles. The Company converted into a REIT on 1 January 2007, paying a one-off tax charge of £325m and announced higher cash distributions to shareholders: in respect of the first fiscal year as a REIT, dividends are expected to total not less than 33 pence, 94% up on the dividend paid for the 2005/6 financial year, which substantially reduces the availability of future retained earnings to contribute to achievement of LTIP performance hurdles. Accordingly for all awards, each 1% step is reduced by 0.5% so that for maximum vesting, outperformance of 4.5% is required. Similarly the REITs conversion charge and related refinancing charges in calendar years 2005 and 2006 will be ignored for calculating NAV growth under the LTIP for those parts of grants (if any) whose vesting quantum would otherwise be affected, since the charges were incurred on or in anticipation of REIT conversion and the projected benefits apply principally to EPS and related dividends rather than adjusted NAV.

Fund Managers' Performance Plan

The Performance Plan is designed to incentivise executives who operate the 'Company advised' Unit Trusts. The Performance Plan is intended to incentivise and retain the top fund managers by rewarding outperformance and to align the interests of those executives with investors in the Unit Trusts. The Company is one of the largest investors in those Unit Trusts.

Following the end of each financial year, up to a maximum of 3(the annual performance fees earned by the Unit Trusts is set as provide incentives under the Performance Plan (the 'Incentive At present, the Committee only expects awards to be made eq 25% of the annual performance fees with the balance represer reserve to be drawn upon if fund activity expands. The Commit may in its absolute discretion grant, and recommend that the Trustees grant, awards under the Performance Plan.

20% of the value of any award under the Performance Plan paid as a cash bonus. The remaining 80% of the value of any aw is delivered in the form of free shares in the Company (the 'Sha Award'). The Share Award vests in three equal annual tranches. The first tranche vests, and the shares comprised in that tranch delivered, on the first anniversary of the award date. The secon third tranches vest, and the shares comprised in those tranche delivered, annually thereafter. No further performance conditio need to be satisfied in order for a Share Award to vest. Howeve the extent that performance fees (by reference to which the Inc Pool was calculated) are 'clawed back' due to subsequent Func underperformance, a pro rata proportion of all unvested award that year cease to vest. In addition, each tranche of a Share Aw will normally only vest if the recipient of that Share Award is an employee or officer of a Group company on the relevant vestin date and has not given notice of intention to resign.

In general, no single award under the Performance Plan will represent more than 25% of the Incentive Pool. However, the Committee may in its absolute discretion grant, and recommen that the Trustees grant, awards with a higher value. In addition, Committee may in its absolute discretion make, and recommer that the Trustees make, awards to employees who work outside of the fund management group. Such awards would be based on contribution to fund activity and would represent, in total, no more than 20% of the Incentive Pool.

It is important that Performance Plan recipients also remain focused on the Company's overall performance, and indeed m of them have broader responsibilities in that regard. They there remain eligible for the Company's other share-based award sch However, in line with practice at other companies and in order to excessive overall awards, the combined value of awards in any for a participant under both the Performance Plan and the LTIP be the higher of (i) the value of their Performance Plan award p an award equal to 20% of what would otherwise have been the of their LTIP award, and (ii) 100% of the value of their LTIP awar such other combined value as the Committee may determine i absolute discretion from time to time.

The existing arrangement was designed for those executive who are responsible for managing unit trusts with outside inves Their work is very similar to those executives who run the British owned portfolios. The Committee is therefore examining the possibility of amending the rules of the Fund Managers' Perforn Plan to include both types of assets managed by the Group anc extend the Plan to those executives managing internal portfolio proposed to bring consequent changes to the Plan to the 2008 for shareholder approval and, with shareholder consent, to mak changes retroactive to the 2007/8 financial year of the Group.

Fixed/variable pay analysis

The following summarises the annual package and relative importance of its components for each executive director. The analysis prepared by Strategic Remuneration shows the estimated 'expected' value of variable compensation. This takes account of vesting periods and related performance conditions.

Distribution of total 'On Target' Annual Remuneration


Stephen Hester
Robert Bowden
Andrew Jones
Graham Roberts
Tim Roberts
0%
20%
40%
60%
80%
100%
Salary
Pension
Annual Incentive
Matching Shares
LTIP
Fund Managers Plan

Distribution of total maximum Annual Remuneration


Stephen Hester
Robert Bowden
Andrew Jones
Graham Roberts
Tim Roberts
0%
20%
40%
60%
80%
100%
Salary
Pension
Annual Incentive
Matching Shares
LTIP
Fund Managers Plan

Chairman's remuneration

The divisions of responsibilities between the Chairman and Chief Executive, prepared in accordance with the provisions and good practice guidelines of the Combined Code on Corporate Governance, have been set out in writing and approved by the Board.

Minimum Shareholding Guideline

The Director's Minimum Shareholding Guideline requires approximately 175% of base salary to be held in vested shares by the Chief Executive and 125% for other executive directors. The Chief Executive's minimum is to increase to 200% following AGM approval of the LTIP amendment described above. There is no set timescale required to reach the target but this should be achieved through the regular additions anticipated by bonus and Long-Term Incentive Plan awards. Shares cannot be sold until the target is reached (other than for 'tail-swallowing' to meet exercise price for options and tax due for options and performance shares) but no purchases are required either to reach the level or to respond to share price falls. The number/value of shares required as the target is fixed once a year.

Performance graph

The graph below is prepared in accordance with The Directors' Remuneration Report Regulations 2002. It shows the Company's total return and that of the FTSE Real Estate Sector Total Return Index for the five years from 1 April 2002 to 31 March 2007.

The FTSE Real Estate Sector Index was chosen because that is where the shares of the Company are classified. Hewitt prepared the graph based on underlying data provided by Datastream.

The British Land Company PLC Total Return Index vs. FTSE Real Estate Sector Total Return Index for the period 1 April 2002 to 31 March 2007 (rebased as at 1 April 2002)


350
300
250
200
150
100
50
0
Apr 02
Apr 03
Apr 04
Apr 05
Apr 06
Mar 07
The British Land Company PLC
FTSE Real Estate Sector

Source: Datastream

Directors' contracts

The policy of the Company is to have service contracts with notice periods of one year. It is sometimes necessary when recruiting a new director to give a service contract with an initial term of longer than one year. In such circumstances it is the policy of the Company that the notice period should reduce to one year after an initial period of service.

The Company applies the principle of mitigation in the event of early termination of service contracts.

Stephen Hester has a service contract dated 26 July 2004, Graham Roberts has a service contract dated 19 November 2001, Andrew Jones has a service contract dated 17 April 2007 and Tim Roberts has a service contract dated 14 November 2006, all of which provide for one year's notice.

Robert Bowden does not have a service contract with the Company, as he has reached age 60. There are no arrangements in place for compensation in respect of salary, annual bonus and benefits in kind in the event of termination of his employment.

There are no further provisions for compensation payable on termination of service contracts of directors. There has been no compensation paid to departing directors during the year.

Following John Weston Smith's retirement from the Board on 14 July 2006 and reflecting his ongoing role as Chair of the Pensions Trustees, he was granted a two year employment contract with the Company, terminable on three months' notice, at a salary of £10,000 pa. Sir John Ritblat, following his retirement from the Board on 31 December 2006 and reflecting his position as Honorary President, was granted a two year employment agreement, terminable on three months' notice, at a salary of £10,000 pa.

Non-executive directors

The remuneration of the non-executive directors is a matter for the executive members of the Board. Their remuneration comprises a standard director's fee, a fee for additional responsibilities and an attendance fee based on the number of meetings attended during the year. The remuneration provided takes into account the level of responsibility, experience and abilities required and the marketplace for similar positions in comparable companies.

Audited information

Directors' emoluments

	Salary £	Annual bonus* £	Benefits £	2007 Total (excluding pensions) £	Salary £	Annual bonus £	Benefits £
Chairmen							
Chris Gibson-Smith[1]	120,623			**120,623**	46,000		
Sir John Ritblat[2]	451,125		12,614	**463,739**	751,500	575,000	16,306
Executive directors							
Stephen Hester[3]	741,500	999,000	25,789	**1,766,289**	601,500	600,000	24,416
Robert Bowden	423,740	310,000	19,475	**753,215**	407,500	304,500	19,262
Andrew Jones[4]	208,214	220,822	14,530	**443,566**			
Graham Roberts	361,500	250,000	29,858	**641,358**	331,500	231,000	27,037
Tim Roberts[4]	172,500	185,205	13,392	**371,097**			
Patrick Vaughan[5]	98,044	83,000	4,857	**185,901**	265,250	224,279	11,301
John Weston Smith[5]	105,444	73,750	7,685	**186,879**	362,700	252,840	25,251
Non-executive directors							
Michael Cassidy	42,000			**42,000**	39,500		
Sir Derek Higgs[5]	18,659			**18,659**	46,500		
Sir David Michels	48,750			**48,750**	49,000		
Kate Swann[6]	45,000			**45,000**			
Robert Swannell	54,000			**54,000**	45,500		
Lord Turnbull[6]	53,500			**53,500**			
	2,944,599	**2,121,777**	**128,200**	**5,194,576**	**2,946,450**	**2,187,619**	**123,573**

[1] Appointed as Chairman on 1 January 2007.
[2] To 31 December 2006, date of cessation of office.
[3] Pay awards (salary and bonus) recognise specific performance as well as the successful transition of roles and the retirement of the Company's full time Chairman during the year.
[4] From 14 July 2006, date of appointment. Salaries will be increased materially in 2007/8 to reflect their increased responsibilities.
[5] To 14 July 2006, date of cessation of office.
[6] Appointed 1 April 2006.

Emoluments do not include distributions arising from share plan interests.

Benefits in kind include company car, car allowance, private medical insurance and permanent health insurance.

* Bonus payments to executive directors for 2006/7 averaged 82% of salary compared to the 'on target' and maximum levels described on page 65. These bonus levels were individually set re
high levels of successful business activity during the year, leading to substantial outperformance for shareholders, very strong (and above trend) financial results, and the related strong perf
of individuals against their specific responsibilities. In each case both the Company results and individuals' contributions were assessed to have beaten the targets agreed by the Remunerat
Committee at the start of the year. The measures used for bonus determination are set out on page 65 of the Remuneration Report. The accomplishments relative to these measures are set
elsewhere in the Annual Report where the activities of the Company in 2006/7 are described. The bonuses also took account of salary levels and other components of total remuneration as
Company policy. This was particularly relevant to Andrew Jones and Tim Roberts whose salaries had not yet been adjusted to reflect their new responsibilities. The positioning of total remune
relative to the Company's pay policy on market comparisons was also considered.

Sir John Ritblat is Non-executive Chairman of Colliers CRE PLC and retained earnings from that position of £70,895 for the year to 31 December 2006 (2005: £61,471).

Pension related payments to Stephen Hester, Andrew Jones, Graham Roberts, Tim Roberts and Patrick Vaughan are shown in the directors' pension benefits for the year ended 31 March 2007

Directors' interests in the Company's shares

a) Fully paid ordinary shares, including shares held by spouses and under the Company's Share Incentive Plan. All interests are beneficial, except where stated.

	1 April 2006	31 March 2007
Chris Gibson-Smith	10,535	**31,921**
Sir John Ritblat	3,595,891	**215,911**[1]
Stephen Hester	125,181	**134,814**
Robert Bowden	173,504	**197,745**
Michael Cassidy	2,000	**1,400**
Sir Derek Higgs	9,582	**9,816**[2]
Andrew Jones	414[3]	**4,305**
Sir David Michels	4,424	**6,761**
Graham Roberts	100,747	**104,854**
Tim Roberts	6,858[3]	**16,303**
Kate Swann		
Robert Swannell	3,750	**3,750**
Lord Turnbull		**893**
Patrick Vaughan		[2]
John Weston Smith	177,676	**177,766**[2]

On 10 April 2007 Lord Turnbull was allotted 162 shares and Sir David Michels was allot
shares, all in satisfaction of directors' fees for the quarter ended 31 March 2007. The sh
allotted were priced at the middle market quotation ('MMQ') at close of business on 4
2007, which was 1,544p per share.

On 16 April 2007 Stephen Hester purchased 16 shares and Robert Bowden, Graham R
Andrew Jones and Tim Roberts each purchased 8 shares at a price of 1,551p per share
the 'Partnership' element of the Company's Share Incentive Plan. Accordingly, Stephe
was awarded 32 and the others 16 'Matching' ordinary shares, all at a price of 1,551p p

On 14 May 2007 Stephen Hester, Robert Bowden, Graham Roberts, Andrew Jones and
Roberts each purchased 8 shares at a price of 1,502p per share under the 'Partnership
of the Company's Share Incentive Plan. Accordingly, they were each awarded 16 'Matc
ordinary shares, at a price of 1,502p per share.

The aggregate amount of gains made by directors on the exercise of share options wa
£1,075,412 (2006: £2,621,487). The aggregate value of distributions to directors in rel
the long-term incentive schemes (not including option exercises) was £2,897,520 (20
£4,409,968).

The MMQ for the ordinary 25p shares of the Company at the close of business on 31 M
2007 was 1,528p. The highest and lowest middle market quotations during the year to
2007 were 1,722p and 1,163p.

[1] On 31 December 2006, date of cessation of office. 72,000 of these shares were held
beneficially by the John Ritblat Charitable Trust No. 1. As a Trustee of the Trust, Sir Jo
is deemed to have an interest in these shares, but not a beneficial interest.
[2] On 14 July 2006, date of cessation of office.
[3] On 14 July 2006, date of appointment to office.

b) Directors' options and share plan interests

(i) Sharesave Scheme

Beneficial interests of the directors under the Sharesave Scheme:

	Date of grant	Exercise price (p)	No of options at 01.04.06	No of options granted during the year	No of options exercised during the year	**No of options at 31.03.07**	Earliest exercise date	Expiry date
Sir John Ritblat	01.03.04	472	1,954			**1,954**[1]	01.03.07	31.08.07
Stephen Hester	03.07.06	1,007		1,598		**1,598**	01.09.11	29.02.12
Robert Bowden	22.12.04	648	1,462			**1,462**	01.03.08	31.08.08
Andrew Jones	22.12.05	804	1,162[2]			**1,162**	01.03.09	31.08.09
Graham Roberts	22.12.04	648	2,550			**2,550**	01.03.10	31.08.10
Tim Roberts	22.12.04	648	510[2]			**510**	01.03.08	31.08.08
	22.12.04	648	1,169[2]			**1,169**	01.03.10	31.08.10
John Weston Smith	01.03.04	472	3,358			**3,358**[3]	01.03.09	31.08.09

[1] On 31 December 2006, date of cessation of office.
[2] On 14 July 2006, date of appointment to office.
[3] On 14 July 2006, date of cessation of office.

The directors' participation in the Sharesave Scheme, which is not subject to performance criteria, is considered appropriate because the Scheme is open to all employees with over 18 months of service. On 1 March 2007 the 1,954 options held by Sir John Ritblat vested and on that day he exercised his option over these shares. The MMQ on the day of the exercise was 1,483p per share.

(ii) Long-Term Incentive Plan

Beneficial interests of the directors under the Long-Term Incentive Plan:

Options

	Date of grant	Exercise price (p)	No of options at 01.04.06	No of options granted during the year	No of options vesting during the year	No of options exercised during the year	No of options lapsed during the year	**No of options at 31.03.07**	Earliest exercise date	Expiry date
Sir John Ritblat	25.09.03	502	358,565		358,565[†]			**358,565**[1]	25.09.06	24.09.13
	28.05.04	663	271,493					**271,493**[1]	28.05.07	27.05.14
Stephen Hester	29.11.04	796	169,596					**169,596**[2]	29.11.07	28.11.14
	31.05.05	877	153,933					**153,933**[2]	31.05.08	30.05.15
	30.05.06	1,252		132,987				**132,987**[2]	30.05.09	29.05.16
	14.07.06	1,316		44,329				**44,329**[2]	14.07.09	13.07.16
Robert Bowden	25.09.03	502	123,256		123,256[†]			**123,256**	25.09.06	24.09.13
	28.05.04	663	123,868					**123,868**[2]	28.05.07	27.05.14
	31.05.05	877	69,441					**69,441**[2]	31.05.08	30.05.15
	30.05.06	1,252		50,588				**50,588**[2]	30.05.09	29.05.16
	14.07.06	1,316		16,862				**16,862**[2]	14.07.09	13.07.16
Andrew Jones	05.12.05	994	33,953[3]				27,163	**6,790**[2]	05.12.08	04.12.15
	30.05.06	1,252	52,116[3]					**52,116**[2]	30.05.09	29.05.16
	14.07.06	1,316	[3]	17,372				**17,372**[2]	14.07.09	13.07.16
Graham Roberts	25.09.03	502	98,978		98,978[†]			**98,978**	25.09.06	24.09.13
	28.05.04	663	101,809					**101,809**[2]	28.05.07	27.05.14
	31.05.05	877	84,663					**84,663**[2]	31.05.08	30.05.15
	30.05.06	1,252		64,696				**64,696**[2]	30.05.09	29.05.16
	14.07.06	1,316		21,565				**21,565**[2]	14.07.09	13.07.16
Tim Roberts	12.12.03	552	30,000[3]		30,000[*]			**30,000**	12.12.06	11.12.13
	28.05.04	663	22,398[3]					**22,398**[2]	28.05.07	27.05.14
	29.11.04	796	18,654[3]					**18,654**[2]	29.11.07	28.11.14
	31.05.05	877	13,683[3]					**13,683**[2]	31.05.08	30.05.15
	05.12.05	994	18,108[3]					**18,108**[2]	05.12.08	04.12.15
	30.05.06	1,252	43,130[3]					**43,130**[2]	30.05.09	29.05.16
	14.07.06	1,316	[3]	14,376				**14,376**[2]	14.07.09	13.07.16
John Weston Smith	25.09.03	502	156,872					**156,872**[4]	25.09.06	24.09.13
	28.05.04	663	118,778					**118,778**[4]	28.05.07	27.05.14

The number of options shown above are the maximum awards receivable under the Long-Term Incentive Plan on maximum outperformance of the Plan's performance condition.

[1] On 31 December 2006, date of cessation of office.
[2] These options had conditions which were varied in the year when the NAV per share targets were reduced by 0.5%. Full details are as set out on page 67.
[3] On 14 July 2006, date of appointment to office.
[4] On 14 July 2006, date of cessation of office.

[†] These options vested at 100% on attainment of the Performance Target on 25 September 2006 as the asset value per share growth over the three year performance period was in excess of 5% pa.

[*] These options vested at 100% on attainment of the Performance Target on 12 December 2006 as the asset value per share growth over the three year performance period was in excess of 5% pa.

Performance Shares

	Date of grant	No of shares at 01.04.06	No of shares granted during the year	No of shares vesting during the year	No of shares forfeited during the year	**No of shares at 31.03.07**
Sir John Ritblat	25.09.03	119,521		119,521[†]		[1]
	28.05.04	90,497				**90,497[1]**
Stephen Hester	29.11.04	56,532				**56,532[2]**
	31.05.05	51,311				**51,311[2]**
	30.05.06		44,329			**44,329[2]**
Robert Bowden	25.09.03	41,085		41,085[†]		
	28.05.04	41,289				**41,289[2]**
	31.05.05	46,294				**46,294[2]**
	30.05.06		33,724			**33,724[2]**
Andrew Jones	05.12.05	5,658[3]			4,527	**1,131[2]**
	30.05.06	17,372[3]				**17,372[2]**
Graham Roberts	25.09.03	32,993		32,993[†]		
	28.05.04	33,936				**33,936[2]**
	31.05.05	28,221				**28,221[2]**
	30.05.06		21,565			**21,565[2]**
Tim Roberts	12.12.03	10,000[3]		10,000[‡]		
	28.05.04	7,466[3]				**7,466[2]**
	29.11.04	6,218[3]				**6,218[2]**
	31.05.05	9,122[3]				**9,122[2]**
	05.12.05	6,036[3]				**6,036[2]**
	30.05.06	14,376[3]				**14,376[2]**
John Weston Smith	25.09.03	52,290				**52,290[4]**
	28.05.04	39,592				**39,592[4]**

[1] On 31 December 2006, date of cessation of office.

[2] These shares had conditions which were varied in the year when NAV per share targets were reduced by 0.5%. Full details on page 67.

[3] On 14 July 2006, date of appointment to office.

[4] On 14 July 2006, date of cessation of office.

The number of shares shown above are the maximum awards receivable under the Long-Term Incentive Plan on maximum outperformance of the Plan's performance condition.

[†] These shares vested on 25 September 2006, on the 100% attainment of the Performance Target as the net asset value per share growth over the three year performance period was in exces
5% pa. The shares had been awarded on 25 September 2003. The market price on that day was 491.75p. The market price on 25 September 2006 was 1,358.3022p, realising a gain of £1,623,
to Sir John Ritblat, £558,058 to Robert Bowden and £448,145 to Graham Roberts. Sir John Ritblat retained all his shares and Robert Bowden 24,240 shares.

[‡] These shares vested on 12 December 2006, on the 100% attainment of the Performance Target as the net asset value per share growth over the three year performance period was in excess o
These shares had been awarded on 12 December 2003. The market price on that day was 552p. The market price on 12 December 2006 was 15.5125p, realising a gain of £155,125 to Tim Ro

Following the retirement of Sir John Ritblat and John Weston Smith as directors, the options and shares awarded to Sir John Ritblat on 28 May 2004 and to John Weston Smith on 25 Septemb
vested subject to the attainment of the Performance Target measured over the relevant shorter period. The shares and options awarded to John Weston Smith on 28 May 2004 vested subjec
attainment of the Performance Target measured over the relevant shorter period and to a pro rata time reduction. Accordingly, 90,497 Performance Shares and options over 271,493 shares
on 28 May 2004, to Sir John Ritblat, vested on 2 January 2007. 52,290 Performance Shares and options over 156,872 shares granted on 25 September 2003 and 28,094 Performance Shares
options over 84,282 shares granted on 28 May 2004, to John Weston Smith, vested on 14 July 2006. The expiry date for the option over 358,565 shares at 502p per share, held by Sir John Ritb
that had vested on 25 September 2006, was automatically reduced on his retirement from the Board to 30 June 2007.

On 14 July 2006 John Weston Smith exercised his option over 78,000 shares at an option price of 502p per share and 42,000 shares at an option price of 663p per share. The market price on
of exercise was 1,289.5p, realising a gain of 787.5p and 626.5p per share respectively on each tranche exercised. On 17 July 2006 John Weston Smith exercised his option over 78,872 share
option price of 502p per share and 42,282 shares at an option price of 663p per share. The market price on the day of exercise was 1,269.3161p, realising a gain of 767.3161p and 606.3161p
share respectively on each tranche exercised. On 12 January 2007 Sir John Ritblat exercised his option over 358,565 shares at an option price of 502p per share and 271,493 shares at an op
price of 663p per share. The market price on the day of exercise was 1,569p realising a notional gain of 1,067p per share and 906p per share respectively on each tranche exercised.

The performance target compares British Land's average annual Net Asset Value Growth over three years in the capital growth component of the Investment Property Databank Annual Inde
(see pages 66 and 67 of the remuneration report).

Long-Term Incentive Plan 'Performance Shares', Co-Investment Share Plan Shares, Matching Share Plan 'Matching Shares' and Performa
Plan Shares, upon vesting, are transferred out of the British Land Share Ownership Plan (the Trust), a discretionary trust established to fa
the operation of the incentive schemes. The Trustees of the Trust purchase the Company's ordinary shares in the open market. Rights to
dividends under the Long-Term Incentive Plan, Performance Plan and Matching Share Plan are retained by the Trust in an interest bearing
account and are payable to employees only on the vesting of the employee's shares; along with, in the case of Performance Shares, inter
earned on the accrued dividends. From award, dividends earned on the Co-Investment Share Plan shares are passed on by the Trust to th
awardee as soon as they are paid. Dividend and interest distributions in the year arising from these schemes totalled £59,827 to Sir John
£10,780 to Stephen Hester, £20,566 to Robert Bowden, £16,515 to Graham Roberts and £5,047 to Tim Roberts.

(iii) Co-Investment Share Plan

In connection with the recruitment of Stephen Hester and to compensate him for loss of previous benefits, the Company awarded Stephen Hester on 29 November 2004, 61,957 shares. This award was conditional on the prior acquisition by him of a matching number of shares and requires those shares' subsequent retention for a three year period. These shares conditionally vest on their third anniversary of grant provided that he remains in employment.

(iv) Rollover options

	Date of grant	Exercise price (p)	No of options at 01.04.06	No of options granted during the year	No of options exercised during the year	**No of options at 31.03.07**	Earliest exercise date	Expiry date
Andrew Jones	17.08.05	387.4	190,662[2]		95,331	**95,331**	28.07.06	23.08.08
Patrick Vaughan	17.08.05	387.4	190,662			**190,662**[1]	28.07.06	23.08.08

[1] On 14 July 2006, date of cessation of office.

[2] On 14 July 2006, date of appointment to office.

These options were granted in consideration for the surrender by Patrick Vaughan and Andrew Jones of options over 192,000 ordinary 10p shares of Pillar Property PLC each, following the completion of the acquisition of Pillar by British Land on 28 July 2005. The Remuneration Committee, in accordance with the terms of the Scheme, decided that on cessation of office the options held by Patrick Vaughan could be exercised in the period 14 July 2006 to 13 January 2007. On 17 July 2006 Patrick Vaughan exercised all these options. The market price on that day was 1,286.5761p per share, realising a gain of 899.1761p per share. Andrew Jones exercised his option over 95,331 shares on 4 December 2006, the market price on that day was 1,515.4819p per share, realising a gain of 1,128.0819p per share.

(v) Matching Share Plan

	Date of grant	No of shares at 01.04.06	No of shares awarded during the year	No of shares vesting during the year	No of shares forfeited during the year	**No of shares at 31.03.07**	Earliest vesting date
Stephen Hester	14.07.06		32,232			**32,232**	14.07.09
Andrew Jones	14.07.06	[1]	12,084			**12,084**	14.07.09
Graham Roberts	14.07.06		12,409			**12,409**	14.07.09
Tim Roberts	14.07.06	[1]	10,744			**10,744**	14.07.09

[1] On 14 July 2006, date of appointment to office.

The number of shares shown above are the maximum awards receivable under the Matching Share Plan on maximum outperformance of the Plan's TSR and EPS targets.

(vi) Fund Managers' Performance Plan

On 14 July 2006 Andrew Jones was granted 170,929 shares. These shares will conditionally vest in three equal tranches on the first, second and third anniversaries of grant. Further details of the Plan can be found on page 67 of the remuneration report.

Directors' pension benefits for the year ended 31 March 2007

Two executive directors, Graham Roberts and Tim Roberts, earned pension benefits in schemes sponsored by the Company during the year. Stephen Hester receives a sum equal to 35% of his basic salary in lieu of pension contributions, which for the year amounted to £259,000 (2006: £210,000). The Company contributes a sum equal to 15% of Andrew Jones' basic salary to his individual 'money purchase' pension scheme. For the period from appointment to 31 March 2007 this amounted to £31,071.

Graham Roberts' benefits from the tax-approved scheme are restricted and he is therefore entitled to benefit from the Company's Funded Unapproved Retirement Benefit Scheme (FURBS). The benefits provided by the FURBS are defined lump sums.

Non-executive directors do not participate in any Company sponsored pension arrangement.

Since the Directors' Remuneration Report Regulations 2002 came into force, company accounts are subject to two sets of disclosure requirements in relation to directors' pensions rather than one. The extended Companies Act 1985 requirements have to be observed in addition to, not in place of, the current UK Listing Authority requirements. The requirements differ slightly and these Regulations are expected to remain in force for the time being. The three tables shown below provide the details of directors' pensions necessary to satisfy the two sets of requirements.

Companies Act 1985 Disclosure Requirements

The British Land Group of Companies Pension Scheme	Age at year end	Additional pension earned during the year £ pa	Accrued pension entitlement at year end £ pa	Transfer value of accrued pension at start of year* £	Transfer value of accrued pension at year end £	Ir tran less contribu durin
G C Roberts	48	4,000	19,000	204,100	261,000	
T A Roberts	42	4,500	35,300	333,300	375,000	

The British Land Unapproved Retirement Benefits Plan (FURBS)	Age at year end	Increase in accrued FURBS lump sum entitlement during the year £	Total accrued FURBS lump sum entitlement at year end £	Transfer value of accrued FURBS lump sum at start of year £	Transfer value of accrued FURBS lump sum at year end £	Ir tran less contribu durin
G C Roberts	48	184,800	734,900	382,300	532,400	

* See note (3b)

' T A Roberts became a director on 14 July 2006. The transfer value at the start of the year is stated at start of Scheme year, 1 April 2006.

UK Listing Authority Disclosure Requirements

	Age at year end	Increase in accrued pension during the year (in excess of inflation) £ pa	Total accrued pension entitlement at year end £ pa	Transfer value of additional pension earned less director's contributions paid during the year* £	Increase in accrued FURBS lump sum entitlement during the year (in excess of inflation) £	Total accrued FURBS lump sum entitlement at year end £	Transfer value of additional FURBS lump sum earned less director's contributions paid during the year* £	Prem in r
G C Roberts	48	3,500	19,000	48,100	184,800	734,900	133,800	
T A Roberts	42	3,400	35,300	36,000	–	-	–	

* See note (3b)

Notes

1 The total accrued pension and FURBS lump sum entitlement shown are those that would be paid annually on retirement at age 60 based on service to the end of the year.

2 Members of the Scheme have the option to pay Additional Voluntary Contributions. Neither the contributions nor the resulting benefits are included in the above table.

3 The following is additional information relating to directors' pensions for those included in the above table:

Tax-approved Scheme

a Normal retirement age for pension arrangements is age 60.

b Members of the Scheme were not required to pay contributions during the year.

c Retirement may take place at any age after 50 subject to the consent of both the Company and the Trustees of the Scheme. Pensions are reduced to allow for their earlier payment.

d On death in service, the Scheme provides a capital sum equal to four times salary and a spouse's pension of two-thirds of the member's prospective pension at age 60. If a member is entitled to a deferred pension, a spouse's pension of two-thirds of the member's accrued pension is payable on death before or after retirement. These pensions are paid throughout the spouse's lifetime or until the youngest child reaches age 18 (or age 23 if in full time education), if later.

e Pensions are guaranteed to increase each year in line with the increase in the Ret Index (RPI) subject to a maximum of 5%. The Trustees may grant additional discre increases subject to the consent of the Company. Statutory increases apply to pe during deferment.

f The transfer values have been calculated on the basis of actuarial advice in accor with Actuarial Guidance Note GN11.

g Transfer value calculations allow for discretionary pension increases such that, in aggregate, pension increases in line with increases in the RPI are valued.

FURBS

a Normal retirement age for pension arrangements is age 60.

b Retirement may take place at any age after 50 subject to the Company's consent. are reduced to allow for their earlier payment.

c On death in service, top up lump sums are provided so that, in aggregate, the ben receives broadly the same value of benefits (net of tax) as if the earnings cap did On death in deferment, if a spouse's or dependant's pension is payable from the t approved scheme a lump sum of two-thirds of the member's accrued lump sum is also payable.

d In deferment accrued lump sums are increased in line with statutory increases on in deferment.

This report was approved by the Board on 21 May 2007.



Sir David Michels Chairman of the Remuneration Committee

British Land's financing policy is to enhance equity returns through strategic leverage while maintaining a risk-averse debt structure.

A 'loan to value ratio' across the entire business in the range of 45-55% is currently targeted, subject to the Board's view of the market, the prospects of the portfolio and its recurring cash flows.

The principal objectives under this policy are to:
- minimise the cost of capital through a mix of debt and equity finance;
- raise debt from a variety of sources and maintain a spread of maturities, including longer-term financing supported by committed income under long leases;
- maintain significant committed undrawn loan facilities, to support current and future business requirements; and
- actively manage financial risks, including interest rate, foreign exchange, liquidity and counterparty risks.

The Funds and Joint Ventures are financed separately, without recourse to the Group (see pages 36 and 37), as required by their individual business plans and based on similar risk management policies.

Liability management
Liability management is not a profit centre – no speculative transactions are undertaken. The Group's debt and derivative positions are continuously reviewed to meet current and expected debt requirements.

The Group maintains a balance between longer-term and shorter-term financings. Acquisitions may be funded initially by shorter-term credit facilities and then refinanced when market conditions are favourable. Short-term financing is principally raised through bilateral and syndicated revolving bank facilities, which can be repaid at will without penalty and redrawn again when the need arises. All bank facilities are unsecured and on standard terms to maintain operational flexibility. Medium to longer-term financing comprises public and private bond issues, including private placements and securitisations. Financing risk is spread by using a variety of types of debt. The maturity profile is managed by spreading the repayment dates and extending facilities.

Interest rate management
To manage exposure to interest rate fluctuations the Board determines a range for the proportion of projected debt to be maintained at fixed or capped rates of interest. At present the target is 85% (subject to a 5% tolerance either side) over a rolling three to five year time horizon. With financing raised at both fixed and variable rates, derivatives (primarily interest rate swaps) are used to achieve the desired interest rate profile. The use of derivatives is managed by the Board of British Land Financing Limited and its Derivative Sub-Committee. The Group's exposure to each derivative counterparty is monitored on a regular basis, as are their external credit ratings.

Foreign currency management
The Group's policy is to have no material unhedged net assets or liabilities denominated in foreign currencies. The currency risk on overseas investments is hedged via foreign currency denominated borrowings and derivatives.

When attractive terms are available to do so, the Group borrows in freely available currencies other than Sterling. The Group fully hedges its foreign currency risk on such borrowings through derivatives.

Liquidity and cash management
The Group maintains undrawn revolving bank facilities to provide financial liquidity. These can be drawn/repaid at short notice without additional expense, reducing the need to hold liquid resources in cash and deposits. This minimises costs arising from the difference between borrowing and deposit rates, while reducing credit exposure. Deposits are placed as necessary to optimise the rate of return, subject to the creditworthiness of the counterparty.

Profit and loss account and balance sheet management
The Group monitors its current and projected financial position using several key internally generated reports: cash flow, borrowing, debt maturity and derivatives schedules. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions and movements in interest rates on the key balance sheet, liquidity and profitability ratios.

British Land uses a range of methods of finance in order to spread maturities, reduce borrowing costs and mitigate refinancing risk.

Finance is raised through a mixture of securitisations, public and private debt issues and bank borrowings. At 31 March 2007, including the Group's share of debt in Funds and Joint Ventures, gross borrowings were £8.0 billion (2006: £6.9 billion).

Accessing a flexible range of finance



Securitisations (Fixed Rate Bonds)	28%
Securitisations (Floating Rate Bonds)†	15%
Debentures	12%
US private placements	2%
Drawn bank facilities	22%
Undrawn bank facilities	18%
Loan notes	3%

† Floating rate bonds with related fixed rate swaps.

Non-recourse

At 31 March 2007 £3.8 billion (2006: £4.0 billion) of outstanding debt had been issued by ring-fenced, special purpose subsidiaries, with no recourse to other companies or assets in the Group. The securitisations and the BLD Property Holdings Limited debentures fall within the non-recourse category.

The debt in Funds and Joint Ventures is also non-recourse. At 31 March 2007 the Group's share of their gross borrowings amounted to £1.3 billion (2006: £1.2 billion).

Securitisations

At 31 March 2007 outstanding debt raised through securitisatic amounted to £3,644m (2006: £3,682m). British Land's securitis are used to raise long-term debt at fixed rates of interest from t cash flows generated from specific assets or pools of assets. Tl strength of these cash flows allows credit rated debt to be raise a non-recourse basis, thereby lengthening maturities and reduc interest costs. British Land retains the flexibility to manage the actively and provide suitable substitute assets if appropriate. Tl enables returns to be maximised, benefiting both debt and equ investors. Additional flexibility permits British Land to introduce third party capital without repaying the existing debt.

Although a combination of fixed and floating rate debt has b issued via securitisations, all the floating rate instruments have fully swapped into fixed rate debt, from the date of issue, to pro certainty of future interest cost.

British Land's securitisations feature quarterly principal repayments with the balance outstanding reducing to approxim 20-30% of the original amount raised by expected final maturity

Broadgate

On 2 March 2005 Broadgate Financing PLC, a newly establishe ring-fenced wholly-owned subsidiary of British Land, issued £2 of bonds supported by the cash flows from the entire built estat Broadgate in the City of London.

Nominal outstanding	£
Valuation of securitised portfolio	£
Weighted average interest rate	
Weighted average debt maturity	18
Gross Coverage Ratio	

* Source: 5 April 2007 Debt Service

Details of the bonds and their ratings are shown in the following

Bond	Principal outstanding £m	S&P/Mood
Class A1 Floating Rate Bonds 2032	225	AAA/A
Class A2 4.949% Bonds 2031	303	AAA/A
Class A3 4.851% Bonds 2033	175	AAA/A
Class A4 4.821% Bonds 2036	400	AAA/A
Class B 4.999% Bonds 2033	365	AA/
Class C1 Floating Rate Bonds 2022	235	
Class C2 5.098% Bonds 2035	215	
Class D Floating Rate Bonds 2025	144	BBB/Ba
Total	**2,062**	

Meadowhall

On 19 December 2006 Meadowhall Finance PLC, a ring-fenced wholly-owned subsidiary of British Land, issued £840m of bonds to refinance the Meadowhall shopping centre. This followed the redemption of the existing notes of MSC (Funding) PLC.

The financing was moved to a simplified CMBS structure, the weighted average interest rate reduced from 5.53% to 4.98% and the ratings of the Class B bonds improved three notches from A to AA. An additional £175m of bonds were issued at closing and held as Reserve Tranches, these can be resold by the issuer subject to the satisfaction of certain conditions.

Nominal outstanding	£839m
Valuation of securitised portfolio	£1,652m
Weighted average interest rate	4.98%
Weighted average debt maturity	17.0 years
Gross Coverage Ratio	147%*

* Source: 12 April 2007 Debt Service

Details of the bonds and their ratings are shown in the following table:

Bond	Principal outstanding £m	Rating S&P/Fitch
Class A1 4.986% Bonds 2037	605	AAA/AAA
Class A2 Floating Rate Bonds 2037	60	AAA/AAA
Class B 4.988% Bonds 2037	174	AA/AA
Total	**839**	

Superstores

On 28 February 2006 BL Superstores Finance PLC, a wholly-owned ring-fenced subsidiary of British Land, issued £753m of bonds. These are secured on the cash flows from a portfolio of 36 superstores owned by British Land and leased primarily to Sainsbury's Supermarkets Ltd.

The superstores are mainly in edge-of-town and out-of-town locations throughout England and Wales.

Nominal outstanding	£743m
Valuation of securitised portfolio	£1,385m
Weighted average interest rate	4.96%
Weighted average debt maturity	12.6 years
Coverage Ratio	103%*

* Source: 4 April 2007 Debt Service

Details of the bonds and their ratings are shown in the following table:

Bond	Principal outstanding £m	Rating S&P/Fitch
Class A2 4.482% Bonds 2030	258	AAA/AAA
Class M1 Floating Rate Bonds 2030	83	AA/AA
Class B2 5.270% Bonds 2030	240	A/A
Class B3 5.578% Bonds 2030	49	A/A
Class C1 Floating Rate Bonds 2030	70	BBB/BBB
Class D1 Floating Rate Bonds 2030	43	BBB/BBB
Total	**743**	

BLD Property Holdings First Mortgage Debenture Stock

BLD Property Holdings Limited (formerly Asda Property Holdings Limited) issued a total of £126m debentures between March 1986 and May 1999.

- 10.3125% First Mortgage Debenture Stock 2011
- 6.125% First Mortgage Debenture Stock 2014
- 9.125% First Mortgage Debenture Stock 2020

This company became a ring-fenced wholly-owned subsidiary of British Land following the Group's acquisition of the remaining 50% interest in BL Davidson in August 2006 from the Davidson family.

Funds and Joint Ventures

These are financed to meet the requirements of their individual business plans on a non-recourse basis. At 31 March 2007 the Group's share of their gross borrowings amounted to £1.3 billion (2006: £1.2 billion). Finance has been raised through syndicated bank facilities and securitisations. The bank facilities account for 56% of the debt and are all floating rate. They include the £488m 10 year loan raised in March 2007 for The Tesco Aqua Limited Partnership. The Scottish Retail Property Limited Partnership and Hercules Unit Trust are financed by seven year floating rate securitisations of £430m and £1 billion, respectively. Over 90% of the securitised debt is rated AAA. Transaction specific derivatives are employed to achieve the desired interest rate profile when floating rate debt is raised via bank facilities or securitisations.

Recourse

As at 31 March 2007 recourse debt amounted to £2.9 billion (2006: £1.7 billion). Of this, £1.3 billion is from debentures and loan notes with the balance from unsecured lenders. These lenders have recourse for repayment of these borrowings to the Group, including equity interests in non-recourse companies.

Debentures

The Group's debentures are secured against specific assets.

Debentures provide very long-term finance with no amortisation, with the right to substitute properties from time to time, subject to meeting current income and capital tests. Mortgaged properties can be withdrawn from the security pools provided that tests relating to loan to value and interest cover are met. The Group is required to provide additional security if the loan to value and interest cover fall below certain levels.

During 2006 the existing debentures issued by the Company and its ring-fenced subsidiary, BL Universal, were refinanced to form a single debenture pool with £1.8 billion of assets. The refinancing changed the obligor for the 6.75% First Mortgage Debenture Bonds 2011/2020 from BL Universal to British Land, aligned the financial covenants on all the debentures and reduced the coupon on the existing British Land debentures to current market rates with a compensating cash payment to investors (funded by the issue of additional debentures).

Combining the four individual security pools (to form the UK's largest single pool) resulted in a significant increase in geographical and sector diversification. Investors also benefit from a new information covenant and a change of control clause.

A full list of properties, details of sector and geographic diversification and the rental income from the top 10 tenants across the security pool is provided in the Investors section of the British Land website.

Debenture	Principal outstanding £m
6.75% First Mortgage Debenture Bonds 2011	98
6.75% First Mortgage Debenture Bonds 2020	200
5.357% First Mortgage Debenture Bonds 2028	310
5.264% First Mortgage Debenture Bonds 2035	330
5.0055% First Mortgage Amortising Debenture Bonds 2035	108
Total	**1,046**

Unsecured debt

Bank facilities

At 31 March 2007 available bank facilities amounted to £3,082m (2006: £3,331m) of which £1,657m (2006: £2,282m) was undrawn. All of these facilities are revolving and can be drawn/repaid at short notice, providing the Group with valuable operational flexibility. British Land maintains relationships with a large and diverse group of banks, reducing reliance on any particular lender. At 31 March 2007, 44 different financial institutions from 17 countries had provided finance to the Group via bilateral or syndicated facilities. The committed terms of these facilities are between five to ten years, with a significant number capable of extension if the lender agrees. All the facilities are floating rate and British Land uses interest rate derivatives, which mainly take the form of interest rate swaps, to achieve the desired fixed versus floating interest rate profile.

5.50% Senior Notes 2027 and
6.30% Senior US Dollar Notes 2015

On 30 January 2007 British Land issued £98m 5.50% Senior Notes 2027 to US investors replacing $160m of maturing 7.35% Senior US Dollar Notes 2007. This long-term finance with no amortisation has been raised on an unsecured basis complementing the 6.30% Senior US Dollar Notes 2015.

Principal features of unsecured debt

British Land operates a 'level playing field', providing unsecured lenders with a standard set of borrowing conditions. The financial covenants are:

a) a 70% maximum ratio for net unsecured borrowings to unencumbered assets.

For this purpose net unsecured borrowings exclude all secured and non-recourse debt, and unencumbered assets exclude assets subject to a security interest and other assets of non-recourse companies. Investments in joint ventures are also excluded; and

b) a 175% maximum ratio for net borrowings to adjusted capital and reserves.

In this case net borrowings include all Group borrowings, even where they are non-recourse.

As at 31 March 2007 these ratios stood at 28% (2006: 26%) anc (2006: 73%) respectively.

Ratio	31 March 2003	31 March 2004	31 March 2005	31 March 2006	3
Net unsecured borrowings to unencumbered assets[1]	45%	47%	42%	26%	
Net borrowings to adjusted capital and reserves[2]	103%	102%	106%	73%	

Highest during the year to 31 March 2007: 30%[1]; 79%[2]

Although secured assets and other assets of non-recourse companies are excluded from unencumbered assets for the covenant calculations, unsecured lenders benefit from the surp value of these assets above the related debt and from the free c flow from these assets. During the year ended 31 March 2007 th assets generated £100m of surplus cash after payment of inter and debt amortisation. Surplus cash is passed up to the Group a quarterly basis.

In addition, while investments in joint ventures do not form p of unencumbered assets, profits generated by these ventures a regularly passed up to the Group. Refinancing of joint ventures, appropriate, following increases in property valuations provides additional source of cash flow for the Group.

Long leases with upward only rent reviews create a strong income profile. The benefit to unsecured lenders is enhanced b Group's interest rate risk management strategy. The following ta shows the percentage of projected net debt at a fixed rate in 1, 10 years' time. The relatively high proportion of fixed rate debt m a movement up or down of 1% (100 basis points) in market rate interest results in an increase or reduction of the Group's annua interest charge of just £3m (0.5% of net rental income).

Projected net debt at fixed and protected interest rates		
From 31 March 2007:	Year 1	Year 5
	95%	84%

REPORT OF THE DIRECTORS

The directors submit their Report and Accounts for the year ended 31 March 2007.

Results and dividends
The results for the year are set out in the consolidated income statement on page 82.

The directors recommend the payment of a final dividend of 8.25 pence per share, payable on 17 August 2007 to ordinary shareholders on the register at the close of business on 20 July 2007.

Activities
The Group operates in the fields of property investment and development, finance and investment.

Business review
The information that fulfils the requirements of Section 234ZZB of the Companies Act 1985 can be found in the operating and financial review on pages 13 to 37 and in the corporate responsibility disclosures on pages 40 to 43, which are incorporated in this report by reference.

Properties
Changes in properties during the year and details of property valuations at 31 March 2007 are shown in note 10 to the financial statements on page 93.

Purchase of own shares
The Company was granted authority at the Annual General Meeting in 2006 to purchase its own shares up to a total aggregate value of 10% of the issued nominal capital. That authority expires at this year's Annual General Meeting and a resolution will be proposed for its renewal. The Company did not purchase any of its own shares during the year.

Directors' interests in contracts
Except as stated in note 25 on page 106, no contract existed during the year in relation to the Company's business in which any director was materially interested.

Directors' liability insurance and indemnity
The Company has arranged insurance cover in respect of legal action against its directors. To the extent permitted by UK law, the Company also indemnifies the directors.

Charitable donations
£177,093 (2006: £67,640) was donated during the year. No contributions were made for political purposes.

Reappointment of directors
The directors listed on page 60 constituted the Board during the year, except for Sir Derek Higgs, Patrick Vaughan and John Weston Smith who retired from the Board on 14 July 2006; Sir John Ritblat who retired on 31 December 2006; and Andrew Jones and Tim Roberts who were appointed directors on 14 July 2006. Clive Cowdery and John Travers were appointed as directors on 10 May 2007 and Michael Cassidy will be retiring from the Board at the close of this year's Annual General Meeting. Robert Bowden, Clive Cowdery and John Travers offer themselves for re-election in accordance with the Articles.

The Board consider that Clive Cowdery and John Travers bring valuable wide-ranging business experience, as seen from their biographies on page 60, strengthening the non-executive membership of the Board.

Biographies can be found on page 60.

Share and loan capital
The issued share capital has been increased since 1 April 2006 by fully paid issues as follows:

		No of ordinary shares of 25p
11 April 2006, 10 July 2006, 11 October 2006 and 10 January 2007	Shares in lieu of directors' fees	5,163
17 July 2006 to 6 December 2006	On exercise of Rollover options	595,819
14 July 2006 to 30 March 2007	On exercise of options under the Long-Term Incentive Plan	1,436,827
13 July 2006 to 8 March 2007	On exercise of options under the Sharesave Scheme	75,259

Substantial interests
As at 21 May 2007 the Company had been notified of the following major interests in its issued ordinary share capital, disclosed to it in accordance with Sections 198 to 208 of the Companies Act 1985:

	No of shares (m)	% of issued capital
ABP Investments for Stichting Pensioenfonds ABP	25.0	4.8
Legal and General Group PLC	18.5	3.5

Payments policy

In the absence of dispute, amounts due to trade and other suppliers are settled as expeditiously as possible within their terms of payment. As at 31 March 2007, there were 26 (2006: 33) suppliers' days outstanding.

Financial instruments

Details of the use by the Company and its subsidiaries of financial instruments can be found in the Financing Policy and Principal Debt Instruments section on pages 74 to 77.

Auditors

A resolution to reappoint Deloitte & Touche LLP as the Company's auditors and a resolution concerning their remuneration will be proposed at the forthcoming Annual General Meeting.

Disclosure of Information to Auditors

Each of the persons who is a director at the date of approval of this report confirms that:

(1) so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware; and

(2) the director has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

Share Incentive Plan

All full-time and part-time employees, including executive directors, with more than 18 months' continuous service are eligible to participate in The British Land Share Incentive Plan ('SIP'), which is approved by the Inland Revenue under the terms of the Income Tax (Earnings and Pensions) Act 2003. Under this Plan participants receive an annual grant of ordinary shares of 25p each ('Free Shares'), and are also able to participate in a monthly purchase of ordinary shares ('Partnership Shares'), which British Land matches on a 2:1 basis ('Matching Shares'). Dividends on these shares are re-invested as 'Dividend Shares'. Shares under this Plan are generally released to the individual after five years. 1,344 'Free Shares' were allocated to the executive directors in August 2006. The executive directors have also purchased 557 'Partnership Shares' and been awarded 1,114 'Matching Shares' and 159 'Dividend Shares' in the year to 31 March 2007. All these shares are included in the total number of shares in which the executive directors have a beneficial interest shown on page 69.

Sharesave Scheme

Under The British Land Sharesave Scheme, executive directors employees who have served the Company for at least 18 mont may be offered options to purchase shares, tied to a savings co over a three or five year period. Options are held by 214 emplo and executive directors to purchase a total of 241,618 fully pai ordinary shares at prices of 359p, 377p, 383p, 443p, 472p, 648 701p, 804p, 1,007p and 1,236p per share, and normally exercis during certain six month periods between 1 September 2007 a 31 August 2012. The options held by directors under this schen are shown on page 70.

Performance Share Schemes

Details of the current Performance Share Plans in operation (L Term Incentive Plan, Fund Managers' Performance Plan and Ma Share Plan) can be found in the remuneration report on pages 7

Employment policy

The Group places emphasis on employee involvement and kee employees informed through formal and informal briefings. The Company has well established all-employee share schemes wh are described above.

In the United Kingdom separate pension fund reports are made available to members.

The Company maintains a policy of employing the best candidates available in every position, regardless of gender, ethnic group or background.

Applications for employment by disabled persons are alway fully considered, bearing in mind the aptitudes of the applicant concerned. In the event of members of staff becoming disable every effort is made to ensure that their employment with the G continues and that appropriate training is arranged. It is the po of the Group that the training, career development and promot of disabled persons should, as far as possible, be identical to th of other employees.

Health and safety

The Board is committed to achieving the highest standards of care in its attention to health, safety and fire prevention. The Bo requires safe working practices to ensure that employees, tena and the general public are not harmed by the Company's activi

This report was approved by the Board on 21 May 2007.



Anthony Braine
Secretary

VALUATION CERTIFICATE

Knight Frank

The Directors
The British Land Company PLC
York House
45 Seymour Street
London
W1H 7LX
24 April 2007

Dear Sirs

The British Land Company PLC
Valuation as at 31 March 2007

Basis of Instruction

In accordance with the terms of our appointment as External Valuers to The British Land Company PLC, we have valued the freehold and leasehold properties detailed below, as at 31 March 2007, for balance sheet purposes and inclusion in your financial accounts. The properties are predominantly held for investment and in some instances held for development or in the course of development or occupied by the Company.

We have excluded from this Report those properties held by way of Joint Ventures or through Limited Partnership arrangements.

These valuations have been prepared in accordance with the RICS Appraisal and Valuation Standards, Fifth Edition, issued by The Royal Institution of Chartered Surveyors.

Compliance and Independence

We can confirm that:

- Knight Frank LLP is appointed by The British Land Company PLC as External Valuers, as defined by the RICS Appraisal and Valuations Standards.
- Knight Frank LLP was appointed in the role as valuer in September 2005. These valuations have been undertaken under the overall supervision of the joint signatories, who have been responsible for this instruction since that time.
- In relation to Knight Frank LLP's preceding financial year, the proportion of the total fees paid by The British Land Company PLC ('the Company') and its joint venture partners to the total fee income of Knight Frank LLP was substantially less than 5%.
- We recognise and support the RICS Rules of Conduct and have established procedures for identifying conflicts of interest.

Valuation

The Properties have been valued on the basis of Market Value in accordance with the RICS Appraisal and Valuation Standards. This is an internationally recognised basis and is defined as:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

No allowance has been made for expenses of realisation or for any taxation which might arise, and our valuations are expressed exclusive of any Value Added Tax that may become chargeable.

Our valuations reflect usual deductions in respect of purchasers' costs and, in particular, full liability for UK Stamp Duty as applicable at the valuation date.

The properties have been valued individually and not as part of a portfolio.

We are of the opinion that the aggregate Market Value of your interests in the properties, as at 31 March 2007, was:

£14,014,772,070
(Fourteen Billion, Fourteen Million, Seven Hundred and Seventy Two Thousand and Seventy Pounds).

The valuations are categorised as follows:

	Freehold	Long leasehold	Part freehold/ part leasehold	Short leasehold
A Held as investments/ owner occupied	£12,132,654,220	£856,385,000	£22,800,000	£6,540,000
B Held for development	£147,867,850	£75,300,000		
C In the course of development	£773,225,000			
Total value	**£13,053,747,070**	**£931,685,000**	**£22,800,000**	**£6,540,000**

Included within the aggregate are a number of negative values amounting to minus £260,000 (Two Hundred and Sixty Thousand Pounds). These have been deducted from the positive values to arrive at the net aggregate figure.

Certain properties are held on very long leases, for terms of approximately 999 years at fixed peppercorn or nominal rents. For categorisation purposes these have been included in the freehold categories. Short leasehold properties are classified as having less than 50 years unexpired.

Valuation procedures and assumptions

The properties were inspected during the last six months.

As agreed, our valuations are based on measurements which have been provided by the Company and which were carried out in accordance with The Royal Institution of Chartered Surveyors Code of Measuring Practice. In some cases the areas provided are as agreed with the tenants following rent review or letting.

Our valuations assume that the properties have good and marketable titles and are free of any undisclosed onerous burdens, outgoings or restrictions. We have not seen planning consents and, except where advised to the contrary, have assumed that the properties have been erected and are being occupied and used in accordance with all requisite consents and that there are no outstanding statutory notices.

We have not read all documents of title or leases and, for the purpose of our valuations, have accepted the details of tenure, tenancies and all other relevant information with which we have been supplied by the Company. When considering the covenant strength of individual tenants we have not carried out credit enquiries but have reflected in our valuations our general understanding of purchasers' likely perceptions of tenants' financial status. We have, in addition, discussed with the Company any bad debts or material arrears of rent and have considered this information in arriving at our valuations.

We were not instructed to carry out structural surveys of the properties, nor to test the services, but have reflected in our valuations, where necessary, any defects, items of disrepair or outstanding works of alteration or improvement which we noted during the course of our inspections or of which we have been advised. Our valuations assume the buildings contain no deleterious materials and that the sites are unaffected by adverse soil conditions, except where we have been notified to the contrary.

We have not carried out any investigation into past or present uses of either the properties or any neighbouring land to establish whether there is any potential for contamination from these uses or sites to the subject properties. We understand that the Company has established procedures for the inspection of newly acquired properties to be carried out with particular reference to environmental matters, and that any such matters identified receive appropriate attention. Unless we have been provided with information to the contrary, we have assumed that the properties are not, nor are likely to be, affected by land contamination and that there are no ground conditions which would affect the present or future uses of the properties.

Our valuations assume that the properties would, in all respect be insurable against all usual risks including terrorism, floodin rising water table at normal, commercially acceptable premiur

For properties in the course of development, we have refle the stage reached in construction and the costs remaining to spent at the date of valuation. We have had regard to the contr liabilities of the parties involved in the developments and any c estimates that have been provided by professional advisors to projects. For recently completed developments we have taken account of any retentions, nor made allowance for any outstan development costs, fees or other expenditure for which there be a liability.

General conditions

This Report and our valuations therein have been prepared on basis that there has been full disclosure of all relevant informa and facts which may affect them.

Our Report and valuation is for the use only of the party to it is addressed and no responsibility is accepted to any third pa for the whole or any part of its contents. If our opinion of value disclosed to persons other than the addressees of this Report, basis of valuation should be stated. If it is proposed to publish figure, the form and context in which the figure is to appear sh be approved by us beforehand.

Yours faithfully





R J S Johnson BSc, MRICS
Partner
Commercial Valuations

R D Norman MRICS
Partner
Commercial Valuatio

For and on behalf of Knight Frank LLP
20 Hanover Square, London W1S 1HZ

CONSOLIDATED INCOME STATEMENT
for the year ended 31 March 2007

	Note	2007 Underlying pre tax* £m	2007 Capital and other £m	2007 Total £m	2006† Underlying pre tax* £m	2006† Capital and other £m	2006† Total £m
Gross rental and related income	3	**649**		**649**	690		690
Net rental and related income	3	**561**		**561**	589		589
Fees and other income	4	**50**	**33**	**83**	50		50
Amortisation of intangible asset	12		**(15)**	**(15)**		(10)	(10)
Funds and joint ventures (see also below)	11	**37**	**422**	**459**	39	272	311
Administrative expenses		**(78)**	**(13)**	**(91)**	(81)		(81)
Net valuation gains (includes profits on disposals)	6		**1,167**	**1,167**		1,370	1,370
Goodwill impairment	12		**(106)**	**(106)**		(240)	(240)
Net financing costs							
– financing income		**41**		**41**	50		50
– financing charges		**(354)**		**(354)**	(419)		(419)
– refinancing charges			**(305)**	**(305)**		(122)	(122)
	7	**(313)**	**(305)**	**(618)**	(369)	(122)	(491)
Profit on ordinary activities before taxation		**257**	**1,183**	**1,440**	228	1,270	1,498
Taxation							
– REIT conversion charge				**(277)**			
– current tax income (expense)				**1**			(7)
– deferred tax income (expense)				**1,289**			(307)
	16			**1,013**			(314)
Profit for the year after taxation attributable to shareholders of the Company				**2,453**			1,184
Earnings per share							
– basic	2			**472p**			228p
– diluted	2			**470p**			227p

Share of results of funds and joint ventures	Note	2007 Underlying pre tax* £m	2007 Capital and other £m	2007 Total £m	2006† Underlying pre tax* £m	2006† Capital and other £m	2006† Total £m
Underlying profit pre tax		37		37	39		39
Net valuation gains (includes profits on disposals)			257	257		378	378
Goodwill impairment			(5)	(5)			
REIT conversion charge			(48)	(48)			
Current tax			(19)	(19)		(9)	(9)
Deferred tax			237	237		(97)	(97)
	11	37	422	459	39	272	311

† Restated as described in note 1.

* As defined in note 2.

CONSOLIDATED BALANCE SHEET
as at 31 March 2007

	Note	2007 £m
Assets		
Non-current assets		
Investment properties	10	12,891
Development properties	10	1,106
Owner-occupied property	10	50
		14,047
Other non-current assets		
Investments in funds and joint ventures	11	1,610
Other investments	12	267
Intangible assets	12	50
		15,974
Current assets		
Trading properties	10	
Debtors	14	208
Cash and short-term deposits	13	198
		406
Total assets		16,380
Liabilities		
Current liabilities		
Short-term borrowings and overdrafts	13	(54)
Creditors	15	(746)
		(800)
Non-current liabilities		
Debentures and loans	13	(6,617)
Other non-current liabilities	17	(37)
Deferred tax liabilities	16	(179)
		(6,833)
Total liabilities		(7,633)
Net assets		8,747
Equity		
Share capital	20	130
Share premium	20	1,263
Other reserves	20	532
Retained earnings	20	6,822
Total equity attributable to shareholders of the Company		8,747
EPRA NAV per share*	2	1682p

† Restated as described in note 1.

* As defined in note 2.

Chris. Gibson-Smith.

Chris Gibson-Smith Chairman

Graham Roberts

Graham Roberts Finance Director

Approved by the Board and authorised for issue on 21 May 2007.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 31 March 2007

	Note	2007 £m	2006† £m
Profit for the year after taxation		2,453	1,184
Valuation movements			
– on development properties	6	184	102
– on other investments	6	22	92
		206	194
Gains (losses) on cash flow hedges			
– Group		93	(26)
– Funds and joint ventures		21	2
Actuarial gain (loss) on pension scheme		8	(1)
Fair value adjustment on consolidation of former joint venture		(7)	
Tax on items taken directly to equity*		16	(56)
Net gain recognised directly in equity		337	113
Transferred to the income statement (cash flow hedges)			
– foreign currency derivatives		21	(14)
– interest rate derivatives		(1)	32
		20	18
Total recognised income and expense for the year		2,810	1,315

† Restated as described in note 1.

* Includes deferred tax on development property revaluations, where the deferred tax benefit on REIT conversion is £84m.

Reconciliation of Movements in Shareholders' Funds

	2007 £m	2006 £m
Capital items		
– Shares issued	10	4
– Purchase of ESOP shares	(16)	(10)
– Adjustment for share and share option awards	18	8
– Dividends paid in the year	(91)	(84)
	(79)	(82)
Total recognised income and expense for the year	2,810	1,315
Movement in shareholders' funds for the year	2,731	1,233
Opening equity shareholders' funds	6,016	4,783
Closing equity shareholders' funds	8,747	6,016

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2007

	Note	2007 £m
Cash generated from operations	19	**479**
Interest paid		(334)
Interest received		11
UK corporation tax paid		
Foreign tax paid		(2)
Distributions received – funds and joint ventures		32
– other investments		18
Net cash inflow from operating activities		**204**
Cash flows from investing activities		
Purchase of investment properties and development expenditure		(655)
Sale of investment properties		711
Foreign tax paid on property sales		
Purchase of investments		(8)
Sale of investments		10
Investment in and loans to funds and joint ventures		(203)
Capital distributions received from funds, joint ventures and other investments		113
Sale of shares and loans repaid by funds and joint ventures		6
Purchase of subsidiary companies (net of cash acquired)*		(13)
Net cash (outflow) inflow from investing activities		**(39)**
Cash flows from financing activities		
Issue of ordinary shares		10
Purchase of ESOP shares		(16)
Dividends paid		(91)
Issue of Meadowhall Finance PLC securitised debt		840
Redemption of MSC (Funding) PLC securitised debt		(897)
Issue of British Land debentures		263
Amounts paid on exchange of British Land debentures		(240)
Redemption of British Land debentures		(20)
Issue of BL Superstores Finance PLC securitised debt		
Redemption of BLSSP (Funding) PLC securitised debt		
Repayment of debt acquired with subsidiary companies		(305)
Increase (decrease) in bank and other borrowings		354
Net cash outflow from financing activities		**(102)**
Net increase (decrease) in cash and cash equivalents		63
Cash and cash equivalents at 1 April 2006		128
Cash and cash equivalents at 31 March 2007		**191**
Cash and cash equivalents consists of:		
Cash and short-term deposits		198
Overdrafts		(7)
		191

* Properties of £588m acquired through corporate structures in the year ended 31 March 2007.

NOTES TO THE ACCOUNTS

1 Basis of preparation

The financial statements for the year ended 31 March 2007 have been prepared on the historical cost basis, except for the revaluation of properties, investments and derivatives. The financial statements have also been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and therefore comply with Article 4 of the EU IAS Regulation.

These accounting policies have been applied consistently in all material respects, with the exception that following an amendment to IAS 39 – 'Financial Instruments: Recognition and Measurement' revaluation of other investments is now taken to equity rather than recognised directly in the consolidated income statement. This change has no impact on the Group's net assets and the comparative results have been restated on a consistent basis.

At the date of approval of these financial statements, IFRS 7 – 'Financial instruments: Disclosures'; and the related amendment to IAS 1 on capital disclosures was in issue. IFRS 7 will require additional disclosure on financial instruments when it comes into effect for the year commencing 1 April 2007. The revised standard IAS 23 'Borrowing Costs' was issued in March 2007, effective from 1 January 2009. Upon adoption, the revised standard will have no impact on the financial statements.

The key external business, internal management and process risks are detailed in the Operating and Financial Review.

Subsidiaries, joint ventures and associates (including funds)

The consolidated accounts include the accounts of The British Land Company PLC and all subsidiaries (entities controlled by British Land). Control is assumed where British Land has the power to govern the financial and operating policies of an investee entity so as to gain benefits from its activities.

The results of subsidiaries, joint ventures or associates acquired or disposed of during the year are included from the effective date of acquisition or to the effective date of disposal. Accounting practices of subsidiaries, joint ventures or associates which differ from Group accounting policies are adjusted on consolidation.

Business combinations are accounted for under the acquisition method. Any excess of the purchase price of business combinations over the fair value of the assets, liabilities and contingent liabilities acquired and resulting deferred tax thereon is recognised as goodwill. Any discount received is credited to the income statement in the period of acquisition. All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Joint ventures and associates, including funds, are accounted for under the equity method, whereby the consolidated balance sheet incorporates the Group's share of the net assets of its joint ventures and associates. The consolidated income statement incorporates the Group's share of joint venture and associate profits after tax. Their profits include revaluation movements on investment properties.

Other investments

Other investments are shown at fair value. Gains and losses arising from changes in fair value are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period. Impairment losses recognised in the income statement are not subsequently reversed through the income statement.

Properties

Properties are externally valued on an open market basis at the balance sheet date. Investment and development properties are recorded at valuation.

Any surplus or deficit arising on revaluing investment properties or investment properties being redeveloped is recognised in the income statement.

Valuation surpluses arising on other development properties, those not previously classified as investment properties, are reflected in the statement of recognised income and expense, unless a deficit reduces the value below cost, in which case the deficit is charged to the income statement.

The cost of properties in the course of development includes attributable interest and other associated outgoings. Interest is calculated on the development expenditure by reference to specific borrowings where relevant and otherwise on the average rate applicable to short-term loans. Interest is not capitalised where no development activity is taking place. A property ceases to be treated as a development property on practical completion.

Disposals are recognised on completion: profits and losses arising are recognised through the income statement, the profit on disposal is determined as the difference between the sales proceeds and the carrying amount of the asset at the commencement of the accounting period plus additions in the period.

In determining whether leases and related properties represent operating or finance leases, consideration is given to whether the tenant or landlord bears the risks and rewards of ownership.

Head leases

Where an investment property is held under a head lease it is initially recognised as an asset as the sum of the premium paid on acquisition and the present value of minimum ground rent payments. The corresponding rent liability to the head leaseholder is included in the balance sheet as a finance lease obligation.

Intangible assets

Intangible assets, such as customer contracts, acquired through business combinations, are measured initially at fair value and are amortised on a straight-line basis over their estimated useful lives, and are subject to regular reviews for impairment.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the subsidiary, associate or jointly controlled entity at the time of acquisition. Goodwill is recognised as an asset and reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Financial obligations and cash

Debt instruments are stated at their net proceeds on issue. Finance charges including premiums payable on settlement or redemption and direct issue costs are spread over the period to redemption, using the effective interest method.

As defined by IAS 39, cash flow and fair value hedges are carried at fair value in the balance sheet. Changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges are recognised directly in the hedging reserve. Changes in the fair value of derivatives that are designated and qualify as effective fair value hedges are recorded in the income statement, along with any changes in the fair value of the hedged item that is attributable to the hedged risk. Any ineffective portion is recognised in the income statement.

Cash equivalents are limited to instruments with a maturity of less than three months.

Net rental income

Rental income is recognised on an accruals basis. A rent adjustment based on open market estimated rental value is recognised from the rent review date in relation to unsettled rent reviews. Where a rent free period is included in a lease, the rental income foregone is allocated evenly over the period from the date of lease commencement to the earliest termination date. Rental income from fixed and minimum guaranteed rent reviews is recognised on a straight-line basis over the shorter of the entire lease term or the period to the first break option. Where such rental income is recognised ahead of the related cash flow, an adjustment is made to ensure the carrying value of the related property including the accrued rent does not exceed the external valuation.

Initial direct costs incurred in negotiating and arranging a new lease are amortised on a straight-line basis over the period from the date of lease commencement to the earliest termination date.

Where a lease incentive payment, including surrender premiums paid, does not enhance the value of a property, it is amortised on a straight-line basis over the period from the date of lease commencement to the earliest termination date. Upon receipt of a surrender premium for the early determination of a lease, the profit, net of dilapidations and non-recoverable outgoings relating to the lease concerned is immediately reflected in income.

Management and performance fees

Management and performance fees receivable are recognised period to which they relate, except for performance fee retentic subject to clawback, which are recognised over the clawback performance period. In assessing the risk of clawback, account taken of the unpredictability of future relative performance aga the benchmark.

Taxation

Current tax is based on taxable profit for the year and is calcula using tax rates that have been enacted or substantively enacte Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense tha are not taxable (or tax deductible). In particular the Group beca a REIT on 1 January 2007 and income and gains on qualifying as are now exempt from taxation. Current and prior year tax payab is estimated.

Deferred tax is provided on items that may become taxable at a later date, on the difference between the balance sheet val and tax base value, on an undiscounted basis. On business combinations, the deferred tax effect of fair value adjustments is incorporated in the consolidated balance sheet.

Employee costs

The fair value of equity-settled share-based payments to emplo is determined at the date of grant and is expensed on a straight basis over the vesting period based on the Group's estimate of or options that will eventually vest. In the case of options grante value is measured by a Black-Scholes pricing model. Compens linked to performance fees accrued by the Group is amortised the vesting period.

Defined benefit pension scheme assets are measured using values; pension scheme liabilities are measured using the proje unit credit method and discounted at the rate of return of a hig quality corporate bond of equivalent term to the scheme liabilit The net surplus or deficit is recognised in full in the consolidate balance sheet. Any asset resulting from the calculation is limite past service costs plus the present value of available refunds ar reductions in future contributions to the plan.

The current service cost and gains and losses on settlemen curtailments are charged to operating profit. Past service costs recognised in the income statement if the benefits have vested they have not vested, are amortised on a straight-line basis ove period until vesting occurs. Actuarial gains and losses are recog in full in the period in which they occur and are presented in the consolidated statement of recognised income and expense.

Contributions to the Group's defined contribution schemes expensed on the basis of the contracted annual contribution.

2 Performance measures

Earnings per share (diluted)	2007 Earnings £m	2007 Pence per share	2006 Earnings £m	2006 Pence per share
Underlying pre tax profit – income statement	257		228	
Tax charge relating to underlying profit	(31)		(43)	
Underlying earnings per share	226	43p	185	36p
Refinancing charges	(305)		(122)	
Gain on trading property appropriations and disposals	71		10	
Tax and other items	(13)		34	
EPRA earnings per share	(21)	(4p)	107	21p
Profit for the year after taxation†	2,453	470p	1,184	227p

† Prior year restated as described in note 1.

The European Public Real Estate Association (EPRA) issued Best Practices Policy Recommendations in November 2006, which gives guidelines for performance measures. The **EPRA earnings measure** excludes investment property revaluations and gains on disposals, intangible asset movements and their related taxation and the REIT conversion charge.

Underlying earnings consists of the EPRA earnings measure, with additional company adjustments. Adjustments have been made to reverse the effects of the refinancing charges (note 7), gains on trading property appropriations and disposals and their related taxation, costs relating to REIT conversion and prior year tax items.

The weighted average number of shares in issue for the year was: basic: 520m (2006: 519m); diluted for the effect of share options: 522m (2006: 521m). Basic earnings per share (undiluted) for the year were 472p (2006: 228p).

Net asset value (NAV)	2007 £m	2006 £m
Balance sheet net assets	8,747	6,016
Deferred tax arising on revaluation movements, capital allowances and derivatives	168	1,636
Mark to market on effective cash flow hedges and related debt adjustments	(99)	33
Surplus arising on trading and finance lease properties		74
Dilution effect of share options	46	43
EPRA NAV	8,862	7,802
EPRA NAV per share	1682p	1486p

The **EPRA NAV per share** excludes the mark to market on effective cash flow hedges and related debt adjustments, deferred taxation on revaluations and is calculated on a fully diluted basis.

At 31 March 2007, the number of shares in issue was: basic: 521m (2006: 519m); diluted for the effect of share options: 527m (2006: 525m).

Total return per share (before charges for REIT conversion and refinancings) of 21.3% represents growth per share in EPRA NAV of 196p plus dividends paid of 17p (see note 21), excluding current year refinancing charges of 40p and the REIT conversion costs of 64p. Total return per share (before refinancing charges) for the year ended 31 March 2006 was 34.6%.

3 Gross and net rental income

	2007 £m	2006 £m
Rent receivable	551	571
Spreading of tenant incentives and guaranteed rent increases	37	54
Surrender premiums	9	10
Gross rental income	597	635
Service charge income	52	55
Gross rental and related income	649	690
Service charge expenses	(52)	(57)
Property operating expenses	(36)	(44)
Net rental and related income	561	589

Net rental income for the year ended 31 March 2007 from properties which were subject to a security interest or held by non recourse companies was £409m (2006: £388m). Property operating expenses relating to investment properties that did not generate any rental income were £3m (2006: £1m).

4 Fees and other income

	2007 £m	2006 £m
Performance and management fees	30	29
Dividend received from Songbird Estates PLC	18	16
Other fees and commission	2	5
Underlying	50	50
Capital dividend received from Songbird Estates PLC	33	
	83	50

The £30m (2006: £29m) performance and management fees comprise £17m (2006: £20m) performance fees and £13m (2006: £9m) management fees from funds and joint ventures.

The performance fee receivable from HUT is £27m and £48m for the years ended 31 December 2006 and 31 December 2005 respectively, of which the third party element available to the Group is £17m and £31m. In total, £16m of the net fee has been recognised in the current year, £19m in 2006 and the remaining £13m is deferred to later years as it is subject to potential clawback, depending on performance. If there is no clawback, 50% of the undistributed performance fee is payable in each subsequent year.

The net performance fee receivable from HIF for the year ended 31 December 2006 is £1m (2006: £1m), all of which has been recognised in the current year.

Following the capital restructuring of Songbird Estates PLC a capital dividend of £33m was received in the year.

5 Other income statement disclosures

(i) Total revenue	Note	2007 £m	2006 £m
Gross rental and related income	3	649	690
Fees and other income	4	83	50
Proceeds on sale of trading properties (including appropriations)		94	14
Total revenue in the year		826	754

(ii) Auditors' remuneration – Deloitte & Touche LLP	2007 £m	2006 £m
Fees payable to the Company's auditors for the audit of the Company's annual accounts	0.5	0.5
Fees payable to the Company's auditors and its associates for other services:		
Audit of the Company's subsidiaries pursuant to legislation	0.4	0.4
Other services pursuant to legislation	0.2	0.1
	1.1	1.0
Tax services	1.4	1.4
All other services	0.4	0.2
	2.9	2.6

(iii) Depreciation of property, plant and equipment £1m (2006: £1m).

6 Net revaluation gains on property and investments

	2007 £m	2006 £m
In consolidated income statement		
Revaluation of properties	**1,053**	1,201
Gains on property disposals (including trading property appropriations)	**115**	165
Other revaluations and gains	**(1)**	4
	1,167	1,370
Share of gains of funds and joint ventures (note 11)	**257**	378
	1,424	1,748
In consolidated statement of recognised income and expense		
Revaluation of development properties	**184**	102
Revaluation of investments	**22**	92
	1,630	1,942

Included in the tax charge is £nil (2006: £nil) attributable to gains on property disposals.

7 Net financing costs

	2007 £m	2006 £m
Interest payable on:		
Bank loans and overdrafts	**75**	115
Other loans	**284**	274
Loans from joint ventures		1
Obligations under finance leases	**2**	2
	361	392
Development interest capitalised	**(37)**	(12)
	324	380
Interest receivable on:		
Deposits and securities	**(11)**	(11)
Other finance (income) costs:		
Expected return on pension scheme assets	**(4)**	(3)
Interest on pension scheme liabilities	**4**	3
Valuation movements on fair value debt	**(5)**	22
Valuation movements on fair value hedges	**5**	(22)
Valuation movements on translation of foreign currency debt	**(21)**	14
Hedging reserve recycling	**21**	(14)
Net financing expenses	**313**	369
Refinancing charges		
Debenture refinancings	**266**	
Meadowhall Shopping Centre securitisation	**39**	
Sainsbury's Superstore securitisation		99
Derivative close-out costs		23
	305	122
Net financing costs	**618**	491
Total financing income	**(41)**	(50)
Total financing expenses	**659**	541
Net financing costs	**618**	491

Interest on development expenditure is capitalised at a rate of 5.5% (2006: 5.6%), with current year tax relief of £8m (2006: £4m).

On 29 August 2006 and 20 December 2006 the Group incurred pre tax refinancing charges of £266m whilst restructuring the existing debentures of the Company and its subsidiary, BL Universal. The Group also refinanced its Meadowhall Shopping Centre on 19 December 2006 by way of a simplified securitisation, incurring a pre tax refinancing charge of £39m. These charges were mainly due to the difference between the market and book values of the existing debt.

In the previous year the Group incurred a pre tax refinancing charge of £99m in respect of its securitised Sainsbury's Superstore portfolio and recycled from equity to the income statement a charge of £23m on closing out derivatives following significant property disposals and consequent debt repayments.

8 Staff costs

Staff costs (including directors)	2007 £m	2006 £m
Wages and salaries	38	39
Social security costs	4	4
Pension costs		12
Equity-settled share-based payments	21	10
	63	65

The average number of employees of the Group during the year was 804 (2006: 718) of which some 605 (2006: 518) were employed directly at the Group's properties and their costs recharged to tenants.

The Executive Directors are the key management personnel and their remuneration is disclosed in the Remuneration Report.

The Group's equity-settled share-based payments comprise the Long-Term Incentive Plan (LTIP), the Matching Share Plan (MSP), the Performance Plan (PP), the Restricted Share Plan (RSP), the Share Incentive Plan (SIP), various Sharesave Plans and a recruitment scheme relating to the Chief Executive, the Co-Investment Share Plan (CISP).

The RSP was used for the last time in June 2003. The Company expenses an estimate of how many shares are likely to vest based on the market price at the date of grant, taking account of expected performance against the net asset value per share growth target and the three year service period. Under the SIP the Company gives eligible employees free shares of up to £3,000 a year. They can also purchase partnership shares for up to £1,500 a year that are matched 2 for 1 by the Company. The free and matching shares are purchased at fair value in the market and expensed at the time of allocation.

At the 2003 AGM the shareholders approved the LTIP whereby the Company may award employees a combination of performance shares and options. Both components have the same performance targets based on net asset value per share growth and a three-year service period. Performance shares are valued at the market value at the date of the award. The options are valued using a Black-Scholes model adjusted for dividends according to the table below:

Long-Term Incentive Plan: 2007 awards	30 May 2006	14 July 2006	29 November 2006
Share price at grant date	1252p	1316p	1545p
Exercise price	1252p	1316p	1545p
Option life in years (maximum 10)	7	7	7
Risk free rate	4.6%	4.6%	4.6%
Expected volatility	23%	23%	22%
Expected dividend yield	2%	2%	2%
Value per option	339p	357p	407p

For both LTIP components the Company estimates the number of shares or options likely to vest and expenses that value over the relevant period. Volatility has been estimated by taking the historical volatility in the Company's share price over a four year period and adjusting where there are known factors that may affect future volatility. Vesting estimates take account of the Company's high staff retention rate.

At the 2006 AGM the shareholders approved the MSP and PP. The MSP allows eligible employees to receive one third of their annual bonus in shares, held in trust, which following performance targets based on total shareholder return and earnings per share being achieved over a three year period will be matched 2 for 1 by the Company. The Company expenses this over the three year period based on the market price at the date of grant.

Under the PP the Company may award employees a combination of cash (20% of the award) and shares based on a maximum of 30% of the annual performance fee earned by the Unit Trusts. The cash is awarded following the performance year under review with the shares awarded over the following three years subject to clawback of the performance fee and continued employment. The Company expenses an estimate of the fair value of the award over the performance and subsequent period to *full vesting.*

Under the Sharesave Plans eligible employees can save up to £250 a month over a three or five year period and use the savings to exercise an option granted at the outset at a 20% discount to the then prevailing share price. The fair value of the various options is expensed over the service period, based on a Black-Scholes model, assuming, for the grants during the current year, a risk-free rate ranging from 4.7% to 4.9%, expected volatility ranging from 22% to 23% and an expected dividend yield of 2.0%. The values per option for these schemes range from 366 pence to 505 pence. There are no performance measures. An estimated 5% of the three year options and 7% of the five-year options are assumed to lapse as employees leave the Company prior to the minimum service period.

Awards under the CISP are valued at the fair value of the shares at the date of grant and expensed over three years.

Movements in shares and options are given in note 20.

9 Pensions

The British Land Group of Companies Pension Scheme ('the scheme') is the principal pension scheme in the Group. It is a defined benefit scheme which is externally funded and not contracted out of SERPS. The assets of the scheme are held in a trustee-administered fund and kept separate from those of the Company. It is not planned to admit new employees to the scheme. Existing entitlements will be retained by the members, with freedom to transfer to a new Defined Contribution Scheme. Contributions to this scheme are at a flat rate of 15% of salary and paid by the Company. In certain circumstances it may be necessary to pay higher contributions when recruiting senior executives.

The Group has five other small pension schemes. The total net pension cost charged for the year was £nil (2006: £12m).

9 Pensions (continued)

A full actuarial valuation of the scheme was carried out at 31 March 2003 and updated since then annually for accounting purposes by consulting actuaries, Hewitt Bacon & Woodrow. A full actuarial valuation of the scheme commenced for 31 March 2006 will be completed in June 2007. The employer's contributions will be paid in the future at the rate recommended by the actuary of 38.5% pa of basic salaries. The major assumptions used for the actuarial valuation were:

	2007 % pa	2006 % pa	2005 % pa	2004 % pa	2003 % pa
Discount rate	**5.4**	4.9	5.3	5.5	5.5
Salary inflation	**5.4**	5.2	5.1	5.1	4.8
Pensions increase	**3.2**	3.0	2.9	2.9	2.5
Price inflation	**3.2**	3.0	2.9	2.9	2.6

The **mortality rates** adopted are from the medium cohort projection of the PA92 year-of-birth tables reduced by 25% to reflect the nature of the membership. This means, for example, that members currently aged 60 are expected to draw their pension for 29 years (males) and 32 years (females) whereas members currently aged 45 who retire at age 60 are expected to draw their pension for 30 years (males) and 33 years (females).

Amounts recognised in the income statement within administrative expenses in respect of the defined benefit scheme are:

	2007 £m	2006 £m
Current service cost	**(5)**	(3)
Interest cost	**(4)**	(3)
Expected return on scheme assets	**4**	3
Past service costs	**5**	(9)
		(12)

The actual return on scheme assets was £4m (2006: £11m).

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit scheme is as follows:

	2007 £m	2006 £m
Present value of defined scheme obligations	**(70)**	(78)
Fair value of scheme assets	**79**	67
Asset (liability) recognised in the balance sheet	**9**	(11)

Movements in the present value of defined benefit obligations were as follows:

	2007 £m	2006 £m
At 1 April	**(78)**	(55)
Current service cost	**(5)**	(3)
Interest cost	**(4)**	(3)
Actuarial gains (losses)	**10**	(9)
Benefits paid	**2**	1
Past service cost	**5**	(9)
At 31 March	**(70)**	(78)

Movements in the fair value of the scheme assets were as follows:

	2007 £m	2006 £m
At 1 April	**67**	51
Expected return on scheme assets	**4**	3
Contributions by employer	**10**	6
Actuarial gains		8
Benefits paid	**(2)**	(1)
At 31 March	**79**	67

Composition of scheme assets	Expected return 2007/8 %	2007 £m	Expected return 2006/7 %	2006 £m
Equities	**7.0**	**49**	6.8	28
Bonds	**5.0**	**29**	4.3	37
Other assets	**5.25**	**1**	4.3	2
Total scheme assets		**79**		67

History of experience gains and losses	2007 £m	2006 £m	2005 £m	2004 £m	2003 £m
Difference between expected and actual return on scheme assets					
Amount		8	2	4	(4)
Percentage of scheme assets	**0.4%**	12.1%	4.7%	8.6%	15.5%
Experience gains and losses on scheme liabilities					
Amount	**4**	2	(1)	1	(2)
Percentage of present value on scheme liabilities	**6.1%**	1.9%	1.8%	1.9%	4.5%
Changes in assumptions underlying the present value of scheme liabilities	**6**	(11)	(5)	(5)	(6)
Total actuarial gain (loss) recognised in the statement of recognised income and expense					
Amount*	**10**	(1)	(4)		(12)
Percentage of present value on scheme liabilities	**14.4%**	1.4%	7.1%	0.8%	32.4%
Deferred taxation attributable to pension movements	**(2)**		1		4
Pension scheme movement for the year	**8**	(1)	(3)		(8)

* Cumulative amount recognised in the statement of recognised income and expense is £7m.

10 Property

		Investment £m	Development £m	Owner-occupied £m	Trading £m	Total £m
Carrying value at 1 April 2006		**11,081**	**597**		**36**	**1**
Additions:	– corporate acquisitions	**912**	**25**		**13**	
	– property purchases	**267**	**58**			
	– other capital expenditure	**145**	**230**			
		1,324	**313**		**13**	
Disposals		**(666)**			**(1)**	
Reclassifications/appropriations		**58**	**8**	**50**	**(48)**	
Revaluations:						
included in income statement		**1,049**	**4**			
included in statement of recognised income and expense			**184**			
Increase in tenant incentives and guaranteed rent uplift balances		**45**				
Carrying value at 31 March 2007		**12,891**	**1,106**	**50**		**1**
Head lease liabilities (note 18)						
Total Group property portfolio valuation 31 March 2007						**1**

At 31 March 2007, the book value of owner-occupied property is £50m (2006: £nil) after charging £nil (2006: £nil) depreciation to the income statement for the year.

At 31 March 2007, the Group book value of properties of £14,047m (2006: £11,714m) comprises freeholds of £13,118m (2006: £11,017m); virtua freeholds of £106m (2006: £109m); long leaseholds of £820m (2006: £577m) and short leaseholds of £3m (2006: £11m). The historical cost of properties was £8,879m (2006: £7,698m).

The Group's total property portfolio was valued by external valuers on the basis of Market Value in accordance with the Appraisal and Valuation Standards published by The Royal Institution of Chartered Surveyors. Knight Frank LLP valued properties to an aggregate value of £14,015m (200 £11,750m); other valuers £2m (2006: £3m).

During the year trading properties were appropriated to investment properties at market value, resulting in £68m being recognised in the income stater

Properties valued at £9,194m (2006: £7,709m) were subject to a security interest and other properties of non-recourse companies amounted to £128m (2006: £196m).

Cumulative interest capitalised in investment and development properties amounts to £28m and £46m (2006: £40m and £13m) respectively.

		Investment £m	Development £m	Owner-occupied £m	Trading £m	
Prior year						
Carrying value at 1 April 2005		10,877	212		36	1
Additions:	– corporate acquisitions	495				
	– property purchases	34	134			
	– other capital expenditure	196	114			
		725	248			
Disposals		(1,722)				(
Reclassifications		7	(7)			
Exchange fluctuations		1				
Revaluations:						
included in income statement		1,159	42			
included in statement of recognised income and expense			102			
Increase in tenant incentives and guaranteed rent uplift balances		34				
Carrying value at 31 March 2006		11,081	597		36	1
External valuation surplus on trading properties						
Head lease liabilities (note 18)						
Total Group property portfolio valuation 31 March 2006						1

11 Funds and joint ventures

British Land's summary share of profits of funds and joint ventures

	2007 £m	2006 £m
Gross rental income	109	116
Service charge income	6	7
Gross rental and related income	115	123
Net rental and related income	100	112
Other income and expenditure	(6)	(6)
Net financing costs	(57)	(67)
Underlying profit before taxation	37	39
Net valuation gains (including profits on disposals)	257	378
Goodwill impairment	(5)	
Profit on ordinary activities before taxation	289	417
REIT conversion charge	(48)	
Current tax	(19)	(9)
Deferred tax	237	(97)
Profit on ordinary activities after taxation	459	311

Summary movement for the year of the investments in funds and joint ventures

	Equity £m	Loans £m	Total £m
At 1 April 2006	1,216	18	1,234
Additions	170	38	208
Disposals	(191)	(6)	(197)
Share of profit after taxation	459		459
Distributions and dividends: capital	(80)		(80)
revenue	(32)		(32)
Hedging movements	18		18
At 31 March 2007	1,560	50	1,610

At 31 March 2007, the total investment in funds and joint ventures of £1,610m (2006: £1,234m) comprises £830m (2006: £599m) of investment in funds being Hercules Unit Trust (HUT), Hercules Income Fund (HIF) and Pillar Retail Europark Fund (PREF) after taking the conversion charge into account and £780m (2006: £635m) investment in joint ventures, being the total of £770m (2006: £589m) and City of London Office Unit Trust (CLOUT) of £10m (2006: £46m).

Distributions in the year include the receipt of £43m (£42m capital) from CLOUT; £38m (capital) from Tesco BL Property Partnership; £25m from HUT and £2m each from BL Davidson, HIF and PREF.

At 31 March 2007 the Group's share of funds and joint ventures properties is £2,886m (2006: £2,661m) of which £153m (2006: £69m) is carried at directors' valuation; external net debt is £1,238m (2006: £1,124m) and the mark to market adjustment for external debt is £8m asset (2006: £2m liability).

Funds' summary financial statements

All disclosures have been restated to British Land accounting policies under IFRS excluding performance and management fees due to the Group		Hercules Unit Trust	Hercules Income Fund	Pillar Retail Europark Fund	City of London Office Unit Trust	Other	**Group share 2007**
Percentage interest	– 2007	36.27%	26.12%	22.35%*	35.94%		
	– 2006	34.64%	26.12%	34.16%	35.94%		
Date established		22 September 2000	16 September 2004	17 March 2004	6 November 2000		
Accounting period		Year ended 31 March 2007	Year ended 31 March 2007	Year ended 31 December 2006	Year ended 31 March 2007		
Summarised income statements		£m	£m	£m	£m	£m	**£m**
Gross rental and related income		116	7	20	3		**49**
Net rental and related income		107	7	16	3		**45**
Other income and expenditure		(5)	(1)	(6)	(1)		**(4)**
Net external interest payable		(63)	(1)	(7)	1		**(24)**
Underlying profit before taxation		39	5	3	3		**17**
Surplus on revaluation		321	14	29			**126**
Disposal of fixed assets		10	2	(2)	18		**9**
Goodwill impairment		(2)					**(2)**
Profit on ordinary activities before taxation		368	21	30	21		**150**
REIT conversion charge						(25)	**(25)**
Current tax		(9)	(1)	(2)	(1)		**(4)**
Deferred tax		315	5	3			**116**
Profit on ordinary activities after taxation		674	25	31	20	(25)	**237**
Summarised balance sheets							
Investment properties		3,408	153	340			**1,352**
Current assets		28	1	24	120		**59**
Cash and deposits		29	3	8	12		**17**
Gross assets		3,465	157	372	132		**1,428**
Current liabilities		(52)	(3)	(18)	(36)	(25)	**(61)**
Bank debt falling due within one year			(6)		(69)		**(26)**
Bank debt falling due after one year		(224)		(198)			**(126)**
Securitised debt		(1,013)					**(367)**
Deferred tax		(7)		(24)			**(8)**
Gross liabilities		(1,296)	(9)	(240)	(105)	(25)	**(588)**
Net external assets		2,169	148	132	27	(25)	**840**
Represented by:							
Investors' capital		2,169	148	132	27	(25)	**840**
Total investment		2,169	148	132	27	(25)	**840**
Capital commitments		65	5	154			**59**

*When the fund is fully invested, this will reach approximately 40%.

11 **Funds and joint ventures** (continued)

Joint ventures' summary financial statements All disclosures have been restated to British Land accounting policies under IFRS	The Scottish Retail Property Limited Partnership	BLT Properties Ltd	The Tesco British Land Property Partnership	Tesco BL Holdings Ltd	The Tesco Aqua Limited Partnership
All joint ventures are held equally on a 50:50 basis					
Partners	Land Securities Group PLC	Tesco PLC	Tesco PLC	Tesco PLC	Tesco PLC
Date established	March 2004	November 1996	February 1998	November 1999	March 2007
Accounting period	Year ended 31 March 2007	Year ended 31 March 2007	Year ended 31 March 2007	Year ended 31 March 2007	1 month ended 31 March 2007
Summarised income statements	£m	£m	£m	£m	£m
Gross rental and related income	49	17	8	27	1
Net rental and related income	29	16	7	26	1
Other income and expenditure	(1)			(1)	
Net interest – External	(22)	(10)	(3)	(17)	(1)
– Shareholders		1			
Net interest (payable) receivable	(22)	(9)	(3)	(17)	(1)
Underlying profit before taxation	6	7	4	8	
Surplus on revaluation	13	53	23	69	
Disposal of fixed assets		5	30		
Profit on property trading					
Goodwill impairment					(5)
Profit (loss) on ordinary activities before taxation	19	65	57	77	(5)
REIT conversion charge					
Current tax	7	(12)	(15)	(2)	
Deferred tax	(11)	(3)	2	(15)	
Profit on ordinary activities after taxation	**15**	**50**	**44**	**60**	**(5)**
Summarised balance sheets					
Investment properties	714	363	109	705	652
Development properties					
Total properties	714	363	109	705	652
Current assets	6	20	9	20	5
Upstream loans to joint venture shareholders		17			
Cash and deposits	13	40	3	22	8
Gross assets	733	440	121	747	665
Current liabilities	(7)	(18)	(22)	(29)	(10)
Bank debt falling due within one year					
Bank debt falling due after one year		(185)	(45)	(314)	(487)
Securitised debt	(427)				
Debentures					
Obligations under finance leases	(11)				
Deferred tax	(74)	(52)	(14)	(96)	
Gross liabilities	(519)	(255)	(81)	(439)	(497)
Net external assets	**214**	**185**	**40**	**308**	**168**
Represented by:					
Shareholder loans					52
Ordinary shareholders' funds/Partners' capital	214	185	40	308	116
Total investment	**214**	**185**	**40**	**308**	**168**
Capital commitments		17			

11 Funds and joint ventures (continued)

Joint ventures' summary financial statements All disclosures have been restated to British Land accounting policies under IFRS	BL Fraser Ltd	BL Davidson Ltd*	Other†	Group share 2007	Group share 2006
All joint ventures are held equally on a 50:50 basis					
Partners	House of Fraser plc	Manny Davidson, his family and trusts			
Date established	July 1999	September 2001			
Accounting period	Year ended 31 March 2007	5 months ended 31 August 2006			
Summarised income statements	£m	£m	£m	£m	£m
Gross rental and related income	14	15	1	**66**	88
Net rental and related income	13	14	2	**55**	78
Other income and expenditure		(1)	(1)	**(2)**	(4)
Net interest – External	(9)	(6)	(1)	**(35)**	(48)
– Shareholders			2	**2**	1
Net interest (payable) receivable	(9)	(6)	1	**(33)**	(47)
Underlying profit before taxation	4	7	2	**20**	27
Surplus on revaluation	10	23	2	**98**	194
Disposal of fixed assets			4	**21**	
Profit on property trading			3	**3**	9
Goodwill impairment				**(3)**	
Profit (loss) on ordinary activities before taxation	14	30	11	**139**	230
REIT conversion charge			(23)	**(23)**	
Current tax	(1)	(2)	(3)	**(15)**	(5)
Deferred tax	4	(5)	135	**121**	(60)
Profit on ordinary activities after taxation	**17**	**23**	**120**	**222**	165
Summarised balance sheets					
Investment properties	298		42	**1,463**	1,425
Development properties			77	**77**	4
Total properties	298		119	**1,540**	1,429
Current assets	1		24	**54**	65
Upstream loans to joint venture shareholders			20	**28**	24
Cash and deposits	5		17	**63**	47
Gross assets	304		180	**1,685**	1,565
Current liabilities	(7)		(50)	**(97)**	(98)
Bank debt falling due within one year	(4)		(1)	**(3)**	(17)
Bank debt falling due after one year	(126)		(17)	**(595)**	(401)
Securitised debt				**(214)**	(214)
Debentures					(57)
Obligations under finance leases	(2)			**(6)**	(8)
Deferred tax	(26)		131		(181)
Gross liabilities	(165)		63	**(915)**	(976)
Net external assets	**139**		**243**	**770**	589
Represented by:					
Shareholder loans	1		23	**50**	18
Ordinary shareholders' funds/Partners' capital	138		220	**720**	571
Total investment	**139**		**243**	**770**	589
Capital commitments			64	**73**	33

* Became a subsidiary with effect from 31 August 2006.

† Comprises smaller joint ventures including Eurofund Investments Zaragoza SL, a development joint venture, and Group adjustments. Amounts are shown at the relevant percentage for Group Share.

12 Other non-current assets

	2007			2006		
	Other investments £m	**Intangible assets £m**	**Goodwill £m**	Other investments £m	Intangible assets £m	Goodwill £m
At 1 April 2006	248	65		153		73
Additions	7			3		
Disposals	(10)					
On corporate acquisitions			106		75	167
Revaluation	22			92		
Amortisation		(15)			(10)	
Impairment			(106)			(240)
At 31 March 2007	267	50		248	65	

Other investments include British Land's investment in Songbird Estates PLC which was acquired for £98m in June 2004 and valued by a major independent firm of Chartered Accountants on the basis of market value at £255m as at 31 March 2007 (2006: £233m). The investment represents 17.8% of the share capital of Songbird Estates PLC which in turn owns 60.8% of Canary Wharf Group. In view of the control rights of other shareholders, the investment is not equity accounted.

Intangible assets relate to fund management contracts which are amortised over the expected remaining life of each contract. The original fair value was £75m with accumulated amortisation at 31 March 2007 being £25m (2006: £10m).

On 13 July 2006 the Group acquired 100% of the issued share capital of Project Sunrise Limited, which owns seven B&Q stores, for £199m. On 31 August 2006 the Group acquired the outstanding 50% ownership of the BL Davidson joint venture for £258m and on 22 December 2006 the Group acquired 100% of the issued share capital of 103 Colmore Row B.V., which owns a development site in Birmingham, for £25m.

	Book value acquired				
	BL Davidson £m	B&Q portfolio £m	Colmore Row £m	Fair value adjustment £m	**Fair value to Group £m**
Properties	362	198	25	3	588
Investment in joint ventures	1				1
Cash	3				3
Borrowings	(106)	(197)	(9)	(9)	(321)
Other net current liabilities	(9)	(1)			(10)
	251		16	(6)	261
Deferred tax	(61)	(29)		(1)	(91)
Goodwill	75	31			106
					276
Satisfied by:					
Cash paid					20
Issue of loan notes					256
Total consideration					276
Repayment of loans					206
Total amounts payable					482

Acquisition accounting has been finalised for all acquisitions made in the year.

The Group's revenue for the year ended 31 March 2007 would have been £607m if BL Davidson Limited, Project Sunrise Limited and the 103 Colmore Row B.V. groups of companies had been acquired on 1 April 2006; its profit after taxation would have been £2,461m.

The Group's profit after tax of £2,453m for the year ended 31 March 2007 includes post acquisition profits of £62m for BL Davidson Limited, £nil for Project Sunrise Limited and £nil for 103 Colmore Row B.V.

The goodwill generated from the above transactions is a result primarily of the deferred tax held on balance sheet as required by IFRS. Following the conversion by the Group to a REIT this deferred tax is not expected to crystallise and has been eliminated and as a consequence the associated goodwill has been fully impaired.

13 Net debt

	Footnote	2007 £m	2006 £m
Secured on the assets of the Group			
Class A1 4.986% Bonds 2037	1.1,2	**602**	
Class A2 Floating Rate Bonds 2037	1.1,2	**60**	
Class B 4.988% Bonds 2037	1.1,2	**174**	
Class A4 4.821% Bonds 2036	1.2	**396**	396
5.920% Secured Notes 2035	1.3,3		62
Class C2 5.098% Bonds 2035	1.2	**217**	217
Class B 4.999% Bonds 2033	1.2	**365**	365
Class A3 4.851% Bonds 2033	1.2	**174**	175
Class A1 Floating Rate Bonds 2032	1.2	**224**	224
Class A2 4.949% Bonds 2031	1.2	**302**	308
Class A2 4.482% Bonds 2030	1.4	**257**	257
Class M1 Floating Rate Bonds 2030	1.4	**82**	83
Class B2 5.270% Bonds 2030	1.4	**239**	239
Class B3 5.578% Bonds 2030	1.4	**49**	49
Class C1 Floating Rate Bonds 2030	1.4	**70**	69
Class D1 Floating Rate Bonds 2030	1.4	**43**	53
Class D Floating Rate Bonds 2025	1.2	**144**	147
Class C1 Floating Rate Bonds 2022	1.2	**234**	234
5.264% First Mortgage Debenture Bonds 2035	4	**327**	
5.0055% First Mortgage Amortising Debentures 2035	4	**106**	
8.875% First Mortgage Debenture Bonds 2035	4		247
5.357% First Mortgage Debenture Bonds 2028	4	**307**	
9.375% First Mortgage Debenture Stock 2028	4		197
10.50% First Mortgage Debenture Stock 2019/24	4		13
11.375% First Mortgage Debenture Stock 2019/24	4		20
9.125% First Mortgage Debenture Stock 2020	1.5	**40**	
6.75% First Mortgage Debenture Bonds 2020	1.6,4	**205**	205
6.125% First Mortgage Debenture Stock 2014	1.5	**45**	
10.3125% First Mortgage Debenture Stock 2011	1.5	**45**	
6.75% First Mortgage Debenture Bonds 2011	1.6,4	**100**	103
Floating Rate Secured Loan Notes 2035	5	**256**	
Loan notes		**5**	5
		5,068	3,668
Unsecured			
Class A1 5.260% Unsecured Notes 2035	1.3,3		586
Class B 5.793% Unsecured Notes 2035	1.3,3		97
Class C Fixed Rate Unsecured Notes 2035	1.3,3		87
Class A2 5.555% Unsecured Notes 2013	1.3,3		35
			805
5.50% Senior Notes 2027	6	**98**	
6.30% Senior US Dollar Notes 2015	7	**78**	88
10.25% Bonds 2012		**2**	2
7.35% Senior US Dollar Notes 2007	7		92
Bank loans and overdrafts		**1,425**	1,049
		1,603	2,036
Gross debt	8	**6,671**	5,704
Interest rate derivatives: liabilities		**19**	48
Interest rate derivatives: assets		**(88)**	(26)
		6,602	5,726
Cash and short-term deposits	9	**(198)**	(133)
Net debt		**6,404**	5,593

1 These borrowings are obligations of ring-fenced, special purpose companies, with no recourse to other companies or assets in the Group:

	2007 £m	2006 £m
1.1 Meadowhall Finance PLC	**836**	
1.2 Broadgate Financing PLC	**2,056**	2,066
1.3 MSC (Funding) PLC		867
1.4 BL Superstores Finance PLC	**740**	750
1.5 BLD Property Holdings Ltd	**130**	
1.6 BL Universal PLC		308

2 A total of £840m Bonds were issued by Meadowhall Finance PLC on 19 December 2006.

3 All the outstanding Notes of MSC (Funding) PLC were redeemed on 19 December 2006.

4 During 2006 the Group's existing Debentures were restructured to form a single £1 billion Debenture pool secured on £1.8 billion of assets.

5 A total of £256m Loan Notes were issued on 31 August 2006 to finance the acquisition of the remaining 50% in BL Davidson.

6 On 30 January 2007 £98m 5.50% Senior Notes 2027 were issued by the Company.

7 Principal and interest on these borrowings were fully hedged into Sterling at the time of issue.

8 The principal amount of gross debt at 31 March 2007 was £6,684m (2006: £5,716m). Included in this, the principal amount of secured borrowings and other borrowings of non-recourse companies was £5,061m (2006: £4,470m).

9 Cash and deposits not subject to a security interest amount to £27m (2006: £36m).

13 Net debt (continued)

Hedge accounting

The Group uses interest rate swaps to hedge exposure to the variability in cash flows on floating rate debt, such as revolving bank facilities and floating rate bonds, caused by movements in market rates of interest. At 31 March 2007 the market value of these derivatives, which have been designated as cash flow hedges under IAS 39, is an asset of £88m (2006: £21m – liability). The favourable valuation movement reflects the increase in Sterling interest rates since 31 March 2006.

The cross currency swap, which fully hedges the foreign exchange exposure on the US Private Placement, has been designated as a cash flow hedge. The market value of this is a liability of £17m (2006: £13m).

The cash flows occur and enter into the determination of profit and loss until the maturity of the hedged debt. The table below summarises foreign currency denominated and variable rate debt hedged at 31 March 2007.

Cash flow hedged debt		2007 £m	2006 £m
Outstanding:	after one year	**2,712**	1,913
	after two years	**3,265**	2,262
	after five years	**2,737**	2,235
	after ten years	**330**	320

On 31 October 2006 the Group closed out all the interest rate swaps which had previously been designated as hedges of the exposure to changes in fair value on long dated fixed rate debt. This resulted in an increase in the proportion of long term debt at fixed interest rates of approximately 5%.

Details of the financing policy and risk management are set out on pages 74 to 77.

Interest rate profile – including effect of derivatives

	2007 £m	2006 £m
Fixed rate	**6,061**	5,203
Capped rate	**100**	100
Variable rate (net of cash)	**243**	290
Net debt	**6,404**	5,593

All the above debt is effectively Sterling based except for £111m (2006: £32m) of Euro debt of which £102m (2006: £nil) is fixed and the balance floating. At 31 March 2007 the weighted average interest rate of the Sterling fixed rate debt is 5.20% (2006: 5.81%). The weighted average period for which the rate is fixed is 15.1 years (2006: 16.0 years). The weighted average interest rate for the Euro fixed rate debt is 4.50% and the weighted average period for which the rate is fixed is 8.9 years. The floating rate debt is set for periods of the Company's choosing at the relevant LIBOR (or similar) rate.

Maturity analysis of net debt

		2007 £m	2006 £m
Repayable:	within one year and on demand	**54**	129
between:	one and two years	**122**	64
	two and five years	**1,422**	1,348
	five and ten years	**1,212**	576
	ten and fifteen years	**797**	746
	fifteen and twenty years	**906**	835
	twenty and twenty five years	**1,244**	854
	twenty five and thirty years	**914**	1,152
		6,617	5,575
Gross debt		**6,671**	5,704
Interest rate derivatives		**(69)**	22
Cash and short-term deposits		**(198)**	(133)
Net debt		**6,404**	5,593

Total borrowings where any instalments are due after five years is £3,260m (2006: £3,120m).

13 Net debt (continued)

Maturity of committed undrawn borrowing facilities

		2007 £m	2006 £m
Expiring:	within one year	**50**	822
between:	one and two years	**40**	25
	two and three years	**130**	554
	three and four years	**707**	118
	four and five years	**322**	763
	over five years	**408**	
Total		**1,657**	2,282

The above facilities are those freely available to be drawn for Group purposes. There are additional undrawn 364 day revolving liquidity facilities of £185m, £115m and £75m which are only available for requirements of the Broadgate, BL Superstores and Meadowhall securitisations, respectively.

Comparison of market values and book values

	2007			2006		
	Market value £m	**Book value £m**	**Difference £m**	Market value £m	Book value £m	Difference £m
Securitisations	**3,552**	**3,632**	**(80)**	3,765	3,683	82
Debentures and unsecured bonds	**1,366**	**1,353**	**13**	1,269	967	302
Bank debt and other floating rate debt	**1,686**	**1,686**		1,054	1,054	
Cash and short-term deposits	**(198)**	**(198)**		(133)	(133)	
	6,406	**6,473**	**(67)**	5,955	5,571	384
Other financial (assets) liabilities						
– interest rate derivative assets	**(88)**	**(88)**		(26)	(26)	
– interest rate derivative liabilities	**19**	**19**		48	48	
	(69)	**(69)**		22	22	
Total	**6,337**	**6,404**	**(67)**	5,977	5,593	384

Short-term debtors and creditors have been excluded from the disclosures.

The fair values of fixed rate debt have been established by obtaining quoted market prices from brokers. Where market prices are not available discounted cash flow calculations have been carried out on behalf of the Group by Barclays Capital. The bank debt has been valued assuming it could be renegotiated at contracted margins. The derivatives have been valued using market data by the independent treasury adviser, Record Currency Management.

14 Debtors

	2007 £m	2006 £m
Trade and other debtors	**95**	72
Prepayments and accrued income	**16**	12
Corporation tax		8
Defined benefit pension scheme asset (non-current)	**9**	
Interest rate derivatives*	**88**	26
	208	118

* Includes contracted cash flow with a maturity greater than one year at fair value.

15 Creditors

	2007 £m	2006 £m
Trade creditors	**85**	67
Amounts owed to joint ventures	**32**	26
Corporation tax	**283**	
Other taxation and social security	**15**	7
Accruals and deferred income	**312**	269
Interest rate derivatives*	**19**	48
	746	417

Trade and other debtors are shown after deducting a provision for bad and doubtful debts of £5m (2006: £11m). The charge to the income statement was £2m (2006: £3m).

The directors consider that the carrying amount of trade and other debtors approximates their fair value. There is no concentration of credit risk with respect to trade debtors as the Group has a large number of customers, who are paying their rental in advance.

Trade payables are interest free and have settlement dates within one year. The directors consider that the carrying amount of trade and other payables approximates their fair value.

16 Taxation

	2007 £m	2006† £m
Tax (income) charge		
Current tax		
UK corporation tax (30%)	**(8)**	(3)
Foreign tax	**3**	11
	(5)	8
Adjustments in respect of prior years	**4**	(1)
Total current tax (credit) charge	**(1)**	7
REIT conversion charge	**277**	
Deferred tax on income and revaluations	**(1,289)**	307
Group total taxation (net)	**(1,013)**	314

Tax reconciliation		
Profit on ordinary activities before taxation	**1,440**	1,498
Less: Profit attributable to funds and joint ventures	**(459)**	(311)
Group profit on ordinary activities before taxation	**981**	1,187
Tax on profit on ordinary activities at UK corporation tax rate of 30% (2006: 30%)	**294**	356
Effects of:		
REIT conversion charge	**277**	
REIT conversion on investment gains	**(1,458)**	(8)
REIT conversion on capital allowance provisions	**(134)**	(8)
REIT exempt income and gains	**(10)**	
Goodwill impairment	**31**	72
Tax losses and other timing differences	**19**	(84)
Expenses not deductible for tax purposes	**(36)**	(13)
Adjustments in respect of prior years	**4**	(1)
Group total taxation	**(1,013)**	314

[1] Restated as described in note 1.

Tax attributable to underlying profits for the year ended 31 March 2007 is £31m (2006: £43m).

Corporation tax payable at 31 March 2007 was £283m (2006: £8m asset) as shown in note 15. Deferred tax is calculated on temporary differences under the liability method using a tax rate of 30% (2006: 30%). The movement on deferred tax is as shown below:

Deferred taxation

	1 April 2005 £m	Acquisition £m	Charged (credited) to income £m	Charged (credited) to reserves £m	31 March 2006 £m
Property and investment revaluations	851	8	301	56	1,216
Capital allowances	123		1		124
Other timing differences	(29)	(5)	5		(29)
Intangible assets		20			20
	945	23	307	56	1,331

	1 April 2006 £m	**Acquisition £m**	**Charged (credited) to income £m**	**Charged (credited) to reserves £m**	**31 March 2007 £m**
Property and investment revaluations	**1,216**	**151**	**(1,181)**	**(26)**	**160**
Capital allowances	**124**	**2**	**(126)**		
Other timing differences	**(29)**		**23**	**10**	**4**
Intangible assets	**20**		**(5)**		**15**
	1,331	**153**	**(1,289)**	**(16)**	**179**

Under the REIT regime development properties which are sold within three years of completion do not benefit from tax exemption. At 31 March 2007 the value of properties under development is £1,220m and if these properties were to be sold and tax exemption was not available the tax arising would be £100m. No provision is made for this amount as the Group has no current plans to sell these properties. No comparatives are shown as prior to REIT status deferred tax on potential disposals was provided in full.

17 Other non-current liabilities

	2007 £m	2006 £m
Obligations under finance leases	**30**	28
Minority interest	**7**	5
Defined benefit pension scheme liability		11
	37	44

18 Leasing

Operating leases with tenants

The Group leases out all of its investment properties under operating leases for average lease terms of 16 years to expiry. The future *aggregate* minimum rentals receivable under non-cancellable operating leases are as follows:

	2007 £m	2006 £m
Less than one year	**553**	488
Between two and five years	**2,232**	2,031
Between six and ten years	**2,523**	2,332
Between 11 and 15 years	**1,916**	1,856
Between 16 and 20 years	**969**	1,062
After 20 years	**1,140**	1,112
	9,333	8,881

Contingent rents of £1m (2006: £2m) were recognised in the year.

Obligations under finance leases

The Group's leasehold investment properties are typically under non-renewable leases without significant restrictions.

Finance lease liabilities are payable as follows, no contingent rents are payable in either period:

	2007			2006		
	Minimum lease payments £m	**Interest £m**	**Principal £m**	Minimum lease payments £m	Interest £m	Principal £m
British Land Group						
Less than one year	**2**	**2**		2	2	
Between one and five years	**9**	**9**		9	8	1
More than five years	**217**	**187**	**30**	200	173	27
	228	**198**	**30**	211	183	28

19 Notes to the cash flow statement

Reconciliation of profit on ordinary activities before tax to cash generated from operations

	2007 £m	2006 £m
Profit on ordinary activities before tax	**1,440**	1,498
Non-cash movements		
Net valuation gains on investment properties		
Revaluation of properties	**(1,053)**	(1,201)
Gains on property disposals (including trading property appropriations)	**(115)**	(164)
Other revaluations and gains	**1**	(4)
	(1,167)	(1,369)
Share of profits after tax of funds and joint ventures	**(459)**	(311)
Spreading of tenant incentives, guaranteed rent uplifts and letting fees	**(36)**	(55)
Goodwill impairment	**106**	240
Depreciation and amortisation	**15**	11
Share options, share awards and pension funding	**20**	20
	(1,521)	(1,464)
Changes to working capital and other cash movements		
Net financing costs	**313**	369
Refinancing charges (as described in note 7)	**305**	122
Dividends received	**(51)**	(16)
Pension funding	**(10)**	(6)
Increase in debtors	**(29)**	(9)
Increase (decrease) in creditors	**32**	(39)
	560	421
Cash generated from operations	**479**	455

† Restated as described in note 1.

20 Share capital and reserves

	Number of ordinary shares	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Total £m
Issued, called up and fully paid 1 April 2005	518,307,020	130	1,249	12	3,392	**4,783**
Restatement (note 1)				32	(32)	
Restated position at 1 April 2005	518,307,020	130	1,249	44	3,360	**4,783**
Total recognised income and expense for the year				132	1,183	**1,315**
Shares issued	878,269		4			**4**
Purchase of ESOP shares					(10)	**(10)**
Adjustment for share and share option awards					8	**8**
Dividends paid in the year					(84)	**(84)**
Issued, called up and fully paid 31 March 2006	**519,185,289**	**130**	**1,253**	**176**	**4,457**	**6,016**
Issued, called up and fully paid 1 April 2006	519,185,289	130	1,253	176	4,457	**6,016**
Total recognised income and expense for the year				356	2,454	**2,810**
Shares issued	2,113,068		10			**10**
Purchase of ESOP shares					(16)	**(16)**
Adjustment for share and share option awards					18	**18**
Dividends paid in the year					(91)	**(91)**
Issued, called up and fully paid 31 March 2007	**521,298,357**	**130**	**1,263**	**532**	**6,822**	**8,747**

The authorised share capital is 800,000,000 25p ordinary shares (2006: 800,000,000).

Other reserves

Other reserves comprise the following reserve accounts:

(i) Hedging reserve – The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow and foreign currency hedging instruments.

(ii) Translation reserve – The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as the translation of the liabilities that hedge the Company's net investment in a foreign subsidiary.

(iii) Revaluation reserve – The revaluation reserve relates to development properties and other investments.

20 Share capital and reserves (continued)

At 31 March 2007, options over 5,273,916 ordinary shares were outstanding under Employees Share Option Plans. Details of outstanding share options, restricted and performance shares awarded to employees including executive directors are set out below:

Date of grant	At 1 April 2006	Granted	Vested but not exercised	Exercised/ vested	Forfeits	At 31 March 2007	Exercise/ share price at grant date pence	Exercise dates From	
Share options									
Sharesave Scheme									
01.09.01	6,425			(6,425)			399	01.09.06	2
01.03.02	5,176			(5,176)			377	01.03.07	3
01.09.02	3,211					3,211	443	01.09.07	2
01.03.03	3,263			(3,263)			359	01.03.06	3
01.03.03	17,658				(915)	16,743	359	01.03.08	3
01.09.03	14,729			(14,246)	(483)		383	01.09.06	2
01.09.03	1,995					1,995	383	01.09.08	2
01.03.04	44,805			(42,456)	(631)	1,718	472	01.03.07	3
01.03.04	31,898			(1,663)	(1,695)	28,540	472	01.03.09	3
01.03.05	49,739			(2,006)	(7,612)	40,121	648	01.03.08	3
01.03.05	44,472				(306)	44,166	648	01.03.10	3
23.06.05	19,336				(1,323)	18,013	701	01.09.08	2
23.06.05	4,334					4,334	701	01.09.10	2
22.12.05	21,933			(24)	(1,974)	19,935	804	01.03.09	3
22.12.05	13,010				(400)	12,610	804	01.03.11	3
03.07.06		7,251				7,251	1,007	01.09.11	2
03.07.06		18,285				18,285	1,007	01.09.09	2
22.12.06		18,636				18,636	1,236	01.03.10	3
22.12.06		6,060				6,060	1,236	01.03.12	3
	281,984	50,232		(75,259)	(15,339)	241,618			
Long-Term Incentive Plan – options vested, not exercised									
25.09.03			222,234			222,234	502	25.09.06	2
12.12.03			239,642			239,642	552	12.12.06	1
28.05.04			14,495			14,495	663	01.03.07	3
29.11.04			9,409			9,409	796	01.03.07	3
31.05.05			4,779			4,779	877	01.03.07	3
05.12.05			2,198			2,198	994	01.03.07	3
			492,757			492,757			
Long-Term Incentive Plan – unvested options									
25.09.03	737,671		(222,234)	(515,437)			502	25.09.06	2
12.12.03	783,750		(239,642)	(539,019)	(5,089)		552	12.12.06	1
28.05.04	1,394,820		(14,495)	(368,763)	(61,203)	950,359	663	28.05.07	2
29.11.04	868,047		(9,409)	(7,531)	(32,188)	818,919	796	29.11.07	2
31.05.05	903,422		(4,779)	(6,908)	(28,895)	862,840	877	31.05.08	3
05.12.05	550,741		(2,198)	(2,169)	(133,057)	413,317	994	05.12.08	0
30.05.06		835,502			(14,202)	821,300	1,252	30.05.09	2
14.07.06		278,462			(4,732)	273,730	1,316	14.07.09	1
29.11.06		187,250			(2,669)	184,581	1,545	29.11.09	2
	5,238,451	1,301,214	(492,757)	(1,439,827)	(282,035)	4,325,046			
Options granted under MIP									
17.08.05	810,314			(595,819)		214,495	387	28.07.06	2
Total	**6,330,749**	**1,351,446**		**(2,110,905)**	**(297,374)**	**5,273,916**			
Weighted average exercise price of options									
	669p	1,301p		511p	889p	881p			
Performance shares									
Restricted Share Plan*						—	pence		Vest
12.06.03	391,750	195,875		(587,625)			510		1
	391,750	195,875		(587,625)					
Long-Term Incentive Plan*									
25.09.03	245,889			(245,889)			502		2
12.12.03	261,250			(259,554)	(1,696)		552		1
28.05.04	464,927			(127,752)	(20,400)	316,775	663		2
29.11.04	289,349			(5,646)	(10,730)	272,973	796		2
31.05.05	389,322			(5,004)	(13,047)	371,271	877		3
05.12.05	221,709			(1,972)	(37,997)	181,740	994		0
30.05.06		313,564			(7,560)	306,004	1,252		3
29.11.06		191,183			(3,782)	187,401	1,545		2
	1,872,446	504,747		(645,817)	(95,212)	1,636,164			
Performance Plan*									
14.07.06		235,490				235,490	1,322		1
14.07.06		235,490				235,490	1,322		1
14.07.06		235,514				235,514	1,322		1
		706,494				706,494			
Co-investment Share Plan*									
29.11.04	61,957					61,957	807		2
Matching Share Plan*									
14.07.06		70,956				70,956	1,241		1
Total	**2,326,153**	**1,478,072**		**(1,233,442)**	**(95,212)**	**2,475,571**			
Weighted average price of performance shares									
	695p	1,224p		537p	919p	1,082p			

* At 31 March 2007 the British Land Share Ownership Plan, a discretionary trust established to facilitate the operation of the incentive schemes, held 2,530,034 ordinary shares, with a market va £38,658,920 in respect of LTIP performance, Co-investment Share Plan, Performance Plan and Matching Share Plan shares (2006: 2,520,546, £31,279,976). The amount of shares which could potentially vest are detailed on pages 65 to 73 of the Remuneration Report.

21 Dividend

The proposed final dividend of 8.25 pence per share, totalling £43m (2006: 11.8 pence per share, totalling £61m) was approved by the Board on 21 May 2007 and is payable on 17 August 2007 to shareholders on the register at the close of business on 20 July 2007. The first quarterly dividend of 6.5 pence per share, totalling £34m, was paid on 18 May 2007.

The reconciliation of movements in shareholders' funds shows total dividends paid in the year of £91m (17.4 pence per share) comprising the 2007 interim dividend of £30m (5.6 pence per share) paid on 16 February 2007, and the 2006 final dividend of £61m (11.8 pence per share) paid on 18 August 2006.

22 Segment information

Primary and secondary segments

Since the UK is the predominant location of the Group's property portfolio, these financial statements and related notes represent the results and financial position of the Group's primary business segment. The secondary reporting format by property use is shown below:

	Offices		Retail		Other		Total	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Net rental income: Group only	**228**	238	**306**	318	**27**	33	**561**	589
Segment assets	**6,184**	5,189	**8,940**	7,400	**1,256**	923	**16,380**	13,512
Capital expenditure	**487**	491	**1,016**	506	**147**	45	**1,650**	1,042

Segment assets include the Group's share of Funds and Joint Ventures.

23 Capital commitments

	2007 £m	2006 £m
British Land	**753**	1,077
Share of funds (note 11)	**59**	14
Share of joint ventures (note 11)	**73**	33
	885	1,124

24 Contingent liabilities

There were no contingent liabilities of the Parent for guarantees to third parties at 31 March 2007 (2006: £nil).

TPP Investments Limited, a wholly owned ring-fenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which its liability is limited to £23m (2006: £44m) and recourse is only to the partnership assets.

25 Related party transactions

Sir John Ritblat, Chairman of the Group until the end of 2006, held an effective 1% equity interest in, and is a non-executive Chairman of, Colliers CRE PLC who are amongst the Group's managing agents and as such received fees for their services.

Sir Derek Higgs, Deputy Chairman of the Group until 14 July 2006, is a non-executive director of Jones Lang LaSalle who are amongst the Group's managing agents and as such received fees for their services.

Details of transactions with funds and joint ventures including debt guarantees by the Company are given in notes 4 and 24. During the year the Group recognised performance and management fees receivable from unit trusts of £27m (2006: £26m) and joint venture management fees of £3m (2006: £3m).

REPORT OF THE AUDITORS

Independent Auditors' Report to the Members of The British Land Company PLC

We have audited the Group financial statements of The British Land Company PLC for the year ended 31 March 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the reconciliation of movements in shareholders' funds, the consolidated cash flow statement and the related notes 1 to 25. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the individual Parent Company financial statements of The British Land Company PLC for the year ended 31 March 2007.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the directors' remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the Group financial statements. The information given in the directors' report includes that specific information presented in the operating and financial review that is cross referred from the business review section of the directors' report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement refle the Company's compliance with the nine provisions of the 200 Combined Code specified for our review by the Listing Rules o Financial Services Authority, and we report if it does not. We ar required to consider whether the Board's statements on intern control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedure or its risk and control procedures.

We read the other information contained in the Annual Rep as described in the contents section and consider whether it is consistent with the audited Group financial statements. We co the implications for our report if we become aware of any appa misstatements or material inconsistencies with the Group finar statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Stan on Auditing (UK and Ireland) issued by the Auditing Practices B An audit includes examination, on a test basis, of evidence rele the amounts and disclosures in the Group financial statements a part of the directors' remuneration report to be audited. It also in an assessment of the significant estimates and judgments made directors in the preparation of the Group financial statements, of whether the accounting policies are appropriate to the Grou circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of t directors' remuneration report to be audited are free from mate misstatement, whether caused by fraud or other irregularity or In forming our opinion we also evaluated the overall adequacy presentation of information in the Group financial statements a part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, state of the Group's affairs as at 31 March 2007 and of its pr for the year then ended;
- the Group financial statements have been properly prepare accordance with the Companies Act 1985 and Article 4 of t IAS Regulation;
- the part of the directors' remuneration report described as h been audited has been properly prepared in accordance wi Companies Act 1985; and
- the information given in the directors' report is consistent wi Group financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
21 May 2007

Table A

Summary income statement based on proportional consolidation

The following pro forma information is unaudited and does not form part of the consolidated primary statements or the notes thereto. It presents the results of the Group, with funds and joint ventures consolidated on a line by line, i.e. proportional basis. The underlying profit before tax and total profit after tax are the same as presented in the consolidated income statement.

	Q4	Q3	Q2	Q1		
	3 months ended				**Year ended**	Year ended
	31 March 2007 £m	31 Dec 2006 £m	30 Sep 2006 £m	30 June 2006 £m	**31 March 2007 £m**	31 March 2006† £m
Gross rental income	173	180	177	176	**706**	751
Net rental income	162	169	166	164	**661**	701
Fees and other income	7	10	10	24	**51**	51
Administrative expenses	(17)	(22)	(23)	(23)	**(85)**	(88)
Net interest costs	(89)	(93)	(96)	(92)	**(370)**	(436)
Underlying profit before tax	63	64	57	73	**257**	228
Debt refinancing costs		(77)	(228)		**(305)**	(122)
Net valuation gains (includes profits on disposals)	304	310	355	455	**1,424**	1,748
Amortisation of intangible asset	(4)	(3)	(4)	(4)	**(15)**	(10)
Songbird dividend (capital)	33				**33**	
Goodwill impairment*	(3)	(106)		(2)	**(111)**	(240)
REIT conversion costs*		(13)			**(13)**	
Profit on ordinary activities before tax	393	175	180	522	**1,270**	1,604
Tax charge relating to underlying profit	(4)	(1)	(12)	(14)	**(31)**	(43)
REIT conversion charge*		(325)			**(325)**	
Deferred tax benefit*		1,673			**1,673**	
Other taxation	(3)	(33)	(5)	(93)	**(134)**	(377)
Profit for the year after taxation	386	1,489	163	415	**2,453**	1,184
Underlying earnings per share – diluted basis	11p	12p	9p	11p	**43p**	36p

† Restated as described in note 1.

The underlying earnings per share is calculated on underlying pre tax profit of £257m (2006: £228m), tax attributable to underlying profits of £31m (2006: £43m) and fully diluted shares numbering 522m (2006: 521m). Gross rental income excludes service charge receivable.

***Effect of REIT conversion**	£m
Deferred tax benefit¹	
on investment properties	1,673
on development properties (included in the consolidated statement of recognised income and expense)	84
Goodwill impairment	(106)
Elimination of deferred tax, net of goodwill	1,651
REIT conversion charge and costs	(338)
Net effect of REIT conversion	**1,313**

¹ The deferred tax benefit shown is the deferred tax which would have been recorded at 31 December 2006 had the Group not converted to REIT status.

Summary balance sheets based on proportional consolidation

The following pro forma information is unaudited and does not form part of the consolidated primary statements or the notes thereto. It presents the composition of the EPRA net assets of the Group, with share of funds and joint venture assets and liabilities included on a line by line, i.e. proportional basis and assuming full dilution.

	Group £m	Share of funds £m	Share of joint ventures £m	Deferred tax £m	Mark-to-market of interest rate swaps £m	Dilution effect of options £m	Head lease** £m	**EPRA Net assets 2007 £m**	EPRA Net assets 2006 £m
Retail properties	7,348	1,352	1,502				(29)	**10,173**	8,775
Office properties	6,168		4				(7)	**6,165**	5,200
Other properties	531		34					**565**	439
Total properties	14,047	1,352	1,540				(36)	**16,903**	14,414
Investment in funds and joint ventures	1,610	(840)	(770)						
Other investments	267							**267**	250
Intangible assets	50							**50**	65
Other net liabilities	(823)	(12)	(32)	168		46	36	**(617)**	(243)
Net debt	(6,404)	(500)	(738)		(99)			**(7,741)**	(6,684)
Net assets	8,747			168	(99)	46		**8,862**	7,802
EPRA NAV per share (note 2)								**1682p**	1486p

** Head lease liabilities include £30m relating to Group properties and £6m relating to joint venture properties.

Table A (continued)

Calculation of EPRA NNNAV per share

	2007 £m
EPRA NAV	**8,862**
Deferred tax arising on revaluation movements, capital allowances and derivatives	**(168)**
Mark to market on effective cash flow hedges and related debt adjustments	**99**
Mark to market on debt	**75**
Tax relief arising thereon	
EPRA NNNAV	**8,868**
EPRA NNNAV per share	**1683p**

EPRA NNNAV is the EPRA NAV adjusted to reflect the fair value of debt and derivatives and to include the deferred taxation on revaluatio

Total property valuations including share of funds and joint ventures

	2007 £m
British Land Group	**14,017**
Share of funds and joint ventures	
Investment properties	**2,815**
Development properties	**77**
Trading and finance lease properties at valuation	
Head lease liabilities	**(6)**
	2,886
Total property portfolio valuation	**16,903**

Segment information

Primary and secondary segments

Since the UK is the predominant location of the Group's property portfolio, these financial statements and related notes represent the re and financial position of the Group's primary business segment. The secondary reporting format by property use is shown below:

	Offices		Retail		Other		Total
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m
Net rental income							
British Land Group	**228**	238	**306**	318	**27**	33	**561**
Share of funds and joint ventures	**2**	12	**96**	98	**2**	2	**100**
Total	**230**	250	**402**	416	**29**	35	**661**
Segment assets							
British Land Group	**6,171**	5,105	**7,401**	6,307	**1,198**	866	**14,770**
Share of funds and joint ventures	**51**	153	**2,877**	2,546	**185**	182	**3,113**
Total	**6,222**	5,258	**10,278**	8,853	**1,383**	1,048	**17,883**
Capital expenditure							
British Land Group	**487**	491	**1,016**	506	**147**	45	**1,650**
Share of funds and joint ventures		210	**539**	1,071	**15**	6	**554**
Total	**487**	701	**1,555**	1,577	**162**	51	**2,204**

COMPANY BALANCE SHEET

Prepared in accordance with UK GAAP as at 31 March 2007

Company Balance Sheet UK GAAP	Note	2007 £m	2006 £m
Non-current assets			
Investments and loans to subsidiaries	d	**28,329**	14,721
Investments in joint ventures	d	**51**	26
Other investments	d	**8**	11
		28,388	14,758
Current assets			
Debtors	g	**299**	252
Pension scheme asset (non-current)	f	**9**	
Cash and short-term deposits	e	**9**	13
		317	265
Current liabilities			
Short-term borrowings and overdrafts	e	**(10)**	(102)
Creditors	h	**(367)**	(95)
Amounts due to subsidiaries		**(18,374)**	(10,167)
		(18,751)	(10,364)
Net current liabilities		**(18,434)**	(10,099)
Total assets less current liabilities		**9,954**	4,659
Non-current liabilities			
Debentures and loans	e	**(2,916)**	(1,606)
Provisions for liabilities	i		(3)
Pension scheme liability	f		(8)
		(2,916)	(1,617)
Net assets		**7,038**	3,042
Equity			
Called up share capital	j	**130**	130
Share premium	k	**1,266**	1,256
Other reserves	k	**71**	(8)
Revaluation reserve	k	**139**	143
Retained earnings	k	**5,432**	1,521
Equity shareholders' funds		**7,038**	3,042

(a) Accounting policies

Accounting basis

The financial statements are prepared in accordance with applicable United Kingdom law and Accounting Standards (UK GAAP) and under the historical cost convention as modified by the revaluation of investment properties and fixed asset investments.

Except as set out below, the accounting policies applied by the Company are consistent with those applied by the Group, as stated in note 1 of the consolidated financial statements, and have been applied consistently throughout the current and the previous year.

Investments

Investments in joint ventures are stated at cost less provision for impairment. Investments in subsidiaries are stated at cost or directors' valuation less provision for impairment.

Deferred taxation

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on the sale has been recognised in the financial statements.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

(b) Dividends

Details of dividends paid and proposed are included in note 21 of the consolidated financial statements.

(c) Company profit for the financial year after tax

The Company has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985. The profit after tax for the year was £3,992m (2006: £860m).

The average number of employees of the Company during the year was 192 (2006: 200). Employee costs include wages and salaries of £22m (2006: £25m), social security costs of £3m (2006: £3m) and pension costs of £nil (2006: £12m). Details of the executive directors' remuneration are disclosed in the remuneration report.

Audit fees in relation to the Parent Company were £0.5m (2006: £0.5m).

Chris Gibson-Smith

Chris Gibson-Smith Chairman

Graham Roberts

Graham Roberts Finance Director

Approved by the Board on 21 May 2007.

(d) Investments and loans to subsidiaries

	Shares in subsidiaries £m	Loans to subsidiaries £m	Investments in joint ventures £m	Other investments £m	Total £m
On 1 April 2006	7,058	7,663	26	11	**14,758**
Additions	37,349	2,281	25	7	**39,662**
Disposals	(26,001)			(10)	**(26,011)**
Reallocations	2,567	(2,567)			
Exchange fluctuations	(5)				**(5)**
Permanent diminution	(16)				**(16)**
31 March 2007	**20,952**	**7,377**	**51**	**8**	**28,388**

Shares in subsidiaries are included at cost or directors' valuation in 1977, 1995, 1997 and 1999 to 2007 inclusive; their historical cost is £21,066m (2006: £7,227m).

The amount of £51m (2006: £26m) includes £34m (2006: £8m) of loans to joint ventures by the Company. The Company has a 50% interest in The Public House Company Limited, which is registered and operates in England and Wales.

Results of the joint ventures are set out in note 11 of the consolidated financial statements.

The historical cost of other investments is £12m (2006: £14m).

(d) Investments and loans to subsidiaries (continued)

The principal subsidiaries, which are wholly owned, and except where stated are registered and operate in England and Wales are:

Executive
The British Land Corporation Limited*
British Land Developments Limited
British Land Financing Limited*
British Land Properties Limited*

Finance, Investment and Management
British Land Property Management Limited
BLD Property Holdings Limited
BL European Fund Management LLP (70% Owned)
BL European Holdings Limited
BL Superstores Finance PLC
British Land (Joint Ventures) Limited
British Land Property Advisors Limited
Broadgate Financing PLC
Meadowhall Finance PLC

Property
1 & 4 & 7 Triton Limited
122 Leadenhall St Limited
2 Plantation Place Limited
201 Bishopsgate Limited
350 Euston Road Limited
51 Lime St Limited
BF Propco (No 10) Limited
BLD Properties Limited
British Land Industrial Limited
British Land In Town Retail Limited
British Land Leisure Limited
British Land Offices (Non-City) Limited
British Land Retail Warehouses Limited
British Land Superstores (Non-Securitised) Limited
Broadgate (PHC 1) Limited
Broadgate (PHC 2) Limited
Broadgate (PHC 3) Limited
Broadgate (PHC 4) Limited
Broadgate (PHC 5) 2005 Limited
Broadgate (PHC 6) 2005 Limited
Broadgate (PHC 7) Limited
Broadgate (PHC 8) Limited
Broadgate (PHC 9) Limited
Broadgate (PHC 11) 2005 Limited
Broadgate (PHC 14) Limited
Broadgate (PHC 15a) Limited
Broadgate (PHC 16) 2005 Limited
City Wall (Holdings) Limited
Eastgate Shopping Centre Basildon Lim
Euston Tower Limited
Meadowhall Limited Partnership (Jerse
Peacocks Centre Limited
Pillar Denton Limited
Ropemaker Place Unit Trust (Jersey)
Stockton Retail Park Limited
The Mary Street Estate Limited
The Retail and Warehouse Company Li
York House W1 Limited

* Direct subsidiaries of the Company.

(e) Net debt

	2007 £m	2006 £m
Secured on the assets of the Company		
5.264% First Mortgage Debenture Bonds 2035	327	
5.0055% First Mortgage Amortising Debentures 2035	106	
8.875% First Mortgage Debenture Bonds 2035		247
5.357% First Mortgage Debenture Bonds 2028	307	
9.375% First Mortgage Debenture Stock 2028		197
10.50% First Mortgage Debenture Stock 2019/24		13
11.375% First Mortgage Debenture Stock 2019/24		20
6.75% First Mortgage Debenture Bonds 2020	224	
6.75% First Mortgage Debenture Bonds 2011	103	
Floating Rate Secured Loan Notes 2035	256	
	1,323	477
Unsecured		
5.50% Senior Notes 2027	98	
6.30% Senior US Dollar Notes 2015'	78	88
10.25% Bonds 2012	2	2
7.35% Senior US Dollar Notes 2007'		92
Bank loans and overdrafts	1,425	1,049
	1,603	1,231
Gross debt	2,926	1,708
Interest rate derivatives: liabilities	19	37
Interest rate derivatives: assets	(62)	(24)
	2,883	1,721
Cash and short-term deposits	(9)	(13)
Net debt	2,874	1,708

' Principal and interest on these borrowings were fully hedged into Sterling at the time of issue.

Maturity analysis of net debt		2007 £m	2006 £m
Repayable between:	within one year and on demand	10	102
	one and two years	53	10
	two and five years	1,136	1,003
	five and ten years	689	114
	ten and fifteen years	213	
	fifteen and twenty years	106	32
	twenty and twenty five years	342	198
	twenty five and thirty years	377	249
		2,916	1,606
Gross debt		2,926	1,708
Interest rate derivatives		(43)	13
Cash and short-term deposits		(9)	(13)
Net debt		2,874	1,708

(f) Pension

The Company's pension scheme is the principal pension scheme of the Group and details are set out in note 9 of the consolidated financial statements.

(g) Debtors

	2007 £m
Trade and other debtors	5
Amounts owed by subsidiaries	232
Corporation tax	
Interest rate derivative assets*	62
	299

(h) Creditors

	2007 £m
Trade creditors	1
Amounts due to joint ventures	27
Corporation tax	249
Other taxation and social security	12
Accruals and deferred income	59
Interest rate derivative liabilities*	19
	367

* Includes contracted cash flow with a maturity greater than one year at fair value.

(i) Provision for liabilities

	Deferred tax 2007 £m
At 1 April 2006	3
Charged to the profit and loss account	(3)
At 31 March 2007	
Deferred tax is provided as follows	
Temporary differences	

(j) Share capital

The authorised share capital, being 25p ordinary shares, was 800,000,000 at 31 March 2007 (2006: 800,000,000).

	£m	Ordina of
Issued, called and fully paid		
At 1 April 2006	130	519,
Issues		2,
At 31 March 2007	130	521,

Details of outstanding share options, restricted and performance shares awa to employees including executive directors are given in notes 8 and 20 of the consolidated financial statements.

(k) Share capital and reserves

	Share capital £m	Share premium £m	Other reserves £m	Revaluation reserve £m	Profit and loss account £m	Total £m
At 31 March 2006	130	1,256	(8)	143	1,521	**3,042**
Share issues		10				**10**
Dividends paid					(91)	**(91)**
Purchase of ESOP shares					(16)	**(16)**
Adjustment for share and share option awards					18	**18**
Pension scheme movements					8	**8**
Retained profit for year					3,992	**3,992**
Derivatives valuation movement			79			**79**
Exchange movements on net investments				(4)		**(4)**
At 31 March 2007	**130**	**1,266**	**71**	**139**	**5,432**	**7,038**

(l) Contingent liabilities, capital commitments and related party transactions

At 31 March 2007, the Company had no contingent liabilities for guarantees to third parties (2006: £nil). The Company also had no capital commitments (2006: £nil).

The Company has used the exemption under FRS 8 where disclosure is not required of transactions with fellow subsidiary undertakings 90% or more of whose voting rights are controlled within the Group.

Related party transactions are the same for the Company as for the Group. For details refer to note 25 of the consolidated financial statements.

Report of the Auditors

Independent Auditors' Report to the Members of The British Land Company PLC

We have audited the individual Company financial statements of The British Land Company PLC for the year ended 31 March 2007 which comprise the balance sheet and the related notes a to l. These individual Company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of The British Land Company PLC for the year ended 31 March 2007 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the individual Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the individual Company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the individual Company financial statements give a true and fair view and whether the individual Company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the directors' report is consistent with the individual Company financial statements. The information given in the directors' report includes that specific information presented in the operating and financial review that is cross-referred from the business review section of the directors' report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited individual Company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the individual Company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the individual Company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the individual Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the individual Company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the individual Company financial statements.

Opinion

In our opinion:

- the individual Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the individual Company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the individual Company financial statements.



Deloitte & Touche LLP
Chartered Accountants and Registered Auditors

London
21 May 2007

FINANCIAL CALENDAR

Dividends on ordinary shares

The British Land Company PLC

First Interim Dividend	declared August	Third Interim Dividend	declared February
Second Interim Dividend	declared November	Final Dividend	declared May

The final dividend for 2006/7 being paid on 17 August 2007 will contain no Property Income Dividend (PID) element. However, British Land expects that future dividend payments will comprise a mixture of both PID and non-PID dividends. The amount of the PID and non-PID eleme of the dividend will be shown on the associated tax vouchers.

PID dividend payments will generally be paid out after deduction of withholding tax at the basic rate (22% for 2007/8 and 20% 2008/9 onwards). However, certain classes of shareholder may be able to claim exemption from deduction of withholding tax. Examples of such classes are:

- UK Pension Schemes
- UK Companies
- Charities
- Local Authorities
- Managers of PEPs, ISAs and Child Trust Funds

It is expected that overseas shareholders and individual private shareholders will not be eligible to claim exemption from deduction of withholding tax. For more information and forms for claiming exemption from withholding tax on PID dividend payments, please visit www.britishland.com

Dividend Reinvestment Plan

The Company offers shareholders the option to participate in a Dividend Reinvestment Plan (DRIP). This enables shareholders to reinvest their cash dividends automatically in the Company's shares. Details of the plan are available on the Investors section of the Company's website at www.britishland.com or by calling Lloyds TSB Registrars' DRIP helpline on 0870 241 3018.

For participants in the plan the key dates for the 2006/7 final dividend are:

18 July 2007	Ex-dividend date
20 July 2007	Record date
27 July 2007	Last date for DRIP applications (for new applicants only)
17 August 2007	Payment date/dividend reinvestment date

Interest payments

The British Land Company PLC

6.75% First Mortgage Debenture Bonds 2011	31 March, 30 Septe
10.25% Bonds 2012	26
6.75% First Mortgage Debenture Bonds 2020	31 March, 30 Septe
5.357% First Mortgage Debenture Bonds 2028	31 March, 30 Septe
5.0055% First Mortgage Amortising Debenture Bonds 2035	24 March, 24 Septe
5.264% First Mortgage Debenture Bonds 2035	24 March, 24 Septe

BLD Property Holdings Limited

10.3125% First Mortgage Debenture Stock 2011	1 April, 1 Oc
6.125% First Mortgage Debenture Stock 2014	31 March, 30 Septe
9.125% First Mortgage Debenture Stock 2020	30 June, 31 Dece

Broadgate Financing PLC

Interest on each Class of Bond is payable quarterly on 5 January, 5 April, 5 July, 5 Oc

BL Superstores Finance PLC

Interest on each Class of Bond is payable quarterly on 4 January, 4 April, 4 July, 4 Oc

Meadowhall Finance PLC

Interest on each Class of Bond is payable quarterly on 12 January, 12 April, 12 July, 12 Oc

SHAREHOLDER INFORMATION

Analysis of shareholders – 31 March 2007

Number of shares	Number of shareholders	%	Number of shares	%
1 – 1,000	7,147	66.32	2,863,956	0.54
1,001 – 5,000	2,394	22.22	5,086,235	0.98
5,001 – 20,000	548	5.09	5,471,288	1.05
20,001 – 50,000	194	1.80	6,243,196	1.20
Over 50,000	493	4.57	501,633,682	96.23
	10,776	**100.00**	**521,298,357**	**100.00**

Individuals	6,910	64.12	8,903,383	1.70
Banks or nominees	3,533	32.78	482,761,879	92.61
Public limited companies	11	0.10	554,400	0.11
Pension trusts	6	0.06	4,320	0.00
Other limited companies	213	1.98	13,545,291	2.60
Other corporate body	103	0.96	15,529,084	2.98
	10,776	**100.00**	**521,298,357**	**100.00**

Registrars

British Land's Share Registrars are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

Shareholder enquiry line: 0870 600 3984.

The Registrar's website is: www.shareview.co.uk. Registering on this site will enable you, amongst other features, to view your British Land shareholding online and to opt to receive shareholder mailings electronically.

In addition to being our Share Registrar, Lloyds TSB Registrars are also Registrars for the BLD Property Holdings Limited Stock.

JP Morgan Chase are Registrars of British Land's Debentures.

They can be contacted at: JP Morgan Chase Registrars (Capita), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

Bondholder enquiry line: 0870 162 3128.

Dividend Reinvestment Plan (DRIP)

The Company offers a Dividend Reinvestment Plan. Details of how to join, and relevant dates, can be found on page 113.

Share dealing service

Lloyds TSB Registrars offer Shareview dealing, a service which allows you to buy or sell British Land's shares if you are a UK resident.

You can deal in your shares on the internet or by phone. Log on to www.shareview.co.uk/dealing or call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, for more information about this service and for details of the rates. If you are an existing shareholder, you will need your account/shareholder reference number which appears on your share certificate.

ShareGift

Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to the charity ShareGift (registered charity 1052686), which specialises in using such holdings for charitable benefit. A ShareGift donation form can be obtained from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

For further information, contact:
ShareGift, 46 Grosvenor Street, London W1K 3HN
Telephone: 020 7828 1151
Website: www.sharegift.org

TEN YEAR RECORD

The table below summarises the last ten years' results, cash flows and balance sheets. Figures for 2007, 2006 and 2005 are prepared und
Figures for 2004 and earlier years are the UK GAAP comparatives adjusted to show gross rental income on a proportional basis. FRS 21 b
effective in 2006 under UK GAAP and has been applied retrospectively to 2004 and earlier years. This standard requires proposed divider
approved by the balance sheet date to be excluded from the balance sheet.

	IFRS			UK GAAP					
Revenue and capital returns	**2007 £m**	2006 £m	2005 £m[5]	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Gross rental income[1]	**706**	751	630	566	552	514	476	444	376
Underlying profit	**257**	228	181	149	147	128	121	112	109
Dividends paid	**91**	84	77	67	65	61	57	92	
Growth in net assets[2]	**13.6%**	31.9%	15.5%	12.7%	(6.7%)	3.8%	13.7%	8.9%	6.0%
Total return[4]	**14.3%**	33.2%	16.4%	13.0%	7.4%	4.2%	14.1%	9.4%	6.0%
Total return – pre-exceptional	**21.3%**	34.6%	18.8%	13.0%	7.4%	4.2%	15.6%	9.4%	7.4%
Summarised cash flow statements									
Net cash inflow from operating activities	**479**	455	464	381	374	382	380	432	345
Cash outflow from dividends, interest and taxation	**(275)**	(359)	(339)	(218)	(279)	(283)	(351)	(280)	(190)
Cash (outflow) inflow from capital expenditure, investments, acquisitions and disposals	**(39)**	994	(526)	(186)	(271)	(153)	82	(765)	(559)
Equity dividends paid	**(91)**	(84)	(77)	(67)	(65)	(61)	(57)	(92)	
Cash (outflow) inflow from management of liquid resources and financing	**(11)**	(1,025)	459	137	267	108	(79)	673	439
Increase (decrease) in cash[6]	**63**	(19)	(19)	47	26	(7)	(25)	(32)	35
Summarised balance sheets									
Total properties at valuation[1,3]	**16,903**	14,414	12,507	10,639	9,646	9,300	8,860	8,210	6,628
Net debt[1]	**(7,741)**	(6,684)	(6,538)	(5,397)	(4,993)	(4,632)	(4,453)	(4,369)	(3,122)
Other assets and liabilities[1]	**(300)**	72	(56)	(157)	(142)	167	251	255	255
EPRA NAV/Fully diluted adjusted net assets	**8,862**	7,802	5,913	5,085	4,511	4,835	4,658	4,096	3,761
Net asset value per share	**1682p**	1486p	1128p	975p	867p	811p	781p	687p	631p
Memorandum – Dividends declared in the year	**20.4p**	17.0p	15.7p	14.5p	13.4p	12.4p	11.5p	10.9p	10.3p
– Dividends paid in the year	**17.4p**	16.1p	14.9p	13.7p	12.7p	11.7p	11.1p	20.4p	
Diluted earnings per share									
– IFRS underlying	**43p**	36p	27p						
– UK GAAP (pre-exceptional)				34.5p	27.1p	30.2p	26.3p	24.8p	20.6p
– IFRS[4]	**470p**	227p	126p						
– UK GAAP[4]				34.5p	27.1p	30.2p	13.8p	24.8p	10.1p

[1] Including share of funds and joint ventures.
[2] Represents movement in diluted EPRA NAV, for 2007, 2006 and adjusted diluted net assets pre 2006.
[3] Including surplus over book value of trading and development properties.
[4] Including exceptional finance costs in 1999 £68m, 2001 £84m, 2005 £180m, 2006 £122m and 2007 £305m.
[5] Restated for IFRS. The UK GAAP accounts shows gross rental income of £620m and underlying profit of £175m.
[6] Represents movement in cash and cash equivalents under IFRS and movements in cash under UK GAAP.

GLOSSARY OF TERMS

Annualised net rents are gross rents as at reporting date plus, where rent reviews are outstanding, any increases to estimated rental value (as determined by the Group's external valuers), less any ground rents payable under head leases.

Development construction cost is the total cost of construction of a project to completion, excluding site values and finance costs.

EPRA earnings is the profit after taxation excluding investment property revaluations and gains on disposals, intangible asset movements and their related taxation and the REIT conversion charge.

EPRA net assets (EPRA NAV) are the balance sheet net assets excluding the mark to market on effective cash flow hedges and related debt adjustments, deferred taxation on revaluations and the effect of those shares potentially issuable under employee share schemes.

EPRA NAV per share is EPRA NAV divided by the diluted number of shares at the period end.

EPRA NNNAV is the EPRA NAV adjusted to reflect the fair value of debt and derivatives and to include deferred taxation on revaluations.

Estimated rental value (ERV) is the Group's external valuers' opinion as to the open market rent, which on the date of valuation, could reasonably be expected to be obtained on a new letting or rent review of a property.

Equivalent yield is a weighted average of the initial yield and reversionary yield and represents the return a property will produce based upon the timing of the income received. In accordance with usual practice, the equivalent yields (as determined by the Group's external valuers) assume rent received annually in arrears and on gross values including prospective purchasers' costs.

Group is The British Land Company PLC and its subsidiaries and excludes its share of funds and joint ventures.

Initial yield is the annualised net rents generated by the portfolio expressed as a percentage of the portfolio valuation, excluding development properties.

Interest cover is the number of times net interest payable is covered by underlying profit before net interest payable and taxation.

IPD is the Investment Property Databank Ltd which produces an independent benchmark of property returns.

Loan to value (LTV) is the ratio of net debt excluding the mark to market on effective cash flow hedges and related debt adjustments, to the aggregate value of properties, investments in funds and joint ventures and other investments.

Net rental income is the rental income receivable in the period after payment of ground rents and net property outgoings. Net rental income will differ from annualised net rents and passing rent due to the effects of income from rent reviews, net property outgoings and accounting adjustments (SIC 15) for fixed and minimum guaranteed rent reviews and lease incentives.

Open market value is an opinion of the best price at which the sale of an interest in the property would complete unconditionally for cash consideration on the date of valuation (as determined by the Group's external valuers – see Valuation Certificate).

In accordance with usual practice, the Group's external valuers' report valuations net, after the deduction of the prospective purchaser's costs, including stamp duty, agent and legal fees.

Passing rent is the gross rent, less any ground rent payable under head leases.

Property Income Distribution (PID). As a REIT the Group is now obliged to distribute 90% of the tax exempt profits, which is referred to as the PID. Distributions by the Group from 1 January 2007 will be split between the PID from which withholding tax at the basic rate of income tax will be deducted and a normal dividend.

Real Estate Investment Trust (REIT). A listed property company which qualifies for and has elected into a tax regime, which exempts qualifying UK property rental income and gains on investment property disposals from corporation tax. British Land converted to REIT status on 1 January 2007.

Reversion is the increase in rent estimated by the Group's external valuers, where the passing rent is below the current estimated rental value. The increases to rent arise on rent reviews, letting of vacant space and expiry of rent free periods.

Reversionary yield is the anticipated yield, which the initial yield will rise to once the rent reaches the estimated rental value.

Securitisation is a financing technique where the income stream of an asset is used to service the interest and principal repayments on the relevant debt instruments.

SIC 15 'operating lease incentives'. Under accounting rules the value of lease incentives given to tenants is amortised through the income statement on a straight-line basis to the earliest lease termination date.

Total return/return on shareholders' equity is the growth in EPRA NAV per share plus dividends paid expressed as a percentage of EPRA NAV per share at the beginning of the period. It may be stated before net refinancing charges or other exceptional items.

Underlying earnings per share (EPS) consists of underlying profit before tax less related taxation divided by the weighted average number of shares in issue during the period.

Underlying profit before tax is the profit for the period before taxation after excluding amortisation of intangible assets and impairment charges, net valuation gains (including profits on disposals), other receivables of a capital nature, net refinancing charges and costs relating to REIT conversion.

Vacancy rate is the estimated rental value of vacant properties expressed as a percentage of the total estimated rental value of the portfolio, excluding development properties.

Weighted average debt maturity. Each tranche of Group debt is multiplied by the remaining period to its maturity and the result is divided by total Group debt in issue at the period end.

Weighted average interest rate is the Group loan interest and derivative costs per annum at the period end, divided by total Group debt in issue at the period end.

Weighted average lease term is the average lease term remaining to expiry across the portfolio weighted by rental income. This is also disclosed assuming all break clauses are exercised at the earliest date, as stated. Excludes short-term licences and residential leases.

SPONSORSHIP

Over the past year British Land has provided support across a wide range of sponsorship activities, particularly in education, the arts, sport and the community.

- Over 74,000 schoolchildren from more than 2,000 schools are taking part in The British Land UK Chess Challenge. The tournament is designed for all standards of play and all ages from 18 down to 6 years old. Schools build their reputations, while children benefit from constructive enjoyment as they develop qualities of concentration, forward planning, resilience and flexibility.
- This year British Land backed Capital Kids Cricket to launch the unique London schools cricket league – known as The British Land Capital Kids Cricket League – it created strong junior school competition to help develop new test cricket stars of the future. Some 500 children from 48 London primary schools took part in the league and the final was battled out at the MCC Indoor School at Lords which was won by Canonbury School, Islington.
- British Land encourages its management teams to be sensitive to local issues in communities in which we operate and to sponsor causes which help regeneration of the local community. In October 2006, 50 staff volunteered a day of their time on a number of community support initiatives in Westminster. British Land has sponsored The Source Centre for Learning and Development at Meadowhall.
- Partners in Leadership is a highly successful project organised by Business in the Community. Over 600 business partners are matched to head teachers throughout the country, providing a valuable sounding board as well as a link between the school and the business community. British Land sponsors the Partners in Leadership Newsletter and encourages and supports its own employees' involvement as business partners.
- British Land supports 20 staff, working through the Education Business Partnership in Camden, providing reading support to primary school children at Netley Primary School.
- The West Euston Partnership involves Camden Council, the Health Authority, the police, community associations, tenants, the church, The Crown Estate, British Land and other groups with a brief to unite the diverse Camden community. British Land contributes to the Partnership's work and supports community regeneration in the area, by providing financial support each year for the West Euston Community Festival and premises for a community one-stop shop.

The Company's commitment to the future also includes being a corporate partner of the London Business School and publishin *award-winning series of Educational* Broadsheets for schools. B Land supports the Investment Property Forum's Educational Tru Barnardo's, the British Red Cross, Mencap and the NSPCC.

The British Museum, The Royal Ballet School, the Royal Oper House, the Royal Academy of Music, The Royal Shakespeare Company and The Tate Gallery have also received support.

British Land has been sole sponsor of The British Land Natio Ski Championships for 29 consecutive years and also sponsors The British Land Alpine Ski Team. British Land has supported the London Olympic Bid 2012. The British Land British Open and Amateur Championships for Real Tennis are now in their 14th yea

The British Land Company PLC

Head Office and Registered Office
York House
45 Seymour Street
London W1H 7LX
Telephone +44 (0)207 486 4466
Fax +44 (0)207 935 5552
www.britishland.com
info@britishland.com

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British Land

Press releases

New Chairman and REITs "Go Live"

01/01/2007

Chris Gibson-Smith becomes Chairman of British Land today as it enters a new era with the Real Estate Investment Trust (REIT) regime "going live" in the UK. He joined the British Land Board in 2003 and was appointed Deputy Chairman in summer 2006 as Sir John Ritblat announced his retirement.

Stephen Hester, Chief Executive, British Land, said: "We are delighted to welcome Chris as our new Chairman and fortunate to have his talent and experience. The company is well positioned and looking forward to the future with confidence."

British Land has elected for REIT status and from today becomes a flagship of the new regime with the largest REIT portfolio. To give effect to REIT status the company will pay a one-off conversion charge in excess of £300 million and submit to the accompanying rules on business focus, gearing and dividends. British Land becomes substantially free of UK taxes on both income and capital gains. The company has already announced a move to quarterly dividend payments and that it expects the first full year REIT dividends to be at least 33 pence per share, an increase of 94 per cent on 2005/2006.

Stephen Hester said: "This is an important time for UK real estate. The benefits of REITs are immediate in terms of their boost to investors in the quoted property sector and those companies joining the regime. Until today, quoted property companies have had to operate at a considerable disadvantage to other property investment vehicles. REITs redress the balance and should make the sector more attractive to investors, old and new. Over time, the potential exists for property to play a more prominent role in people's savings whist playing a vital role in the economy – modernising our built environment.

"The new REIT regime facilitates British Land's property-led strategy. We remain focused on providing customers with the modern, efficient premises they desire and investors with the growing, secure cashflows thereby arising."

Ends

Notes to Editors:

Chris Gibson-Smith, aged 61 years, joined the Company as a non-executive director in January 2003. He is Chairman of the London Stock Exchange, a Trustee of Arts and Business, Trustee of the London Business School and a director of Qatar Financial Centre Authority.

Formerly he was a Group Managing Director of BP plc and subsequently Chairman of National Air Traffic Services Limited, a non-executive director of LloydsTSB Group PLC and a Trustee of the Institute of Public Policy Research.

Stephen Hester and Dr. Christopher Gibson-Smith media image download >

Media Enquiries:

Laura de Vere The British Land Company PLC Tel: +44 20 7467 2920/Mob: 0773 929 2920
Gordon Simpson Finsbury Tel.: +44 20 7251 3801/Mob: 0777 873 9237

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Last Updated: 01 Jan 2007

British Land

Press releases

Prime Birmingham City Office Development Secured

17/01/2007

British Land is expanding its provincial development portfolio with the addition of the former Nat West building in Colmore Row, Birmingham.

This prime city office site, located in the heart of Birmingham, was sold with vacant possession by Omega Land for £25 million.

British Land has appointed the architects Hamiltons to work with it to design a new high quality signature office building on what is widely believed to be the best office development site in central Birmingham.

Robert Samuel, Director of British Land Developments, said: "We have an established portfolio of development sites in the Midlands including Blythe Valley Business Park, Solihull and New Century Park, Coventry. We are pleased to have acquired this prime City centre site and are looking forward to working with Birmingham City Council and the local community to develop an iconic and attractive addition to Birmingham's office skyline."

Councillor Ken Hardeman, Cabinet Member for Regeneration, Birmingham City Council, said: "Whatever form it takes, I am sure that the scheme will be of the highest quality to reflect our aspirations for this prominent site in the heart of our civic and commercial area. I look forward to working with British Land to deliver a landmark scheme which will enhance Birmingham's reputation as a global city."

Savills advised British Land.

Notes to Editors:

British Land is Europe's largest quoted property company with assets valued circa £20 billion.

The £5.6bn office portfolio, the UK's largest, represents 35% of total assets - 41% pro-forma for developments

British Land also has the biggest London office development programme with over 3.5 million sq ft coming to fruition between now and 2010.

Media enquiries:

Laura De Vere,
Director Corporate Communications, The British Land Company PLC
tel: 020 7467 2920 / mobile: 07739 292920

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Last Updated: 17 Jan 2007

British Land

Press releases

T.G.I. Friday's deal agreed

17/01/2007

British Land has exchanged contracts to acquire the property interests of 15 T.G.I. Friday's restaurants for £48.37m from Whitbread PLC. The properties will be leased back to T.G.I. Friday's UK Limited, a newly created Joint Venture between Carlson Restaurants Worldwide Inc and ABN Amro Capital Limited.

The majority of the 15 properties, which include one in Wales and one in Scotland, are located in prime out of town locations and will be let on new 25 year leases with annual uplifts linked to the Retail Price Index.

Ben Young, Investment Executive, British Land, said: "We are very pleased to add these properties to our growing, fixed-income portfolio which currently totals £1.8 billion."

Savills advised British Land on the purchase.

Completion is subject to the joint venture between Carlson Restaurants Worldwide and ABN Amro Capital Limited receiving clearance from the EU competition authorities.

Notes to Editors:

The restaurants range in size from 4,555 sq ft to 9,311 sq ft.

Properties are located in Basildon, Birmingham, Cardiff, Cheadle, Cheltenham, Coventry, Croydon, Edinburgh, Enfield, Fareham, High Wycombe, Northampton, Prestwich, Sale and Watford.

Media enquiries:

Laura De Vere, Director Corporate Communications tel: 0207 467 2920
The British Land Company PLC mobile: 0773 929 2920

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Last Updated: 17 Jan 2007

British Land

Press releases

Retail Reshape Continues

18/01/2007

British Land has concluded one of its busiest months with almost £500 million of sales and purchases undertaken as it continues to focus on rental growth opportunities.

Transactions in the past four weeks included:

- Sale of Queensmere and Observatory Shopping Centres, Slough
- Disposal of three Homebase stores
- Acquisition of two North West retail parks
- Sale and leaseback of seven Somerfield stores

Andrew Jones, Director of British Land and Co Head of Asset Management said: "Activity has focussed on the full spectrum of our retail holdings where we continue to align the portfolio with our customer led strategy. We are recycling the sale proceeds into investments where strong retailer trading should allow us to secure above market rental growth."

Disposals highlights include:

Property	Sale Price	Initial Yield	Purchaser
Queensmere and Observatory Shopping Centres, Slough	£200m	5.4%	Criterion Capital/Asif Aziz
Homebase warehouses at Tunbridge Wells, Rayleigh Weir and Upton	£44.6m	4.45%	Invista Fund Management
Solihull Retail Parade	£17.0m	5.3%	The Winston Group
Queens Road Retail Park, Sheffield	£16.8m	4.9%	Invista Fund Management
Great Bridge Retail Park, West Bromwich	£13.5m	3.5%	Invista Fund Management
Retail unit at Market Street, Manchester	£11.7m	3.9%	Irish Life Assurance

Acquisitions highlights include:

Property	Purchase Price	Yield	Acquired From
Centre Retail Park, Oldham, and Manchester Road Retail Park, Hyde	£126.2m	4.0%	Consolidated Property Holdings
Portfolio of 7 Somerfield stores – a sale and leaseback with 25 year RPI linked leases.	£17.3m	5.25%	Somerfield Stores Limited

British Land also successfully concluded its £1billion refinancing of the Meadhowhall Shopping Centre in Sheffield which will deliver £3 million annualised interest cost savings at a weighted average interest rate of 4.98% per annum.

Notes to Editors:

Acquired off market, Centre Retail Park is located 8 miles North East of Manchester. The scheme spans 237,970 sq ft and has part Open A1/Bulky Goods planning consents. Retailers include Next, Boots, Comet, Currys, DFS, Asda Living and Argos.

Acquired off market, Manchester Road Retail Park is located 8 miles directly west of Manchester. It spans 47,000 sq ft and has Open A1 planning consent with part food permission. The scheme is let to B&Q and Aldi.

The Somerfield stores are located at Cummock, Hamilton, Cleethorpes, Immingham, Nottingham, Leeds and Barton upon Humber.

Media Enquiries:

Laura de Vere
The British Land Company PLC Tel: +44 20 7467 2920/Mob: 0773 929 2920

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Last Updated 18 Jan 2007



Press releases

Spain's biggest store signs for Puerto Venecia

24/01/2007

Computer generated image of Puerto Venecia


HIPERCOR

Spain's biggest department store owner, El Corte Inglés, has signed up to join Spain's largest retail and leisure scheme, Puerto Venecia in Zaragoza, Spain.

Puerto Venecia is being developed by a joint venture formed in May last year between British Land, a group of European private investors and the Spanish construction company, Copcisa Corp.

The El Corte Inglés department store will encompass 40,000 square metres with 1,200 car park spaces and will be the anchor for the shopping centre. The company expects to employ up to 1,000 people at the department store. Construction work is planned to begin in spring 2008 and the store is programmed to open for business at the end of 2009.

Ikea will start trading at its 30,000 square metres unit in May this year. Other retailers opening in the retail zone include Porcelanosa, Decathlon, Conforama, REY, FLY, Miro and Leroy Merlin.

Puerto Venecia, the largest scheme of its kind underway in Europe, is located in 60 hectares on Zaragoza's main ring road. It has three zones - Retail Park, Shopping Centre and big box Leisure and Sports.

Notes to Editors

Puerto Venecia comprises an 87,000 m2 retail park, a 61,000 m2 shopping centre, "Lifestyle Big Box Retail" of 10,400 m2, a multiplex/leisure complex of 31,000 m2 and a hotel/convenience retail of 5,000 m2.

Zaragoza is a logistic focal point between Madrid, Barcelona and Valencia and the city commands a catchment in excess of 1.5 million people in 90 minutes.

British Land's other interests in Europe include retail parks in Spain, Italy, Portugal, Belgium, Switzerland and France through its property advisor role and 40 per cent holding in PREF. Assets owned and committed in PREF total some €744 million.

Media enquiries:

The British Land Company PLC
Laura De Vere, Director Corporate Communications tel. +44 207 467 2920

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British Land

Press releases

Broadgate pre-let agreement confirmed

13/02/2007

The British Land Company PLC and international law firm Mayer, Brown, Rowe & Maw LLP have agreed non-binding Heads of Terms for a pre-letting of 223,000 sq ft at 201 Bishopsgate, one of two new flagship developments at Broadgate currently under construction and on track for completion in early 2008.

Paul Maher, London Senior Partner of Mayer, Brown, Rowe & Maw said: "201 Bishopsgate will provide an exceptional and efficient workplace environment for us. We are an ambitious and fast growing firm and the new building reflects that."

Stephen Hester, Chief Executive, British Land, said: "We are honoured that a firm of the standing of Mayer Brown Rowe & Maw has chosen British Land and Broadgate to deliver its new headquarters."

201 Bishopsgate & The Broadgate Tower image library download >

Notes to Editors:

201 Bishopsgate is, along with the adjoining Broadgate Tower, one of two new buildings that form the latest phase of Broadgate. Both are currently under construction with 201 scheduled for completion in Spring 2008 and the Broadgate Tower Summer 2008.

201 Bishopsgate provides a total of around 408,000 sq ft. Mayer Brown Rowe & Maw is taking 223,000 sq ft, 54% of the building. The deal includes options over a further 61,500 sq ft.

Mayer, Brown, Rowe & Maw LLP is amongst the largest law practices in the world, with more than 1,500 lawyers operating in 14 major cities worldwide including London, Frankfurt, Paris, Chicago, New York, Washington D.C. and Hong Kong. In London the firm has approximately 100 partners and more than 300 lawyers advising on a full range of commercial and financial legal issues. The principal focus of the London practice is around key industry sectors advised by fully integrated, international and cross-practice teams of lawyers.

Media contacts:

Laura De Vere
The British Land Company PLC
tel: 0207 467 2920 mobile: 0773 929 2920

Will Hulbert
Mayer, Brown, Rowe & Maw
tel: 020 7782 8804

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Last Updated: 20 Jun 2007

British Land

Press releases

Largest Spanish out of town retail investment transaction agreed

12/03/2007

British Land and the closed-end fund PREF have formed a joint venture to acquire a prime regional shopping centre and retail park in Murcia, Spain for circa €350 million from Deparcom (a joint venture between Eroski and Grupo Trusam). Completion of the transaction is anticipated before the summer following satisfactory due diligence.

Known as Nueva Condomina and located in the city of Murcia, south eastern Spain, the 120,000m ^{2} scheme encompasses a 60,200m ^{2} two-storey enclosed shopping centre and a 44,400m ^{2} retail park. The shopping centre includes a 15 screen multiplex and a 13,700m ^{2} Hypermarket. There is dedicated parking for 6,500 cars.

The shopping centre opened in September last year and the retail park completes during March. Both the centre and the park are 96 per cent let. Tenants include all the Inditex brands, Primark, FNAC, H&M, Leroy Merlin and Media Markt. Eroski will owner-occupy the hypermarket.

Valentine Beresford, British Land said: "Prime out-of-town retail developments of this standard are becoming very rare in Spain and there is clear evidence that more international retailers are pushing into the country which will bode well for real rental growth. This scheme is well let and can be enhanced further by our asset management team. The investment delivers critical mass in the Spanish market when added to the Puerto Venecia, Zaragoza development and our other Iberian-based PREF assets.

"With the completion of this transaction, PREF has more than achieved its mid 2007 target of acquiring or contracting on a portfolio in excess of €1 billion which makes PREF the largest owner of out-of-town retail parks in western Europe with a contracted or acquired portfolio of over 464,000 m ^{2}. We are very pleased with the quality and diversity provided by the locations of our 19 assets and we continue to actively seek further opportunities."

Cushman Wakefield advised British Land and PREF.

Notes to editors:

British Land's interests in Europe include retail parks in Spain, Italy, Portugal, Belgium, Switzerland and France through its property advisor role and 40 per cent holding in PREF. Assets owned and committed in PREF total some €744 million.

Puerto Venecia, Zaragoza, is 2.1 million sq ft retail and leisure scheme being developed through a joint venture between British Land, a group of European private investors and the Spanish construction company Copcisa Corp.

PREF (The Pillar Retail Europark Fund) is a seven year closed-end fund created in 2004 investing in out-of-town retail parks in the Eurozone. PREF is advised by British Land European Fund Management, a partnership between British Land and Doric Properties Ltd.

PREF's Iberian based assets are: Portugal – Portimao Retail Park, Portimao; Aveiro Retail Park, Aveiro; Sintra Retail Park, Lisbon. Spain – Nassica Retail & Leisure Park, Madrid; PC City Unit, Madrid and Palma de Mallorca.

The regional catchment for Nueva Condomina is circa 2.5 million people within 60 minutes.

Nueva Condomina retailers include Zara, Massimo Dutti, Bershka, Primark, H&M as well as other notable brands, Benetton, Etam, and Cortefeil.

The retail park has strong trading DIY, electrical and furniture stores including: Leroy Merlin, Media Markt, Conforama and Forum.

Media Enquires:

British Land

Press releases

New Superstore Joint Venture

21/03/2007

The British Land Company PLC and Tesco plc have formed a new £650 million Joint Venture. The limited partnership incorporates 21 Superstores across the UK, all occupied by Tesco. It brings the number of joint ventures between the two companies to four. The new joint venture has a 20 year term with an early termination option in 2017.

The portfolio has an initial rent of £29 million pa secured against 21 high quality food stores. The rents are subject to annual RPI indexed increases for the first 20 years capped at 3.5% pa, with open market reviews in year 20 and options at that date for Tesco to either renew or buy back the stores at open market value.

The occupational leases have been structured to provide operational flexibility, in keeping with Tesco's strategy of continued investment, refreshment and growth of its store portfolio. This customer focused approach also reflects British Land's retail investment strategy.

Robert Bowden, British Land's Investment Director, said: "We are very pleased to conclude this transaction with Tesco, increasing our investment in one of our favoured retail sectors where we see significant growth potential. The acquisition also adds to our portfolio of investments with indexed or minimum rent increases, now amounting to over £2 billion."

Colliers CRE advised British Land on the purchase and Tesco were advised by Morgan Williams.

Notes to Editors

Tesco and British Land have three other property joint ventures, the first of which was formed in 1996. Assets in the joint ventures total £1.16 billion as at December 2006. The joint ventures include: 4 Retail Parks, 3 Shopping Centres and 13 Tesco stores.

British Land owns or manages real estate valued at £20.4 billion as at December 2006 and has the largest property portfolio under management of the UK REITs.

British Land is the largest owner of superstore properties in the UK other than the occupiers themselves.

Contact for media enquiries:

Laura De Vere
The British Land Company PLC
tel: 0207 467 2920 mobile: 0773 929 2920

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Last Updated. 21 Mar 2007

British Land

Press releases

British Land gives a lead on sustainability for the commercial property industry

27/03/2007

British Land, Europe's largest property company by assets, publishes its annual Corporate Responsibility Report today with a live webcast hosted by Chief Executive, Stephen Hester. As part of its commitment to responsible leadership in this area, British Land is also announcing the intention to become carbon neutral by 2008/2009. (For details of live webcast at 12.00 midday see the end of this page.)

Accounting for a major part of the built environment, the commercial property industry has a special position of influence and responsibility in advancing the cause of sustainability. Reflecting this, the report details a range of continuing initiatives, substantially improving British Land's efficiency in resource usage. It shows that reductions in water, energy and associated CO_2 emissions in landlord controlled areas have been achieved. Energy usage reduced by 4 per cent across the portfolio and water by 16 per cent. The biggest CO_2 improvements came from the London Offices portfolio, primarily as a result of energy management activities at the 30 acre Broadgate Estate in the City. Meadowhall Shopping Centre, one of British Land's largest assets, reduced energy consumption by 11 per cent.

The decision to become carbon neutral tangibly incentivises the business to focus on resource reduction. The target will be achieved through on-going measurement and reduction of carbon dioxide emissions, by maximising energy efficiency, increasing the use of renewable energy and by using off-setting as a final step to achieve carbon neutrality. The Company will also continue to work in close partnership with suppliers and customers to help them to reduce their carbon footprints.

Stephen Hester, Chief Executive, British Land, said: "Sustainability has been at the heart of our operational principles and establishing British Land as a carbon neutral company does not signal a change in strategy, but an acceleration. We are taking an activist approach, stepping up existing efforts and aim to lead the market in developing and managing buildings in a sustainable manner."

"This will help future-proof our properties, enhance our brand and relationships with customers and stakeholders and so increase the long-term value of the business. By financing, developing and managing properties that responsibly utilise energy, water and waste, we conserve the world's resources and can also reduce our costs and those of our occupiers."

As part of its wider Corporate Responsibility agenda, major initiatives already undertaken by British Land include collection of energy data, sustainable design of buildings, rainwater harvesting, waste and water management, travel plans for developments and head office and feasibility studies into alternative energy sources. The Company already operates a sustainability guide for developments and investments and will shortly publish its sustainability guide for refurbishments along with a water management programme.

The carbon neutral drive has three elements: continue to manage and reduce direct emissions; reduce the carbon content of energy supply - installing turbines and solar panels and investing in combined heat, power and cooling sources - and off-setting.

By off-setting British Land introduces to the business a benchmark cost against which carbon reduction initiatives can be measured and delivers a direct incentive to reduce energy use which, in turn, will reduce the cost of off-setting in future years.

Progress on other Corporate Responsibility initiatives in the 2006 report also show:

CO2 emissions at British Land
Tower - are forecast to be 29 p
track to achieve a BREEAM ra

Almost £500,000 invested in sustainability measures at the Company's new head office including staff cycle racks and shower facilities, energy and water mains metering, recycling initiatives and only Forest Stewardship Council certified timber throughout the building.

Under a key account programme to improve customer satisfaction ratings the Company has streamlined processes, consolidated managing agents and introduced key performance measures. It has also introduced measures to ensure it exceeds the new Service Charge Code standards.

Zero waste to landfill was achieved at Meadowhall, which also won a Business in the Community award for Energy Efficiency, Waste Management and Employability.

Under regeneration programmes some 4,000 new permanent jobs are being created at phase two Blythe Valley Park; over 1,000 new homes are planned at Regents Place and the first phase of the Canada Water master plan; and £100,000 has so far been invested in the design of an improved crossing at the Euston Road underpass.

£658,000 has been invested in good causes, primarily in the areas of education, the arts and sport.

Staff time off for volunteering is estimated at almost £300,000.

Publication of the 2006 Corporate Responsibility report also marks the start of a new way of reporting British Land's progress on its responsibilities in these areas. In future, Corporate Responsibility Reporting will be integrated with financial reporting and a summary included in the Annual Report and Accounts. A full report will be available online, thus reducing printing and paper use.

The complete 2006 Corporate Responsibility Report is available at
www.britishland.com/crReport/2006
The webcast will be available at www.britishland.com/responsibility

Listen to the live webcast or to ask a question dial +44 (0) 203 003 2644 at 12 midday

Questions can be submitted in advance via email to cr@britishland.com
or at www.britishland.com/responsibility

Media contacts:

British Land: Laura De Vere - 0207 467 2920/mobile: 0773 929 2920
Finsbury: Faeth Birch/Gordon Simpson - 0207 251 3801

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Last Updated: 27 Mar 2007

British Land

2007 ... -8 A ...

Press releases

Cable & Wireless and British Land strike deal

02/04/2007

British Land has today concluded an £88 million sale and leaseback deal with Cable & Wireless for nine properties.

The 25 year leases are RPI linked to a maximum of 6 per cent per annum compound. Initial rental income will be £4.54 million per year for the first five years and thereafter reviewed at five year intervals. The net initial yield is five per cent.

The deal is the fourth addition this year to British Land's £2 billion portfolio of properties let on index-linked or minimum uplift rental agreements.

The majority of the Cable & Wireless properties in the portfolio are located in London and operate as offices and network sites. The total floor area is 356,000 sq ft.

Ben Young, British Land Investment Executive, said: "RPI-indexed leases provide us with security of income and good cash flow growth from the fixed uplifts. This transaction adds to our investments in the important London office sector where we expect rental value growth to exceed RPI and to be recognised in valuations and captured at lease expiry."

Clay Street Property Investment Consultants and CCRE acted for British Land. Doherty Baines acted for Cable & Wireless.

Notes to Editors

Six of the Cable & Wireless properties are located in London - SE1, N1, SE8, E1, SW8 - two in Birmingham and one in Belfast.

British Land recently concluded sale and lease back deals with Tesco, TGI Friday's and Somerfield.

British Land, flagship of the new REIT regime in the UK, is Europe's largest property company measured by assets. Its property portfolio, owned and managed, is valued at £20.4 billion as at December 31, 2006.

The portfolio is focused on London Offices and Out of Town Retail.

For media enquiries
British Land: Laura De Vere – 020 7467 2920/mobile 07739 292920
Finsbury: Faeth Birch/Ed Simpkins – 020 7251 3801

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Last Updated. 04 Apr 2007

British Land

Press releases

Network Rail Selects British Land for Euston

05/04/2007

Euston Station - computer generated image of interior



The potential to create a world class station at Euston moved closer today with the announcement that British Land is Network Rail's preferred development partner for the station.

Subject to completion of a legal agreement, Network Rail and British Land will now draw up a masterplan for the station and progress these plans through the relevant planning processes. The scheme will transform one of Britain's busiest transport interchanges. It will increase the capacity of the concourse and reduce congestion for the millions of passengers who use the station each year. The plans will fully safeguard the operational needs of the station and allow for future expansion.

The passenger improvements - at a station that fundamentally has not changed since the late 1960s - will be funded by unlocking the commercial development potential of the site. The aim is to redevelop the station to address the demands of a growing railway and create a high quality destination that is a catalyst for regeneration.

Iain Coucher, Network Rail's Deputy Chief Executive said: "It has been tough to decide which company to select as our preferred development partner for Euston station. Eventually, Network Rail has selected British Land and we are confident that it has the right team and the right ideas to make a real difference for passengers. This is a once-in-a-generation opportunity to transform a landmark station, so it is not a decision we made lightly".

Nigel Webb, Head of Developments, British Land said: "We are delighted to have been selected for the re-development of Euston Station. This is a major mixed-use development on a 15 acre site at one of the capital's leading transport hubs. Our proposals will bring forward development of one of London's largest regeneration sites, providing significant benefit to the local community and to the 55m rail passengers currently using Euston Station each year. The opportunity plays to our strengths of delivering large scale complex developments which can unlock significant value".

Network Rail is advised by DTZ Debenham Tie Leung.

Media enquiries

British Land: Laura De Vere - 020 7467 2920 Mobile: 07739 292920

Network Rail: Media Relations - 020 7557 8292/3

High resolution computer generated image of Euston Station interior

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Last Updated 05 Apr 2007

British Land

Press releases

Hercules Unit Trust and the Crown Estate join forces in £680 million deal

05/04/2007

The UK's largest specialist retail property unit trust, the Hercules Unit Trust ('HUT' the 'Trust'), and The Crown Estate have formed a £680 million joint venture limited partnership.

The 50:50 joint venture incorporates three properties – HUT's' 550,000 sq ft Fort Kinnaird Shopping Park in Edinburgh and The Crown Estate's Gallagher Retail Park, Cheltenham and The Shires Retail Park, Leamington Spa at 246, 000 sq ft and 140,000 sq ft respectively.

British Land, property advisor to HUT as well as being a 36.6 per cent holder in the trust, will also act as property adviser to the new limited partnership.

The off-market transaction gives The Crown Estate a significant interest in one of the UK's premier out-of-town retail locations and to HUT's' specialist management team. HUT's unitholders gain exposure to two new retail parks that, together with Fort Kinnaird, offer a number of exciting asset management opportunities. HUT is currently in the final stages of completing a major redevelopment programme at Fort Kinnaird which will include a new 60,000 sq ft Marks & Spencer store.

Andrew Jones, Director, British Land, property adviser to HUT, said:

"This transaction will enable the Trust to redeploy capital into new schemes where British Land's expertise can greatly enhance value through tenant focussed programs of reconfigurations and park improvements. This is another example of HUT partnering with existing owners in order to gain exposure to high quality assets which rarely become available in the open market. We are excited at the prospect of working with The Crown Estate to derive maximum value from these high quality assets.

"It is an excellent deal for the Trust, enabling it to benefit from any future upside through its ongoing exposure to the £480 million Fort Kinnaird whilst providing further diversification for its investors by gaining access to two further parks."

Giles Clarke, Director of Investment at The Crown Estate, said:

"This transaction is of tremendous significance to us. It is possibly the best example to date of how The Crown Estate has adapted and extended its reach in the last couple of years as part of a plan to diversify our portfolio and balance our exposure to the central London property market. It is our first investment-based joint venture and we are extremely pleased to be working with British Land and Schroders who have a proven track record at the forefront of retail warehousing in the UK.

"We are making a cash investment into the partnership of almost £45 million and investing in one of the very best shopping parks in the UK, while also increasing our holdings in Scotland, which remains an important area of activity for us."

CBRE acted on behalf of both HUT and The Crown Estate. Dechert LLP provided legal advice to The Crown and Gibson, Dunn & Crutcher and Jones Day advised HUT.

-ENDS-

For further information:

British Land	Tel: 020 7486 4466
British Land Property Advisers	louise.maskell@britishland.com
Andrew Jones/Louise Maskell	
Schroders	Tel: 44 020 7658 6000
Mike Clarke	
Financial Dynamics	Tel: 020 7831 3113
Dido Laurimore	
Crown Estate	Tel: 020 7851 5272

Press releases

Charles Russell LLP and British Land announce City pre-letting

19/04/2007

Charles Russell LLP and The British Land Company PLC have agreed non-binding Heads of Terms for a pre-letting of the majority of Ludgate West, British Land's new development at Fleet Place, London EC4.

The accommodation under offer to Charles Russell comprises around 88,000 sq ft arranged over the ground floor and levels 4 to 9 of the new building, which is on programme for completion this October.

Notes for editors:

Charles Russell is a top 50 full service City legal practice with offices in London, Guildford, Cheltenham, Cambridge, Oxford and Geneva. It provides a wide range of legal services for corporate and private clients. It is a member of the Association of European Lawyers (www.europeanlawyers.org) and ALFA International (www.alfanet.org).

Charles Russell LLP is a limited liability partnership registered in England and Wales (registered number OC311850) and is regulated by the Law Society. A list of members is available for inspection at the registered office, 8 – 10 New Fetter Lane, London EC4A 1RS. Any reference to a partner in relation to Charles Russell LLP is to a member of Charles Russell LLP. For more information, visit www.charlesrussell.co.uk

Ludgate West provides a total of around 130,000 sq ft. The accommodation under offer to Charles Russell comprises around 68% of the total.

Ludgate West is the latest phase of the successful Ludgate Development and is designed by the London office of leading US architects, Skidmore, Owings & Merrill.

Download computer generated image of Ludgate West JPG > (1MB)
Download computer generated image of Ludgate West night view JPG > (1MB)

For further information please contact:

Laura De Vere, Director Corporate Communications tel: 0207 467 2920
The British Land Company PLC mobile: 0773 929 2920

Grant Howell, Managing Partner,
Charles Russell LLP tel: 020 7203 5079
email grant.howell@charlesrussell.co.uk

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Last Updated: 19 Apr 2007

British Land

Press releases

Meadowhall Investment Proposal Unveiled

24/04/2007

British Land has unveiled investment partner proposals for its regional shopping centre, Meadowhall, in Sheffield.

Investors have the opportunity to acquire a stake in the Centre while British Land expects to remain the largest individual investor. It will also act as Fund and Property Asset Manager.

Bob Bowden, British Land Investment Director said: "Meadowhall is the jewel among shopping centres, ranked by many as one of the UK's top three. Its enduring appeal to retailers, based on an exceptional shopping catchment area, is unique. We have invested £90 million since 2005, updating and extending the Centre which will further drive shopper demand. We expect to remain major investors, whilst the capital element realised will be recycled into our £4 billion development pipeline."

British Land signalled last year that it intended to seek one or more investment partners for Meadowhall - one of only six out-of-town super regional shopping centres in the UK - once it had converted to REIT status. British Land has now appointed agents Jones Lang LaSalle, Colliers CRE and Smith Young to market the investment proposal.

British Land's retail portfolio is valued at circa £10 billion with Meadowhall being the largest single retail asset. The shopping centre first opened in September 1990. The Centre, together with certain adjoining assets, is valued at just under £1.7 billion. Annual net rental income is in excess of £75 million per annum. ERV is in the order of £82 million per annum. Rents have grown from circa £48 million when the Centre was acquired in 1999.

Notes to Editors:

Meadowhall is home to some of the most established international and national retailers in the country including House of Fraser, Debenhams, Marks & Spencer and Next. Primark opens in August. Average unexpired lease length is almost 15 years. For 80 per cent of the multiple retailers at Meadowhall, their unit is in the top 10 performing outlets for their company.

The shopping centre has 1.5 million sq ft of space comprising 274 retail units, including 10 anchor stores and 216 shop units, together with 30 catering units and an 11 screen cinema.

Visitor numbers average 24 million per year.

The six out-of-town super regional shopping centres in the UK are Meadowhall, Bluewater, Trafford, MetroCentre, Lakeside and Merry Hill.

British Land has undertaken more than £7 billion of capital recycling in the last two years as the company reviewed assets and sharpened its sectoral focus on London Offices and Out-of-Town Retail.

Download an image of Meadowhall JPG > (881KB)

Further information:

Laura De Vere, Director Corporate Communications tel: 0207 467 2920
The British Land Company PLC mobile: 0773 929 2920

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Last Updated: 24 Apr 2007

British Land

Press releases

Charles Russell LLP and British Land announce City pre-letting

19/04/2007

Charles Russell LLP and The British Land Company PLC have agreed non-binding Heads of Terms for a pre-letting of the majority of Ludgate West, British Land's new development at Fleet Place, London EC4.

The accommodation under offer to Charles Russell comprises around 88,000 sq ft arranged over the ground floor and levels 4 to 9 of the new building, which is on programme for completion this October.

Notes for editors:

Charles Russell is a top 50 full service City legal practice with offices in London, Guildford, Cheltenham, Cambridge, Oxford and Geneva. It provides a wide range of legal services for corporate and private clients. It is a member of the Association of European Lawyers (www.europeanlawyers.org) and ALFA International (www.alfanet.org).

Charles Russell LLP is a limited liability partnership registered in England and Wales (registered number OC311850) and is regulated by the Law Society. A list of members is available for inspection at the registered office, 8 – 10 New Fetter Lane, London EC4A 1RS. Any reference to a partner in relation to Charles Russell LLP is to a member of Charles Russell LLP. For more information, visit www.charlesrussell.co.uk

Ludgate West provides a total of around 130,000 sq ft. The accommodation under offer to Charles Russell comprises around 68% of the total.

Ludgate West is the latest phase of the successful Ludgate Development and is designed by the London office of leading US architects, Skidmore, Owings & Merrill.

Download computer generated image of Ludgate West JPG > (1MB)
Download computer generated image of Ludgate West night view JPG > (1MB)

For further information please contact:

Laura De Vere, Director Corporate Communications tel: 0207 467 2920
The British Land Company PLC mobile: 0773 929 2920

Grant Howell, Managing Partner,
Charles Russell LLP tel: 020 7203 5079
email grant.howell@charlesrussell.co.uk

< Back to press releases

Last Updated 19 Apr 2007

British Land

Press releases

Meadowhall Investment Proposal Unveiled

24/04/2007

British Land has unveiled investment partner proposals for its regional shopping centre, Meadowhall, in Sheffield.

Investors have the opportunity to acquire a stake in the Centre while British Land expects to remain the largest individual investor. It will also act as Fund and Property Asset Manager.

Bob Bowden, British Land Investment Director said: "Meadowhall is the jewel among shopping centres, ranked by many as one of the UK's top three. Its enduring appeal to retailers, based on an exceptional shopping catchment area, is unique. We have invested £90 million since 2005, updating and extending the Centre which will further drive shopper demand. We expect to remain major investors, whilst the capital element realised will be recycled into our £4 billion development pipeline."

British Land signalled last year that it intended to seek one or more investment partners for Meadowhall - one of only six out-of-town super regional shopping centres in the UK - once it had converted to REIT status. British Land has now appointed agents Jones Lang LaSalle, Colliers CRE and Smith Young to market the investment proposal.

British Land's retail portfolio is valued at circa £10 billion with Meadowhall being the largest single retail asset. The shopping centre first opened in September 1990. The Centre, together with certain adjoining assets, is valued at just under £1.7 billion. Annual net rental income is in excess of £75 million per annum. ERV is in the order of £82 million per annum. Rents have grown from circa £48 million when the Centre was acquired in 1999.

Notes to Editors:

Meadowhall is home to some of the most established international and national retailers in the country including House of Fraser, Debenhams, Marks & Spencer and Next. Primark opens in August. Average unexpired lease length is almost 15 years. For 80 per cent of the multiple retailers at Meadowhall, their unit is in the top 10 performing outlets for their company.

The shopping centre has 1.5 million sq ft of space comprising 274 retail units, including 10 anchor stores and 216 shop units, together with 30 catering units and an 11 screen cinema.

Visitor numbers average 24 million per year.

The six out-of-town super regional shopping centres in the UK are Meadowhall, Bluewater, Trafford, MetroCentre, Lakeside and Merry Hill.

British Land has undertaken more than £7 billion of capital recycling in the last two years as the company reviewed assets and sharpened its sectoral focus on London Offices and Out-of-Town Retail.

Download an image of Meadowhall JPG > (881KB)

Further information:

Laura De Vere, Director Corporate Communications tel: 0207 467 2920
The British Land Company PLC mobile: 0773 929 2920

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Last Updated: 24 Apr 2007

British Land

Press releases

HUT - First HSBC out of town store

25/04/2007

The Hercules Unit Trust (HUT) is a closed-ended Jersey property unit trust which invests in properties in major retail warehouse or shopping park locations in the United Kingdom. British Land is an investor in HUT, owning 36.3% as at 29 March 2007 and is also property adviser to the unit trust through its subsidiary British Land Property Advisers Limited.

The Hercules Unit Trust ("HUT"), the specialist retail warehouse fund managed by Schroders and advised by British Land Property Advisers announces that it has secured HSBC's first Out of Town retail concept store at its Borehamwood Shopping Park.

HSBC has taken a 2,500 sq ft store at £40.00 psf following the subdivision of a former Iceland store into four individual retail units. Shutopia and Costa have also taken new units, with only one now available for letting.

HSBC is investing in a dynamic 'new wave' of innovative retail banking outlets. The new stores will meet the needs of today's sophisticated and increasingly demanding consumer, adopting a modern service culture and dynamic retail formats, and blurring the division between banking and the more conventional high street retail offer.

The pioneering move away from the sterile environment of a traditional bank will be reflected in the service ethos, and is demonstrated by the recent introduction of extended opening hours at top branches to echo retail, not banking, hours.

Commenting on the letting, Ben Grose, of British Land Property Advisers said:

"We are excited to be adding HSBC to our tenant base, especially providing them with a strong location for its first Out of Town concept store. This letting underlines the Fund's ability to attract major brand names to our properties and we look forward to working with HSBC on their future requirements."

Wilkinson Williams and Harvey Spack Field represented HUT, CBRE acted for HSBC.

For further information:

British Land Property Advisers
Ben Grose/Louise Maskell Tel: +44 (0)20 7486 4466

Schroders
Michael Clarke Tel: +44 (0)20 7658 6000

Financial Dynamics
Dido Laurimore/Jamie Robertson Tel: +44 (0)20 7831 3113

Notes to Editors

The Hercules Unit Trust
HUT was created in September 2000 as a closed-ended Jersey property unit trust to invest in retail warehouses and shopping parks throughout the United Kingdom. HUT's objective is to achieve an annual ungeared total return above the IPD UK Retail Warehouse Index over the

life of the trust. HUT has an initial life of ten years from September 2000 and this can be extended if approval is given by the unitholders.

HUT is the UK's largest specialist retail property unit trust with a property portfolio of £3.4 billion comprising of 22 retail and shopping parks (as at December 2006), including Glasgow Fort Shopping Park, Glasgow; Fort Kinnaird Shopping Park, Edinburgh and New Mersey Retail Park in Speke, Liverpool. The portfolio totals 5.5 million sq ft of retail park space and key tenants include Next, Boots, Arcadia, Marks & Spencer, Argos, DSG, Sports World, JJB Sports and B&Q.

For further information: http://hercules.schroders.com

British Land Property Advisers Limited, property adviser to HUT, is a subsidiary of British Land. British Land is Europe's largest property company measured by assets with total assets under management of £20.4 billion at 31 December 2006. British Land's share of the Hercules Unit Trust is 36.3% as at January 2007. For more details visit www.britishland.com

Schroders is a global asset management company with £122.8 billion under management as at 30 September 2006. Its clients are major financial institutions including pension funds, banks and insurance companies, local and public authorities, governments, charities, high net worth individuals and retail investors.

Schroders manages property funds with a total value in excess of £7.6 billion (as at 30 September 2006). It manages pooled UK property vehicles and provide a property multi-manager service. It also provides property advice to a range of specialist property funds, and facilitate the exchange of direct property for holdings in property unit trusts, along with advising property opportunity/venture funds.

Schroders manages 14 Jersey domiciled specialist property unit trusts, which invest in various sectors of the UK market. These vehicles enable gross and net investors to co-invest in a tax efficient manner. Schroder Property Investment Management Limited and Schroder Investment Management Limited are authorised and regulated by the Financial Services Authority.

Jersey based specialist property unit trusts are becoming an increasingly attractive property investment route for institutional investors. These trusts offer a low cost tax transparent way of gaining an exposure to property portfolios which, because of capital constraints, may otherwise not be available to them. Investors benefit from the unit trust being managed by specialists in the relevant sector who are highly incentivised to perform by their coinvestment in the trust.

HUT is a collective investment scheme within the meaning of Section 235 of the Financial Services and Markets Act ("FSMA"). It is not an authorised unit trust scheme, OEIC or recognised scheme within the meaning of the FSMA and therefore constitutes an unregulated collective investment scheme. As an unregulated collective investment scheme, the distribution and promotion of units are restricted, for the purposes of Sections 21 and 238 of the FSMA, to persons who are themselves authorised under the FSMA or who otherwise fall within the categories or exceptions made under Sections 21 and 238. All or most of the protections provided by the UK regulatory system do not apply to investment in the HUT and compensation under the Financial Services Compensation Scheme will not be available. Potential investors should be aware that past performance is not a guide to the future. The price of units and the income from them may fluctuate upwards or downwards and cannot be guaranteed. Property based pooled vehicles such as property unit trusts, invest in real property, the value of which is generally a matter of a valuer's opinion. It may be difficult to deal in the units or to sell them at a reasonable price because the underlying property may not be readily saleable. There is no recognised market for units in HUT and, as a result, reliable information about the value of units in HUT or the extent of the risks to which they are exposed may not be readily available.

This press release is not intended as an offer or solicitation for the purchase or sale of any Financial Instrument. The material is not intended to provide, and should not be relied on for accounting, legal or tax advice, or investment recommendations.

< Back to press releases

Last Updated: 02 May 2007

British Land

Press releases

Ropemaker gets go-ahead

03/05/2007

British Land's newest addition to its City office development programme, Ropemaker, London EC2, has received planning approval from Islington Council for a revised design and development of the 1.2 acre site.

The Company acquired the site in March 2006 for £130 million with planning consent for a 505,000 sq ft development. British Land chose to revise the existing design to maximise the floor space and efficiency of the building.

Nigel Webb, Head of Developments, British Land said: "In acquiring Ropemaker we saw the opportunity to secure an improved consent for a bigger and better building. Having secured planning consent we are committed to building out the development speculatively and will deliver it to the market in 2009. We are already on site having received planning consent for basement works last year."

The revised consent is for a building of 593,000 sq ft of office and retail space within a 20 storey building. The building will offer a variety of floorplate sizes including 42,500 sq ft dealing floors at the lower level.

Ropemaker has been designed with specialist environmental sustainability expertise and will achieve an "Excellent" BREEAM rating through a range of measures.

The design has also focused on reducing carbon by extensive use of heat recovery, highly efficient plant and an external elevation treatment which minimises solar gain. The use of biofuel boilers, solar water heating and photovoltaic panels will displace 10% of carbon emissions and 20% of energy used in the building.

Extensive Green Roofs which are a feature of the design will provide an outdoor amenity area for occupiers, as well as new ecological habitats for animal and plant life. Rainwater will be recovered from the roof areas reducing the demand for water from the mains. The building has also been developed to maximise the scope for recycling of materials and provides excellent facilities for cyclists. Recycled and sustainable materials are being used wherever possible.

Download a computer generated image (CGI) of Ropemaker > (119KB)
Download a CGI of Ropemaker > (72KB)

Notes to Editors:

Ropemaker is an island site close to Moorgate and Liverpool Street Stations.
Arup Associates are the architect and engineers for the revised design consent.
British Land has a carefully timed 4 million sq ft development pipeline coming to fruition between now and 2010.
Of the 4 million sq ft programme, British Land is on site building nearly 2.6 million sq ft.
London Offices represent 36 per cent of the company's £16.4 billion property portfolio.
British Land's other developments include: 201 Bishopsgate and the 35 storey Broadgate Tower, EC2; The Landmark Willis Building EC3; Ludgate West, EC4; York House, W1 (British Land's new head office); Regent's Place NW1 and the 47 storey Leadenhall Building, EC3.

Media contact:

Laura De Vere: Tel: 0207 467 2920/mobile: 0773 929 2920

< Back to press releases

Last Updated: 03 May 2007

British Land

Press releases

Board Changes at British Land

10/05/2007

Clive Cowdery and John Travers join the Board.

Michael Cassidy retires as a non-executive director

The Board of The British Land Company PLC is pleased to announce the appointment of two new Non-Executive Directors with effect from today. They are Clive Cowdery, Chairman of Resolution plc and John Travers, until recently Chief Executive of Cushman & Wakefield EMEA.

British Land also announces that Michael Cassidy will, as planned, be standing down as a non-executive director at this year's Annual General Meeting.

Chris Gibson-Smith, Chairman, said: "We are very pleased to welcome two such exceptional people in Clive Cowdery and John Travers. They bring valuable wide ranging business experience, strengthening still further our non-executive Board membership. We are sorry to say goodbye to Michael Cassidy, who we thank for his admirable service to the Company as a non-executive director for over eleven years"

Contact:

The British Land Company PLC:
Laura de Vere 020 7467 2920 / Mobile 0773 929 2920

Finsbury:
Gordon Simpson 020 7251 3801 / Mobile 0777 873 9237

Notes to Editors

The current Non-Executive Directors are:

Dr. Chris Gibson-Smith, Chairman, who is Chairman of the London Stock Exchange.

Sir David Michels, Senior Independent Non-Executive Director, until recently Chief Executive of Hilton Group Plc.

Michael Cassidy, a practising solicitor who is President of the London Chamber of Commerce and Industry.

Robert Swannell, Vice-Chairman of Citigroup Europe.

Lord Turnbull, formerly Secretary of the Cabinet and Head of the Home Civil Service.

Kate Swann, Chief Executive Officer of W H Smith Plc.

Further details on the New Non-Executive Directors:

Mr Clive Cowdery
Clive Cowdery is Chairman of Resolution plc, a company that he founded in 2003. He was previously Chairman and Chief Executive of GE's primary insurance operations in Europe (GE Insurance Holdings), with over $3 billion of premium income. The businesses he led included Europe's largest credit insurer with operations in twelve countries and life and pensions companies in the UK and France. Before joining GE in 1998, he co-founded Scottish Amicable International/J.Rothschild International, a European cross-border insurance business based in Dublin and formed in 1992.

Mr John Travers
John Travers until recently was Chief Executive Officer, EMEA of Cushman & Wakefield, a member of the Board of Cushman & Wakefield and a member of that company's Global Executive Committee. He was also Chairman of their Dutch, Belgium and German operations.

Mr Travers has over 30 years of experience across Europe in all aspects of commercial property, particularly retail and investment. He has a BSc (Estate Management) from London University and is

British Land

Press releases

Preliminary announcement - Results for the year ended 31 March 2007

22/05/2007

Financial Highlights:

Net Asset Value [1] per share 1682 pence after REIT charges and refinancings, pre charges up 20% over the year [2]
- EPRA Net Assets [1] £8.9 billion (2006: £7.8 billion)
- Net Assets £8.7 billion (up £2.7 billion including £1.6 billion deferred tax release)

Underlying pre-tax profit [3] £257 million, up 13%
- Headline pre-tax profit [4] £1,270 million (2006: £1,604 million [5])
- Profit on ordinary activities before tax £1,440 million (2006: £1,498 million [5])

Underlying earnings per share [3] 43 pence, up 22%
- Earnings per share 470 pence (2006: 227 pence5)
- Total dividends for the year 20.35 pence per share (2006: 17.0 pence)
- Final quarter dividend 8.25 pence per share, payable August

Total return [6] for the year 21.3% [2]

Portfolio valuation increase of 9.7% for the year (Q4 2.1%)
- **10.9% capital return** [7] ahead of IPD Benchmark due to rental growth [8]
- Valuation uplift led by both London Offices (including development) and Out of Town Retail

Properties owned or managed £21.3 billion, up 15%

Business Highlights:

British Land became a REIT on 1 January 2007
- Confident that new status adds to shareholder value
- First full year (to March 2008) REIT dividends not less than 33 pence, 94% higher than 2005/6

Delivering on our promises – renewing and working the business hard
- 3.4 million sq ft London Office development projects progressing well with excellent prospects; 98% of completed offices, and 69% of completions due 2007/8, already let or under offer
- £3.4 billion (gross) asset turnover since March 2006, tightening focus, recycling capital and improving growth prospects
- Refinancings complete (some £4.9 billion total over last 2 years); overall interest rate now favourable 5.36%

Portfolio positioned to capture rental growth with market leadership in prime London Offices and Out of Town Retail; a strong platform for outperformance

1 EPRA (European Public Real Estate Association) basis – Note 2 to the accounts
2 before charges for REIT conversion and refinancings
3 see Note 2
4 with proportional consolidation of Funds and Joint Ventures – Table A
5 restated, see Note 1
6 increase in EPRA NAV plus dividends paid, see Note 2
7 IPD calculate capital return (excluding Europe) based on average capital employed and excluding capitalised
interest
8 ERV growth of 6.9% for the year (IPD 4.3%)

Chris Gibson-Smith, Chairman comments:

It is with great pleasure I make this inaugural report to you as a REIT. British Land is a flagship of the new regime and focused on making the most of this reform. The company enjoyed an excellent year in 2006/7 and looks forward with confidence to the challenges ahead.

Stephen Hester, Chief Executive comments:

We are intent on delivering continuing outperformance for shareholders. The implementation of our strategy and strengthening of our capabilities is clearly visible in strong 2006/7 results. In the exacting, customer driven markets ahead, British Land is well positioned and working hard to perform.

Download the full press release as a PDF > (599KB)
Preliminary results - supplementary information PDF > (59KB)

(Links will open in a new window)

British Land contacts:
Laura De Vere - Media 020 7467 2920
Amanda Jones - Investors 020 7467 2946

Finsbury:
Faeth Birch/Ed Simpkins 020 7251 3801

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Last Updated 22 May 2007

British Land

Press releases

One Exchange Square sale agreed to KanAM Gund

22/05/2007

The British Land Company is pleased to announce that it has exchanged contracts with KanAm Grund Kapitalanlagegesellschaft mbH for the sale of One Exchange Square on the City's pre-eminent Broadgate Estate for £406.3 million. The sale is due to complete in June.

KanAm Grund, one of Germany's leading fund managers for open-ended real estate funds and asset manager of international real estate investments, has acquired the prime City office building - the headquarters of the European Bank for Reconstruction and Development - with an unexpired office lease circa 15.75 years. The building comprises 384,362 sq ft of modern Grade A office, retail and leisure accommodation arranged over ground, mezzanine and 12 upper floors on the 1.7 acre site.

Tim Roberts, Director and Co Head of Asset Management, British Land said: "We are pleased to have sold this first class property to KanAm Grund. The sale is in keeping with our strategy of recycling capital, in this case, into further development at Broadgate. British Land is excited about the prospects for active management at Broadgate and our ambition is to extend and maintain the Estate as the leading office campus in the City. In doing this KanAm Grund is an excellent stakeholder."

DTZ and SJ Berwin acted for British Land. Jones Lang LaSalle and Nabarro acted for KanAm Grund.

Notes to Editors

The Broadgate Estate comprises15 individual buildings and is one of the most sought after locations in the City market with major international finance and business occupiers.

Broadgate 2020 is British Land's master planning exercise to assess the future redevelopment potential of the 30 acre Estate. Currently the master planning has identified a potential uplift across the Estate of up to 1.2 million sq ft.

British Land has recently exchanged agreements with Henderson Global Investors to surrender their lease at 4 Broadgate and relocate into 124,000 sq ft at 201 Bishopsgate. The remainder of 201 Bishopsgate is under offer to Mayer Brown LLP.

For further media information:

The British Land Company PLC

Laura De Vere,
tel 0207 467 2920
mobile 07739 292920

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Last Updated: 05 Jun 2007

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British Land

Press releases

The Leadenhall Building Go-Ahead

22/05/2007

Underlining its confidence in London as the world's leading international financial and business centre, British Land said today that its Board has formally decided to press ahead with construction of the Leadenhall Building, its 224m (736 ft) new tower in London, EC3.

The stunning 47 storey building (612,000 sq ft), set to be one of the tallest in the City of London, is part of British Land's £4 billion development programme which also includes the new 35 storey Broadgate Tower and 201 Bishopsgate developments in the City.

Stephen Hester, Chief Executive, British Land, said: "We are confident about London's future and its continued renaissance as the premier international business centre in the world. We believe the Leadenhall Building to be clearly the best of the new generation of City towers and expect it to attract strong interest from prospective occupiers. Our customer led strategies are delivering high levels of letting activity elsewhere, most notably all of 201 Bishopsgate and 40 per cent of the adjoining Broadgate Tower is now let or under offer, underpinning our confidence in the appeal of our buildings."

Demolition on the existing site is well underway and the Leadenhall Building is scheduled for completion in the first quarter of 2011 with construction costs circa £286 million.

For further media information:
Laura De Vere - tel 0207 467 2920/mobile: 07739 292920

Images :
Download a high resolution computer generated image (CGI) of the Leadenhall Building - side view > (504KB)
Ground view CGI > (829KB)
Front view CGI > (726KB)
Night-time view CGI > (842KB)

Notes to Editors:

British Land currently has 5.2 million sq ft of committed development projects including 2.84 million sq ft of London offices.

Other developments in addition to The Leadenhall Building and 201 Bishopsgate and The Broadgate Tower include: Ropemaker EC2, the landmark Willis Building EC3; Ludgate West, EC4; York House, W1 (British Land's new head office); Regent's Place NW1.

British Land is also today announcing its Preliminary results for the year ended 31 March 2007.

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Last Updated: 22 May 2007

British Land

Press releases

Big Tick Award for British Land

05/06/2007

Business in The Community has awarded British Land a special silver jubilee 'Big Tick' award for its 'Working in Partnership West Euston' project.

Now in their 10th year, the awards provide the opportunity for companies across the UK to be recognised with the coveted 'Big Tick' for the positive impact their responsible business operations and activities have in the market place, the workplace, the environment or in the community.

British Land has been recognised for its long term investment and focused community programmes which have supported the community in West Euston for more than two decades.

The support, including skills, ideas, space and financial contributions have provided benefits to local community organisations - from neighbourhood partnerships to local schools - with community consultation programmes which allow local people to provide ideas and input to the development and regeneration of Regent's Place.

Adrian Penfold, British Land's Head of Planning and the Environment, said: "We are a long-term business and the long-term nature of our community engagement in West Euston dates back to 1984. We were a founder member of the West Euston Partnership which has led the social regeneration of the area for 15 years. Key to the success of the partnership has been the development of trust and we are I think now regarded and valued as an important stakeholder that is genuinely interested in the area's development. We will continue to work in partnership along with the London Borough of Camden, the Metropolitan Police, Transport for London, local community organisations and schools and other stakeholders to make sure that the wider community shares in the success of Regent's Place. "

British Land's latest phase of development at Osnaburgh Street is bringing new office space, residential units with over 50 per cent affordable housing, a community theatre, shops around a new public space, landscaped open areas, pedestrian links and the forecast creation of circa 2,400 new jobs.

For further information
Laura De Vere: 0207 467 2920. Mobile 07739 292920.

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Last Updated 08 Jun 2007

British Land

Press releases

HUT and Bank of Ireland private banking create new joint venture

11/06/2007

The Hercules Unit Trust (HUT) is a closed-ended Jersey property unit trust which invests in properties in major retail warehouse or shopping park locations in the United Kingdom. British Land is an investor in HUT, owning 36.3% as at 29 March 2007 and is also property adviser to the unit trust through its subsidiary British Land Property Advisers Limited.

Bank of Ireland Private Banking Limited has acquired a 50% stake in New Mersey Shopping Park in Liverpool from the Hercules Unit Trust ("HUT") for a total consideration of £209 million.

New Mersey Shopping Park is the seventh largest shopping park within the UK totalling over 480,000 sq ft. HUT acquired the park back in 2001 for £125 million and have significantly extended and remodelled the scheme to provide what is now a prime shopping destination. HUT will retain the remaining 50% interest. British Land Property Advisers and Schroders will continue to asset manage the property on behalf of both Bank of Ireland Private Banking and HUT.

Commenting on the transaction, Andrew Jones, Director, British Land, property adviser to HUT, said: "New Mersey has been a fantastic investment for HUT over the period of our ownership. The disposal of a 50% stake is consistent with our strategy to recycle HUT's capital whilst retaining its exposure to the premier out-of-town retail locations. This is a strategy we also deployed in our recent transaction with the Crown Estate which provided HUT with exposure to two new parks as well as retaining a stake in Fort Kinnaird Shopping Park in Edinburgh.

"We are looking forward to working with Bank of Ireland Private Banking once more following on from the successful joint ownership and disposal of Gallions Reach Shopping Park, Beckton and aim to continue that success at New Mersey."

Peter Collins, Director of Property, Bank of Ireland Private Banking commenting on the rationale behind the acquisition, stated:

"New Mersey Shopping Park fits perfectly with our strategy for retail property. It is already a high performing retail park situated in a strong local market and offers a number of excellent asset management opportunities to increase income over the next few years. We have had an excellent relationship with British Land for a number of years and worked with them at Gallions Reach Shopping Park, an investment that generated a 40% return for our clients in less than two years."

The disposal by HUT of a 50% stake follows on from the recent formation of a joint venture with the Crown Estate covering £680 million worth of real estate. Proceeds from the transaction will be used to reduce gearing within the Trust which will fall to below 30% and ensure that HUT retains significant resources for future acquisitions.

Bank of Ireland Private Banking was advised by Morgan Williams. HUT was advised by Wilkinson Williams.

For further information:

British Land Property Advisers

Andrew Jones/Louise Maskell Tel: +44 (0)20 7486 4466

Schroders

Michael Clarke Tel: +44 (0)20 7658 6000

Financial Dynamics

Dido Laurimore/Jamie Robertson Tel: +44 (0)20 7831 3113

Notes to Editors

The New Mersey Shopping Park, Speke provides over 480,000 sq ft of accommodation in more than 30 retail units and 2 restaurants. Current tenants include Marks & Spencer, Next, Evans, Gap, New Look, River Island, J D Sports Argos, Boots, B&Q, Burton, Comet, Currys. DFS, Mamas & Papas, Dorothy Perkins, Early Learning Centre, MFI, PC World, Simply Food, Sports Soccer, Wallis, W H

British Land

Press releases

HUT Fort Kinnaird improvements go green

02/07/2007

Hercules Unit Trust ("HUT"), the specialist retail warehouse fund advised by British Land Property Advisers and managed by Schroders is pleased to announce that it has now submitted detailed plans for the improvement of retail and leisure facilities at Fort Kinnaird Shopping Park, Edinburgh. Proposals also include sustainable energy measures and improvements to local public transport links.

The plans encompass the redevelopment of a variety of retail units predominantly on the site of the old tea factory and the cinema which Odeon have recently announced is to close. In addition a number of new restaurants will be spread throughout the shopping park. These areas will all be linked by new landscaped pedestrian boulevards aiding pedestrian circulation throughout the park's shopping areas. At the centre of the scheme a new children's play area will be created, along with an adjacent café.

As part of the scheme new bus stops and improvements to local bus services will be provided, including a priority bus route on Newcraighall Road as it passes the site. Over the past nine years considerable success has been achieved in increasing the number of visitors travelling to the shopping park by public transport, with a corresponding decrease in those travelling by car. As part of the current proposals, facilities for bus travel will be significantly improved to encourage more visitors to travel by bus to the site.

British Land Property Advisers, the manager of Fort Kinnaird is also assessing how to promote environmental conservation issues and encourage the use of sustainable buildings as part of its ongoing development. To this end water will be retained from the roofs of the development to be used for landscaping and Sustainable Urban Drainage Systems ("SUDS") will be introduced along with a system of swales to clean water flowing from landscaping areas.

In addition renewable energy resources will be increased through the introduction of a 15m wind turbine to meet part of the parks electrical requirements with any surplus electricity going back to the national grid .Solar panels will provide heating for the shopping park's new washroom facilities.

Mark Stirling, director at British Land Property Advisers, said: 'Our investment throughout Fort Kinnaird will significantly enhance the park's facilities and improve the shopping experience for visitors to the scheme. By investing in mechanisms to deliver sustainable energy we will help to both reduce longterm costs for our tenants, as well as the burden placed on the local environment. We are confident that by working together with the tenants and local communities we can continue to transform Fort Kinnaird and the surrounding area into one of which the City can be truly proud.'

For further information:British Land Property Advisers

Mark Stirling/Louise Maskell Tel: +44 (0)20 7486 4466

Schroders

Michael Clarke Tel: +44 (0)20 7658 6000

Financial Dynamics

Dido Laurimore/Jamie Robertson Tel: +44 (0)20 7831 3113

Notes to Editors

Fort Kinnaird Shopping Park, Edinburgh provides over 560,000 sq ft of accommodation in more than 52 retail units. Current tenants include Argos, Boots, Borders, Currys, Early Learning Centre, Gap, H & M Hennes, HMV, JD Sports, Marks & Spencer, Next, Pizza Hut, Toys 'R' Us, Wallis, WH Smith, New Look and Vision Express.

The Hercules Unit Trust

HUT was created in September 2000 as a closed-ended Jersey property unit trust to invest inretail warehouses and shopping parks throughout the United Kingdom. HUT's objective is to achieve an annual ungeared total return above the IPD UK Retail Warehouse Index over the life of the trust. HUT has an initial life of ten years from September 2000 and this can be extended if approval is given by the unitholders.

HUT is the UK's largest specialist retail property unit trust with a property portfolio of £3.4 billion comprising of 22 retail and shopping parks (as at March 2007), including Glasgow Fort Shopping Park, Glasgow; and Fort Kinnaird Shopping Park, Edinburgh. The portfolio totals 5.3 million sq ft of retail park space and key tenants include Next, Boots, Arcadia, Marks & Spencer, Argos, DSG, Sports World, JJB Sports and B&Q.

For further information: http://hercules.schroders.com

British Land Property Advisers Limited, property adviser to HUT, is a subsidiary of British Land. British Land is Europe's largest property company measured by assets with total assets under management of £21.3 billion at March 2007. British Land's share of the Hercules Unit Trust is 36.3% as at March 2007. For more details visit www.britishland.com

Schroders is a global asset management company with £132.3 billion under management (as at 31 March 2007). Its clients are major financial institutions including pension funds, banks and insurance companies, local and public authorities, governments, charities, high net worth individuals and retail investors.

Schroders manages property funds with a total value in excess of £10 billion (as at 31 March 2007). It manages pooled UK property vehicles and provide a property multi-manager service. It also provides property advice to a range of specialist property funds, and facilitate the exchange of direct property for holdings in property unit trusts, along with advising property opportunity/venture funds.

Schroders manages a portfolio of Jersey domiciled specialist property unit trusts, which invest in various sectors of the UK market. These vehicles enable gross and net investors to coinvest in a tax efficient manner. Schroder Property Investment Management Limited and Schroder Investment Management Limited are authorised and regulated by the Financial Services Authority.

Jersey based specialist property unit trusts are becoming an increasingly attractive property investment route for institutional investors. These trusts offer a low cost tax transparent way of gaining an exposure to property portfolios which, because of capital constraints, may otherwise not be available to them. Investors benefit from the unit trust being managed by specialists in the relevant sector who are highly incentivised to perform by their coinvestment in the trust.

HUT is a collective investment scheme within the meaning of Section 235 of the Financial Services and Markets Act ("FSMA"). It is not an authorised unit trust scheme, OEIC or recognised scheme within the meaning of the FSMA and therefore constitutes an unregulated collective investment scheme. As an unregulated collective investment scheme, the distribution and promotion of units are restricted, for the purposes of Sections 21 and 238 of the FSMA, to persons who are themselves authorised under the FSMA or who otherwise fall within the categories or exceptions made under Sections 21 and 238. All or most of the protections provided by the UK regulatory system do not apply to investment in the HUT and compensation under the Financial Services Compensation Scheme will not be available. Potential investors should be aware that past performance is not a guide to the future. The price of units and the income from them may fluctuate upwards or downwards and cannot be guaranteed. Property based pooled vehicles such as property unit trusts, invest in real property, the value of which is generally a matter of a valuer's opinion. It may be difficult to deal in the units or to sell them at a reasonable price because the underlying property may not be readily saleable. There is no recognised market for units in HUT and, as a result, reliable information about the value of units in HUT or the extent of the risks to which they are exposed may not be readily available.

This press release is not intended as an offer or solicitation for the purchase or sale of any Financial Instrument. The material is not intended to provide, and should not be relied on for accounting, legal or tax advice, or investment recommendations.

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Last Updated: 03 Jul 2007

British Land

Press releases

British Land Share Buyback

05/07/2007

British Land has today repurchased a total of 1,000,000 shares at an average price of 1,369.8p per share. British Land expects to make further purchases, together totalling up to £250million over the next 12 months.

Stephen Hester, British Land Chief Executive, commented: "We are focussed on shareholder value and generally expect to deploy our capital in physical assets from which to target superior returns relative to peers. However, we believe the gap that has recently opened between sector share prices and real asset values is too gloomy in its implied view of our prospects.

"We continue to see profitable opportunities to invest capital, both in our development programme and selective asset acquisitions and will press ahead with these as they arise. We have also completed or contracted on well over £1billion of asset sales since our March 31 fiscal year end with more in the pipeline. This follows £3.7billion of asset recycling last year. Our REIT status is a significant value creator in both purchases and sales which we will continue to leverage.

"Our balance sheet remains efficient and our property sales allow us capacity to profitably reinvest in our business both directly and via the share repurchases we are announcing today. We intend to remain flexible in relation to the timing and amount of share buybacks, taking account, inter alia, of our share price, property market conditions, balance sheet leverage and competing investment opportunities.

"British Land's regular dividend payments (now paid quarterly) are running at a level nearly 100% above 2005/6 and we expect to grow these progressively too."

Notes to Editors

Following the purchase of these shares, which will be held in treasury, British Land will have 520,626,719 shares in issue (excluding treasury shares) and 1,000,000 shares in treasury. The highest price paid per share for today's purchases was 1,382p and the lowest price was 1,360p.

British Land is the largest UK REIT by assets (£16.9billion) with total assets under management £21.3billion, as at March 31, 2007.

The portfolio, focused on the growth sectors of London Offices and Out of Town Retail, has the longest leases and occupancy rates amongst the highest of the major UK REITs. Retail assets account for 56 per cent of the portfolio, 80 per cent of which is in prime out of town locations. Offices account for 41 per cent of the portfolio of which 97 per cent is London based and includes a £4billion office development pipeline coming to fruition between now and 2011.

For further information:

British Land
Media: Laura De Vere – 020 7467 2920/mobile 07739 292920
Investors: Amanda Jones – 020 7467 2946/mobile 07921 884017

Finsbury: Ed Simpkins 020 7251 3801/mobile 07947 740 551

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Last Updated: 06 Jul 2007

British Land

Press releases

Largest Spanish Deal Completes

10/07/2007

British Land has today completed the purchase of Spain's prime regional shopping centre and retail park in Murcia for €350 million in a joint venture with the closed-end fund PREF, reflecting a gross initial yield circa 5 per cent.

The deal is reported to be Spain's biggest single out-of-town retail investment transaction and confirms British Land/PREF's position as the largest owner of out-of-town retail parks in Europe. Known as Nueva Condomina, the 120,000m^2 scheme has been acquired from Deparcom, a joint venture between Eroski and Grupo Trusam.

Valentine Beresford, British Land said: "Selectively extending our investments in Europe is an important strategic step and a logical extension of our UK market leadership. There is an under provision of out-of-town shopping in many Eurozone markets with attractive supply/demand dynamics, similar to the UK, although much less mature. The Nueva Condomina development is a very rare opportunity to acquire a prime asset in a market where there is clear evidence of a growing number of international retailers pushing into the country."

Download an image of Nueva Condomina internal view JPG > (400KB)
Download an image of Nueva Condomina external view JPG > (334KB)

Notes to Editors

The shopping centre opened September 2006 and the retail park in May 2007. The two storey enclosed shopping centre and the retail park are 100 per cent let. Notable retailers include Primark, FNAC, H&M, Leroy Merlin and Media Markt as well as Zara, Massimo Dutti, Bershka, H&M, Benetton, Etam and Cortefeil.

The 120,000m^2 scheme encompasses a 60,200m^2 two storey enclosed shopping centre and a 44,400m^2 retail park. The shopping centre includes a 15 screen multiplex and a 13,700m^2 Hypermarket. There is dedicated parking for 6,500 cars.

Cushman & Wakefield advised British Land and PREF.

British Land is the largest UK REIT by assets (£16.9 billion) with total assets under management of £21.3 billion, as at March 31, 2007.

The portfolio, focused on the growth sectors of London Offices and Out of Town Retail, has the longest leases and occupancy rates amongst the highest of the major UK REITs. Retail assets account for 56 per cent of the portfolio, 80 per cent of which is in prime out-of-town locations. Offices account for 41 per cent of the portfolio of which 97 per cent is London-based and includes a £4 billion office development pipeline coming to fruition between now and 2011.

British Land's owned, contracted and managed assets in Europe are valued at €1.7 billion as at March 31, 2007, and include retail parks in Spain, Italy, Portugal, Belgium, Switzerland and France through its property adviser role and 40 per cent holding in PREF. Assets owned and committed in PREF total circa €1.1 billion.

Puerto Venecia, Zaragoza, is the circa €600 million retail and leisure scheme being developed through a joint venture between British Land, a group of European private investors and the Spanish construction company Copcisa Corp.

PREF is a seven year, closed-end fund created in 2004 investing in out-of-town retail parks in the Eurozone. PREF is advised by British Land European Fund Management, a partnership between British Land and Doric Properties Ltd.

Tuesday, 10 July 2007

Media Enquiries:

British Land: Laura De Vere

Tel: +44 20 7467 2920/Mobile: + 44 (0)7739 292920

British Land

Press releases

Annual General Meeting Statement

13/07/2007

British Land holds its Annual General Meeting this morning at 11.30 a.m. at the Landmark Hotel, London.

Extracts from comments by the Chairman, Chris Gibson-Smith, to be made at the meeting are as follows:

"British Land has made a good start to the financial year. Our strategy is unambiguously 'customer-centric' and throughout our business evidence is visible of the appeal of our buildings and locations. As a result, we enjoy a very high occupancy rate and the longest leases in our sector. In London, good progress on developments and capturing rental increases across the office sector is being made. In the retail portfolio, our market leadership in out-of-town retail parks and superstores positions us in the strongest segments of customer demand.

"The Company has also continued to recycle capital aggressively. Our REIT status makes this more tax efficient than hitherto. In the 3 months since the start of this financial year we have completed or exchanged on £1,161 million (BL share) of property sales across the portfolio, at an average premium of 2.5% to March valuations. This level of activity, following on from £7 billion of sales and purchases in the previous 2 years, has given us significant advantage in improving our portfolio's appeal to customers and its corresponding financial prospects.

"We continue to look actively at new investment, whether through our 5m sq.ft development programme (£500 million spend expected in 2007/8) or elsewhere.

"The potential impact of higher interest rates on the property investment market has been widely discussed. At present occupier markets are generally in good shape. As a result the principal changes in property pricing relate to areas of occupancy strength (where pricing is strong) or weakness (where some outward yield shift is evident). This type of realignment we have been anticipating for some time. We believe that British Land's portfolio, development, financial and management strengths will continue to show through clearly even in a tougher environment should that transpire.

"Our next financial results, for the quarter to 30th June, 2007, will be announced on August 16th. We anticipate reporting a further advance in net asset values at that time.

"The Board is particularly conscious of demonstrating its regard for shareholder value at a time of market uncertainty. The best way to do this is through successful prosecution of our added-value strategies which, as outlined, are progressing well. However we are also focused on conversion of our efforts to cash for shareholders. In this context we announced a £250 million share buyback programme last week since when we have already repurchased £65 million. Today, complementing that effort, I can announce increased ordinary dividends. We previously set these at a minimum of 33p/share (8.25p/quarter) for 2007/8. We now intend to pay out 35p/share for the current financial year (8.75p/quarter) – a further 6% increase on the previously announced 94% increase compared to our last full year before REIT status. We continue to expect to operate a policy of progressive dividend growth in future years.

"This is my first AGM "in the Chair" at British Land. May I close by paying compliments, on shareholders behalf, to our people. Firstly to John Travers, who tragically died last month having joined our Board as a non-Executive earlier in the year. Our thoughts are with his family. Sir John Ritblat, our honorary president, has presided at this event for many years. We are delighted he is here today and continues to actively support our work. Finally, to British Land's people, continuing thanks and appreciation are due. Your unstinting efforts position us well for the future."

Media Enquiries:

British Land: Laura De Vere

Tel: +44 20 7467 2920/Mobile: + 44 (0)7739 292920

Finsbury: Ed Simpkins

Tel: +44 207 251 3801/Mobile:+ 44 (0) 7947 740 551

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12 To approve by Special Resolution amendments to the Company's Articles of Association[2]	305,304,652	99.98	49,485	0.02	100,770
13 To approve by Ordinary Resolution the use of electronic means to communicate with shareholders[2]	305,351,406	99.98	64,627	0.02	38,874
14 To approve by Ordinary Resolution an amendment to The British Land Long Term Incentive Plan[2]	259,077,889	85.91	42,480,348	14.09	3,896,670

Note 1: A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for and against each resolution.

Note 2: These resolutions were proposed as Special Business.

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Last Updated: 13 Jul 2007

END